Offer To Purchase For Cash

All Outstanding Shares Of Class A Common Stock
of
Cox Communications, Inc.
at
$34.75 Net Per Share
by
Cox Holdings, Inc.
A Wholly Owned Subsidiary Of
Cox Enterprises, Inc.

and by

Cox Communications, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 2, 2004, UNLESS THE OFFER IS EXTENDED.

     Cox Holdings, Inc., a Delaware corporation (“Holdings”), a direct, wholly owned subsidiary of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), and Cox Communications, Inc., a Delaware corporation (“Cox”) are offering to purchase, at a price of $34.75 net per share in cash without interest, all outstanding shares of Class A common stock, par value $1.00 per share, of Cox (the “Shares”) not otherwise owned by Holdings or Cox DNS, Inc., a Delaware corporation (“DNS”), another direct, wholly owned subsidiary of Enterprises, including all Shares issued upon exercise of options, on the terms and subject to the conditions specified in this Offer to Purchase and related Letter of Transmittal. This offer is subject to (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires Shares which constitute at least a majority of the outstanding Shares not beneficially owned by Enterprises, Holdings, DNS or their respective affiliates or the directors and executive officers of Cox immediately prior to the expiration of the tender offer and (ii) the non-waivable condition that Cox shall have obtained funding under its new credit facilities arranged in connection with the tender offer and the merger set forth in the merger agreement. This offer is also subject to certain other conditions described in “The Tender Offer — Section 12. Certain Conditions To The Offer.” Holdings and DNS currently beneficially own approximately 60% of Cox’s outstanding Class A common stock. After the tender offer is consummated and subject to the conditions to the merger, CEI-M Corporation, Inc. (“CEI-M”), a Delaware corporation and a newly-created and wholly owned subsidiary of Holdings, will merge with and into Cox (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”) with Cox as the surviving corporation. If after the purchase of Shares pursuant to the tender offer, Holdings and DNS own at least 90% of the outstanding Shares, CEI-M will merge with and into Cox in a short-form merger pursuant to Section 253 of the DGCL. If after the purchase of Shares pursuant to the tender offer, Holdings and DNS own less than 90% of the outstanding Shares, Cox will call a special meeting of Cox’s stockholders, and Enterprises will cause Holdings and DNS to vote all Cox common stock owned by them in favor of, and thereby approve, the Merger.

     The Board of Directors of Cox (the “Cox Board”), based upon the unanimous recommendation of a special committee of independent directors of the Cox Board, (a) unanimously determined that each of the tender offer and the Merger is fair to and in the best interests of Cox’s stockholders (other than Enterprises and its affiliates), (b) unanimously approved the tender offer and the Merger, and (c) unanimously recommends that Cox’s stockholders accept the tender offer and tender their Shares pursuant to the tender offer.

     Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the related Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed (if required by Instruction 5 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Tender Offer — Section 3. Procedures for Tendering Shares” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

Contact: Tim Drain (877) 531-8365	Contact: Kevin Blum (212) 526-7850

November 3, 2004

      Any stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the tender offer, may tender such Shares by following the procedures for guaranteed delivery set forth in “The Tender Offer  — Section 3. Procedures For Tendering Shares.”

      Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to D. F. King & Co., Inc. (the “Information Agent”) or to Citigroup Global Markets Inc. and Lehman Brothers Inc. (together, the “Dealer Managers”) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the tender offer.

      This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET
INTRODUCTION
SPECIAL FACTORS
THE TENDER OFFER

Summary Term Sheet	1
Introduction	8
Special Factors	12
Background of the Offer	12
Recommendation of the Special Committee; Fairness of the Offer and the Merger	21
Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger	38
Purpose and Structure of the Offer and the Merger; Reasons of Enterprises for the Offer and the Merger	43
The Merger; Plans for Cox After the Offer and the Merger; Certain Effects of the Offer	44
Conduct of Cox’s Business if the Offer is Not Completed	46
The Merger Agreement	46
Appraisal Rights	52
Security Ownership of Certain Beneficial Owners	54
Transactions and Arrangements Concerning the Shares	56
Related Party Transactions	57
Interests of Certain Persons in the Offer	58
The Tender Offer	59
Terms of the Offer; Expiration Date	59
Acceptance for Payment and Payment for Shares	61
Procedures for Tendering Shares	62
Withdrawal Rights	64
Certain United States Federal Income Tax Considerations	65
Price Range of Shares; Dividends	67
Certain Information Concerning Cox	67
Certain Information Concerning Cox, Enterprises and Holdings	73
Source and Amount of Funds	73
Certain Effects of the Offer on the Market for the Shares	78
Fees and Expenses	79
Certain Conditions to the Offer	80
Certain Legal Matters	81
Miscellaneous	85
Schedule A — Directors and Executive Officers of Enterprises, Holdings and Cox	A-1
Schedule B — Share Transactions	B-1
Schedule C — DGCL Section 262 — Appraisal Rights	C-1
Annex I — Opinion of Goldman, Sachs & Co.	I-1
Annex II — Agreement and Plan of Merger	II-1

SUMMARY TERM SHEET

      Holdings and Cox are jointly offering to purchase all the outstanding shares of Class A common stock, par value $1.00 per share, of Cox not otherwise owned by Holdings or DNS for $34.75 net per Share in cash without interest. The following are some of the questions that you, as a stockholder of Cox, may have and answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the related Letter of Transmittal because the information in this summary is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal.

Who Is Offering To Buy My Securities?

      The offer to purchase all the outstanding shares of Class A common stock of Cox not otherwise owned by Holdings or DNS is being made jointly by Holdings and Cox. Cox has two classes of common stock, Class A and Class C, and no other outstanding voting securities. Except with respect to voting, transfer and convertibility, shares of Class A common stock and shares of Class C common stock are identical. Class A stockholders are entitled to one vote per share, while Class C stockholders are entitled to ten votes per share. The shares of Class C common stock are subject to significant transfer restrictions, and each share is convertible into one share of Class A common stock. As of the date hereof, Holdings owns 340,710,646 shares or 56% of Cox’s Class A common stock and 25,696,470 shares or 93% of Cox’s Class C common stock, and DNS owns 24,980,530 shares or 4% of Cox’s Class A common stock and 1,901,322 shares or 7% of Cox’s Class C common stock. Holdings and DNS collectively own approximately 60% of the outstanding Class A common stock and 100% of the Class C common stock of Cox, which together represent approximately 73% of the voting power thereof. Holdings and DNS are holding companies with no independent business operations. See “The Tender Offer — Section 7. Certain Information Concerning Cox” and “The Tender Offer — Section 8. Certain Information Concerning Cox, Enterprises and Holdings.”

      If sufficient Shares are tendered in the tender offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS, would represent at least 90% of the outstanding Shares upon the expiration of the tender offer, Holdings would purchase all Shares tendered in the tender offer. However, if sufficient Shares are not tendered in the tender offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS, would represent at least 90% of the outstanding Shares upon the expiration of the tender offer, Holdings would purchase the first 43,165,467 Shares validly tendered and not withdrawn pursuant to the tender offer. Cox would then purchase any remaining Shares validly tendered and not withdrawn pursuant to the tender offer.

      Enterprises is one of the nation’s leading media companies and providers of automotive services, with 2003 revenues of $10.7 billion and 77,000 employees. Major operating subsidiaries include Cox Communications, Inc. (NYSE: COX) (cable television distribution, telephone, high-speed Internet access and other advanced broadband services); Cox Newspapers, Inc. (newspapers, local and national direct mail advertising and customized newsletters); Cox Television (television and television sales representative firms); Cox Radio, Inc. (NYSE: CXR) (broadcast radio stations and interactive Web sites); and Manheim Auctions, Inc. (vehicle auctions, repair and certification services and web-based technology products). CEI also owns an equity stake in AutoTrader.com, the world’s largest and most visited online source of vehicle listings for dealers and consumers.

      Cox is a multi-service broadband communications company with approximately 6.6 million total customers, including approximately 6.3 million basic cable subscribers. The nation’s third-largest cable television provider measured by basic subscribers, Cox offers both analog cable television under the Cox Cable brand as well as advanced digital video service under the Cox Digital Cable brand. Cox provides an array of other communications and entertainment services, including local and long distance telephone under the Cox Digital Telephone brand; high-speed Internet access under the Cox High Speed Internet brand; and commercial voice and data services via Cox Business Services. Local cable advertising, promotional opportunities and production services are sold under the Cox Media brand. Cox is an investor in programming networks including Discovery Channel. Cox operates in one operating segment, broadband communications. Cox is an indirect, majority-owned subsidiary of Enterprises.

What Are the Classes and Amounts of Securities Sought in the Tender Offer?

      We are seeking to purchase all of Cox’s outstanding Class A common stock not otherwise owned by Holdings or DNS. See “Introduction.” As of the date of this Offer to Purchase, there are approximately 240.6 million outstanding Shares not beneficially owned by Enterprises.

How Much Are You Offering to Pay and What Is the Form of Payment?

      We are offering to pay $34.75 per Share, net to you in cash without interest. This price represents a premium of approximately 26% over the closing price of Cox’s Class A common stock on the New York Stock Exchange (“NYSE”) on July 30, 2004, the last trading day prior to the date Enterprises announced its intention to make the tender offer. If you are the record owner of your Shares and you tender your Shares to us in the tender offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See “The Tender Offer — Section 3. Procedures For Tendering Shares.”

How Will My Stock Options Be Treated in the Tender Offer and the Merger?

      If you hold a vested stock option, you are free to exercise that option in accordance with its terms and then tender your Shares under this tender offer. Following the tender offer, as part of the Merger, if you hold options that are vested, you will be offered the opportunity to cancel those options and, in exchange, receive a cash payment with respect to each share subject to such options equal in amount to the excess of the consideration offered to Cox stockholders in the Merger ($34.75 net per Share) over the exercise price under your options. The right to receive the option cash payment will be subject to the prior execution of all necessary written consents and releases as determined by Enterprises. See “Special Factors — The Merger Agreement.”

      Options that are not vested at the time of the Merger or that you have not exchanged in the Merger because the exercise price exceeds $34.75, will continue in effect following the consummation of the Merger. Any vesting restrictions will continue to apply and once vested, those options will be exercisable in accordance with their terms. Following the Merger, Cox shares will no longer be listed on the NYSE or on any other securities exchange or automated dealer quotation system, so your ability to resell such shares will be limited.

How Will My Restricted Stock Be Treated in the Tender Offer and the Merger?

      If you previously received a restricted stock award and any portion of the Shares under that award has become vested, those vested Shares are the same as any other Shares, and you are free to tender those Shares in accordance with the terms of the tender offer.

      Shares of restricted stock that have not vested as of the expiration of the tender offer are subject to the terms of your restricted stock award that provides that those Shares are not transferable. As a result, under the terms of your restricted stock award, you may not tender your Shares in the tender offer. At the time of the Merger, however, shares of restricted stock that are not vested will be exchanged for the consideration offered to Cox stockholders in the Merger so that you will receive a cash payment equal to $34.75 net per Share multiplied by the number of shares of restricted stock you hold. This cash payment will be free and clear of all forfeiture provisions. See “Special Factors — The Merger Agreement.”

What Are the Most Important Conditions to the Tender Offer?

      Our obligation to purchase Shares at the expiration of the tender offer is subject to satisfaction of, or if permitted, waiver of, several conditions, including the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires Shares which constitute at least a majority of the outstanding Shares not beneficially owned by Enterprises, Holdings, DNS or their respective affiliates or the directors and executive officers of Cox immediately prior to the expiration of the tender offer. We estimate based on the number of outstanding Shares as of October 31, 2004, approximately 119,715,911 Shares not beneficially owned by Enterprises, Holdings, DNS or their respective affiliates or the directors and executive officers of Cox would have to be tendered in order to satisfy the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires Shares which constitute at least a majority of the outstanding Shares not beneficially owned by Enterprises, Holdings or their respective affiliates or the directors and executive officers of Cox immediately before expiration of the tender offer. In addition, our obligation to purchase the Shares is subject to the non-waivable condition that Cox shall have obtained funding under its new credit facilities arranged in connection with the tender offer and the Merger.

      The tender offer is not conditioned upon any antitrust or other governmental approvals, consents or clearances. The offer is subject to several other conditions. See “The Tender Offer — Section 12. Certain Conditions To The Offer.”

      In the event that all of the conditions to the tender offer have not been satisfied or waived at the then scheduled expiration date of the tender offer, at the request of the special committee, Holdings will extend the expiration date of the tender offer in such increments as Holdings may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions, (ii) termination of the merger agreement in accordance with its terms, and (iii) the determination that such conditions are not reasonably capable of being satisfied.

Do You Have the Financial Resources to Make Payment?

      Holdings and Cox will need approximately $8.5 billion to purchase all Shares not otherwise owned by Holdings or DNS in the tender offer and the Merger and to pay related fees and expenses. Enterprises has arranged for (subject to the terms and conditions contained therein) new bank credit facilities for Enterprises and Cox providing for aggregate financing of $10 billion, of which $2.25 billion has been committed to Enterprises and $7.75 billion has been committed to Cox. If sufficient Shares are not tendered in the tender offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS, would represent at least 90% of the outstanding Shares upon the expiration of the tender offer, Holdings would purchase the first 43,165,467 Shares validly tendered and not withdrawn pursuant to this tender offer. Cox would then purchase any remaining Shares validly tendered and not withdrawn pursuant to this tender offer. If sufficient Shares are tendered in the tender offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS, would represent at least 90% of the outstanding Shares upon the expiration of the tender offer, Holdings would purchase all Shares tendered in the tender offer. If Holdings would purchase all Shares tendered in the tender offer, Cox is permitted, and intends to, use the proceeds of borrowings under its new credit facilities to lend funds to Holdings for use by Holdings to purchase such Shares. See “The Tender Offer — Section 9. Source And Amount Of Funds.”

      Like most credit agreements with banks, there are conditions to the banks’ obligations to loan money to Enterprises and Cox. These conditions are discussed in “The Tender Offer — Section 9. Source And Amount Of Funds.” However, Enterprises and Cox believe that if the conditions to our offer are met, other than the condition that Cox receive funds under its new credit facilities, we will be able to meet all of the conditions imposed by the banks in our commitment letter. However, if Cox does not receive funding under its new credit facilities, Cox and Holdings will be unable to complete the tender offer, and all tendered Shares will be promptly returned to tendering stockholders.

Is Your Financial Condition Relevant to My Decision to Tender My Shares in the Tender Offer?

      We do not think the financial condition of the offerors in the tender offer is relevant to your decision whether to tender your Shares in the tender offer because:

•	the tender offer is being made for all Shares not otherwise owned by Holdings or DNS solely for cash;

•	if we consummate the tender offer, we will acquire all remaining untendered Shares in the Merger for the same cash price;

•	Enterprises and Cox have received a commitment for financing to be provided to Enterprises and Cox from reputable financial institutions for sufficient funds to purchase all Shares not otherwise owned by Holdings or DNS; and

•	the commitment letter is subject only to customary terms and conditions, which generally correspond to the conditions to the tender offer and which we believe will be satisfied upon completion of the tender offer.

      Notwithstanding the foregoing, we have included the relevant financial information of Cox because it is the issuer of the Shares.

How Long Do I Have to Decide Whether to Tender in the Tender Offer?

      You will have until 12:00 midnight, New York City time, on December 2, 2004, to decide whether to tender your Shares in the tender offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See “The Tender Offer — Section 3. Procedures For Tendering Shares.”

Can the Tender Offer Be Extended and Under What Circumstances?

      We may extend, and at the request of the special committee, we will be obligated to extend, the tender offer from time to time if certain conditions to the tender offer have not been satisfied or waived. If Shares tendered in the tender offer have been accepted for payment, but the number of Shares collectively owned by Holdings and DNS is less than 90% of the outstanding Shares, Holdings may extend the offer for a “subsequent offering period” not to exceed 15 business days in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “The Tender Offer — Section 1. Terms Of The Offer; Expiration Date.”

How Will I Be Notified If the Tender Offer Is Extended?

      If we extend the tender offer, we will inform Wachovia Bank, N.A. (the Depositary for the tender offer) of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire.

How Do I Tender My Shares?

      To tender your Shares, you must deliver the certificates evidencing your Shares, together with a completed Letter of Transmittal, to Wachovia Bank, N.A. (the Depositary for the tender offer), not later than the time the tender offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company (“DTC”). If you are not able to deliver any required items to the Depositary by the expiration of the tender offer, you may get a little extra time to do so by having a broker, bank or other fiduciary who is a member of the Securities Transfer Agent Medallion Program or other eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days. However, the Depositary must receive the missing items within that three trading day period after the expiration of the tender offer or you will not be able to tender your Shares in the tender offer. See “The Tender Offer — Section 3. Procedures For Tendering Shares.”

Until What Time Can I Withdraw Previously Tendered Shares?

      You can withdraw previously tendered Shares at any time until the tender offer has expired and, if we have not agreed to accept your Shares for payment by January 2, 2005, you can withdraw them at any time after January 2, 2005 until we do accept your Shares for payment. This right to withdraw will not apply to any subsequent offering period. See “The Tender Offer — Section 1. Terms Of The Offer; Expiration Date.”

How Do I Withdraw Previously Tendered Shares?

      To withdraw previously tendered Shares you must deliver a written notice of withdrawal, or a facsimile thereof, with the required information to the Depositary while you still have the right to withdraw the Shares. See “The Tender Offer — Section 4. Withdrawal Rights.”

What Does Cox’s Board of Directors Think of the Tender Offer?

      The Cox Board formed a special committee of independent directors to review and consider the tender offer. Both the special committee and the Cox Board (i) unanimously determined that each of the tender offer and the Merger is fair to and in the best interests of Cox’s stockholders (other than Enterprises and its affiliates), (ii) unanimously approved the tender offer and the Merger, and (iii) unanimously recommends that you accept the tender offer and tender your Shares in the tender offer. See “Special Factors — Recommendation Of The Special Committee; Fairness Of The Offer And The Merger.”

Following the Tender Offer, Will Cox Continue as a Public Company?

      Yes. Cox has a series of debt securities outstanding that is listed for trading on the NYSE. As long as these debt securities remain so listed, Cox will continue to file periodic reports pursuant to Section 13 of the Exchange Act. Holders of these debentures have the right to require Cox to repurchase their debentures in April 2005, and Cox will have the right to redeem these debentures beginning in April 2005. In addition, Cox may have continuing Exchange Act reporting requirements under its other outstanding debt securities. However, if the Merger takes place, Cox will no longer have any publicly traded equity securities outstanding. See “The Tender Offer — Section 10. Certain Effects Of The Offer On The Market For The Shares.”

What Will I Receive for My Shares in the Merger, If I Do Not Exercise Appraisal Rights?

      If the Merger takes place, stockholders will receive $34.75 net per Share in cash in connection with the Merger.

Will I Have the Right to Have My Shares of Cox Class A Common Stock Appraised?

      If you tender your Shares in the tender offer, you will not be entitled to exercise statutory appraisal rights under the DGCL. If you do not tender your Shares in the tender offer and the Merger is consummated, you will have a statutory right to demand payment of the judicially appraised fair value of your Shares plus a fair rate of interest, if any, from the date of the Merger. This value may be more or less than or the same as the $34.75 net per Share cash consideration in the tender offer and the Merger. See “Special Factors — Appraisal Rights.”

Will the Tender Offer Be Followed by a Merger If Not All the Publicly Traded Shares of Cox Communications Are Tendered in the Tender Offer?

      The tender offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires Shares which constitute at least a majority of the outstanding Shares not beneficially owned by Enterprises, Holdings, DNS or their respective affiliates or the directors and executive officers of Cox immediately prior to the expiration of the tender offer. If this condition is not satisfied, all previously tendered Shares will be returned to tendering stockholders, and the Merger will not take place. If this condition is satisfied and Shares are purchased in the tender offer, then, subject to the conditions to the Merger set forth in the merger agreement, the Merger will take place. See “Special Factors — The Merger Agreement.”

      When the Merger takes place, Cox will become an indirect, wholly owned subsidiary of Enterprises, and all of the remaining stockholders of Cox (other than Holdings, DNS and CEI-M) will receive $34.75 net per Share in cash without interest. If after the purchase of Shares pursuant to the tender offer, Holdings and DNS own at least 90% of the outstanding Shares, CEI-M will be merged with and into Cox in a short-form merger pursuant to Section 253 of the DGCL with Cox as the surviving corporation. However, if after the purchase of Shares pursuant to the tender offer, Holdings and DNS own less than 90% of the outstanding Shares, Cox will call a special meeting of stockholders to vote upon the Merger, and Enterprises will cause Holdings and DNS to vote to approve the Merger pursuant to Section 251 of the DGCL. If after the purchase of Shares pursuant to the tender offer, Holdings and DNS own less than 90% of the outstanding Shares, Holdings and DNS might convert shares of Class C common stock into Class A common stock to the extent that, after giving effect to such conversion, Holdings and DNS would own in the aggregate the number of Shares necessary to effect a short-form merger. See “Special Factors — The Merger; Plans For Cox After The Offer And The Merger; Certain Effects Of The Offer.”

If I Decide Not to Tender, How Will the Tender Offer Affect My Shares?

      If the Merger takes place, stockholders not tendering in the tender offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the tender offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares in the tender offer, unless you properly perfect your appraisal rights under Delaware law. However, if for some reason the tender offer is consummated but the Merger does not take place, the number of stockholders and of Shares that are still publicly owned may be so small that the Shares will no longer be listed on the NYSE or any other active public trading market. In addition, if the Merger does not take place or takes place after a “subsequent offering period” or a special meeting of Cox’s stockholders, then during the period following the purchase of Shares pursuant to the Offer and pending completion of the Merger, Cox would have additional indebtedness of between approximately $2.8 billion and $4.8 billion as a result of borrowings to purchase Shares tendered pursuant to the Offer, or total indebtedness of between approximately $9.1 billion and $11.1 billion during this period, based on Cox’s expectation that it would have $6.3 billion of total indebtedness as of December 31, 2004 in the absence of any purchase of Shares in the Offer. See “Special Factors — The Merger Agreement,” “The Tender Offer — Section 9. Source And Amount Of Funds” and “The Tender Offer — Section 10. Certain Effects Of The Offer On The Market For The Shares.”

What Is the Market Value of My Shares as of a Recent Date?

      On July 30, 2004, the last trading day before we announced the tender offer, the last sale price of the Shares reported on the NYSE was $27.58 per Share. On November 2, 2004, the last full trading day prior to the commencement of the tender offer, the last sale price of the Shares reported on the NYSE was $34.47 per Share. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares. See “The Tender Offer — Section 6. Price Range of Shares; Dividends.”

Who Can I Call If I Have Questions About the Tender Offer?

      You can call D. F. King & Co., Inc. at 1-800-549-6697. D. F. King & Co., Inc. is acting as the information agent for our tender offer, and Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as the dealer managers for our tender offer. The telephone numbers of the dealer managers are set forth on the back cover of this Offer to Purchase.

INTRODUCTION

      Cox Holdings, Inc., a Delaware corporation (“Holdings”), and Cox Communications, Inc., a Delaware corporation (“Cox” and together with Holdings, the “Purchasers”), hereby offer to purchase all the outstanding shares of Class A common stock, par value $1.00 per share, of Cox (the “Shares”) not otherwise owned by Cox DNS, Inc., a Delaware corporation (“DNS”), or Holdings, including all Shares issued upon the exercise of options, at $34.75 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the “Offer”). Holdings and DNS are direct, wholly owned subsidiaries of Cox Enterprises, Inc., a Delaware corporation (“Enterprises”). As of the date hereof, Holdings owns 340,710,646 shares or 56% of Cox’s Class A common stock and 25,696,470 shares or 93% of Cox’s Class C common stock, and DNS owns 24,908,530 shares or 4% of Cox’s Class A common stock and 1,901,322 shares or 7% of Cox’s Class C common stock. Holdings and DNS collectively own approximately 60% of the outstanding Class A common stock and 100% of the Class C common stock of Cox, which together represent approximately 73% of the voting power thereof. You will not be obligated to pay brokerage fees or commissions, unless your Shares are held through a broker or other nominee who tenders your Shares on your behalf or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchasers pursuant to the Offer. Enterprises will pay all charges and expenses of Citigroup Global Markets Inc. (“Citigroup”) and Lehman Brothers Inc. (“Lehman Brothers”) who are acting as the dealer managers (together, the “Dealer Managers”), D.F. King & Co., Inc., as the information agent (the “Information Agent”), and Wachovia Bank, N.A., as the depositary (the “Depositary”), incurred in connection with the Offer.

      The special committee of independent directors (the “Special Committee”) of Cox’s Board of Directors (the “Cox Board”) (a) unanimously determined that each of the Offer and the Merger (as defined below) is fair to and in the best interests of Cox’s stockholders (other than Enterprises and its affiliates), (b) unanimously approved the Offer and the Merger, and (c) unanimously recommends that Cox’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

      Goldman, Sachs & Co. (“Goldman Sachs”) delivered its opinion to the Special Committee that, as of October 19, 2004 and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by holders of Shares (other than Enterprises and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders.

      The full text of the written opinion of Goldman Sachs, dated October 19, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex I. Further discussion of the letter and the presentation by Goldman Sachs at the October 18, 2004 meeting of the Special Committee is contained in “Special Factors — Opinion of Financial Advisor.” Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated by the Merger Agreement (as defined below). The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

      Pursuant to an engagement letter between Cox and Goldman Sachs, Cox has agreed to pay Goldman Sachs certain fees for its services in connection with the transaction contemplated by the Merger Agreement, a portion of which is payable upon consummation of the Offer and the Merger.

      The Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn prior to the expiration date, Shares which constitute at least a majority of the outstanding Shares not beneficially owned by Enterprises, Holdings, DNS or their respective affiliates or the directors and executive officers of Cox immediately prior to the expiration of the Offer (the “Majority of the Minority Condition”). If the Majority of the Minority Condition is not satisfied, the Offer will be terminated, and all Shares previously tendered will be returned to tendering stockholders. If the Majority of the Minority Condition is satisfied and the Offer is consummated, Enterprises is obligated to cause the consummation of the Merger as soon as practicable thereafter and after satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement. The Purchasers estimate that, based on the number of outstanding Shares as of October 31, 2004, approximately 119,715,911 Shares not beneficially owned by Enterprises, Holdings, DNS or their respective affiliates or the directors and executive officers of Cox would have to be tendered in order to satisfy the Majority of the Minority Condition. The obligation of Holdings and Cox to purchase Shares in the Offer is also subject to the non-waivable condition that Cox shall have obtained funding under its new credit facilities contemplated by the commitment letter entered into by Enterprises and Citigroup, Lehman Brothers and JPMorgan Chase Bank, in connection with the Offer and the Merger (the “Cox Financing Condition”). The offer is subject to certain additional conditions. See “The Tender Offer — Section 12. Certain Conditions To The Offer.” The Purchasers reserve the right (subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”)) to amend or waive any one or more of the terms and conditions of the Offer (except the Majority of the Minority Condition and the Cox Financing Condition) or to terminate this Offer at any time.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 19, 2004 (the “Merger Agreement”), by and among Enterprises, Holdings, CEI-M Corporation, a Delaware corporation and a newly-formed, wholly owned subsidiary of Holdings (“CEI-M”), and Cox. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, Holdings and DNS will contribute all Cox common stock held by them to CEI-M. CEI-M will then merge with and into Cox (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Following the Merger, Cox shall be the surviving corporation (the “Surviving Corporation”) and the separate existence of CEI-M shall cease. At the effective time of the Merger (the “Effective Time”), (i) each outstanding Share (except for Shares owned by Enterprises, Holdings or CEI-M, shares held in Cox’s treasury or by a wholly owned subsidiary of Cox and Shares held by stockholders who have properly exercised appraisal rights (the “Dissenting Shares”) under the DGCL) will be converted into and represent the right to receive the Offer Price (the “Merger Consideration”), and (ii) each share of CEI-M’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of the common stock of the Surviving Corporation. See “Special Factors — The Merger Agreement” for a description of the Merger and the Merger Agreement.

      If Holdings and DNS own at least 90% of the outstanding Shares following the purchase of Shares pursuant to the Offer, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement without a meeting or vote of Cox’s stockholders, in accordance with Section 253 of the DGCL (a “Short-Form Merger”). If following the purchase of the Shares pursuant to the Offer, Holdings and DNS own less than 90% of the outstanding Shares, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, in accordance with Section 251 of the DGCL. In furtherance thereof, Cox will call a special meeting of stockholders to effect the Merger, and Enterprises has agreed in the Merger Agreement that Enterprises will cause Holdings and DNS to vote all Cox common stock owned by them in favor of the approval and adoption of the Merger Agreement and the Merger, and thereby approve the Merger. See “Special Factors — The Merger Agreement.” If following the purchase of Shares pursuant to the Offer, Holdings and DNS own less than 90% of the outstanding Shares, Holdings and DNS might convert shares of Class C common stock into Class A common stock to the extent that, after giving effect to such conversion, Holdings and DNS would own in the aggregate the number of Shares necessary to effect a Short-Form Merger.

      This Offer is a simultaneous “joint tender offer” consisting of an offer by Holdings and an offer by Cox. Although technically two separate offers, they are being conducted for all practical purposes as a single offer. Legally, a “joint tender offer” may be interpreted to mean that each party to the Offer is jointly and severally liable to purchase all the shares that any one party has committed to purchase. Although we have characterized the Offer as a “joint tender offer,” or an offer made “jointly,” you should view the Offer as a combined offer. Under the terms of the Offer, neither Holdings nor Cox is required to purchase all of the Shares. Rather, if sufficient Shares are tendered in the Offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS, would represent at least 90% of the outstanding Shares upon the expiration of the Offer, and the conditions to consummation of the Offer are either satisfied or waived, Holdings would purchase all Shares tendered in the Offer. However, if sufficient Shares are not tendered in the Offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS, would represent at least 90% of the outstanding Shares upon the expiration of the Offer and the conditions to closing of the Offer are either satisfied or waived, Holdings would purchase, and Holdings would therefore only be liable with respect to, the first 43,165,467 Shares validly tendered and not withdrawn pursuant to this tender offer. Cox would then purchase, and Cox would therefore only be liable with respect to, any remaining Shares validly tendered and not withdrawn pursuant to this tender offer. Because both Holdings and Cox are offering to purchase Shares, Enterprises, Cox and Holdings have filed a joint Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC.

      This Offer to Purchase and the documents incorporated herein by reference include forward-looking statements. These forward-looking statements include, among others, statements concerning Cox’s plans with respect to the acquisition of the Shares, outlook for the future and information about Cox’s strategic plans and objectives, expectations as to subscriber and revenue growth, anticipated rates of subscriber penetration, capital expenditures and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar projections, as well as any facts or assumptions underlying these statements or projections. Actual results may differ materially from those in the forward-looking statements, and may be affected by known and unknown risks, uncertainties and other factors. Many of these risks and uncertainties have been discussed in Cox’s prior filings with the SEC. Factors to consider in connection with any of Cox’s forward-looking statements include, but are not limited to:

•	Cox’s ability to implement successfully Cox’s growth strategies and the level of success of Cox’s operating initiatives, including future expenditures on capital projects, terms and availability of funding, the actual level of revenue growth, adverse changes in the price of telephony interconnection or cable programming and disruptions in the supply of services and equipment. In addition, material changes in the cost of equipment or significant unanticipated capital expenditures could disrupt Cox’s business plan and adversely affect Cox’s business operations.

•	Trends in Cox’s businesses, particularly trends in the market for existing and new communications services and changes in Cox’s business strategy and development plans.

•	Cox’s ability to increase penetration in existing markets, as well as those Cox enters through acquisitions or other business combinations, including Cox’s ability to control costs and maintain high standards of customer service, the extent to which consumer demand for video, data and telephony services increases, subscriber availability, retention and growth, subscriber demand and competition.

•	Cox’s ability to generate sufficient cash flow to meet its debt service obligations and to finance ongoing operations. Cox operates with a significant level of indebtedness and if the Offer is completed, will operate with significantly higher levels of indebtedness. Cash generated from operating activities and borrowing has been sufficient to fund Cox’s debt service, working capital obligations and capital expenditure requirements. Cox believes that it will continue to generate cash and obtain financing sufficient to meet these requirements. However, if Cox were unable to meet these requirements, Cox would have to consider refinancing its indebtedness or obtaining new financing. Although in the past Cox has been able to refinance its indebtedness and obtain new financing, there can be no assurance that Cox will be able to do so in the future or that, if Cox were able to do so, the terms available would be acceptable to Cox. In addition, Cox must manage exposure to interest rate risk due to variable rate debt instruments.

•	Competition from alternative methods of receiving and distributing signals and from other sources of news, information and entertainment, such as newspapers, movie theaters, online computer services and home video products. Because Cox’s franchises are generally non-exclusive, there is potential for competition from other operators of cable systems and other distribution systems capable of delivering programming to homes or businesses, including direct broadcast satellite systems and multichannel multipoint distribution services. In addition, Cox faces general competitive factors, such as the introduction of new technologies (such as Internet-based services), changes in prices or demand for Cox’s products as a result of competitive actions or economic factors and competitive pressures within the broadband communications industry.

•	Cox’s ability to obtain the necessary FCC, as well as state and local, authorizations for new services, and Cox’s response to adverse regulatory changes. The cable industry is subject to extensive regulation by federal, local and, in some instances, state governmental agencies. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. As a result, it is not possible to predict the effect that ongoing developments might have on the broadband communications industry or on Cox’s operations.

•	Cox’s ability to limit the increases in its programming costs and maintain successful relationships with its programmers. In recent years the cable industry has experienced a rapid escalation in the cost of programming. Cox’s cable programming services are dependent upon its ability to procure programming that is attractive to Cox’s customers at reasonable rates. Programming costs may continue to escalate and Cox may not be able to pass programming cost increases on to its customers.

•	General economic, capital market and business conditions.

      Except as otherwise set forth herein, the information concerning Cox contained in this Offer to Purchase, including, without limitation, financial information, information about the deliberation of the Cox Board and the Special Committee in connection with the Offer and the Merger and the opinion of Goldman Sachs, the Special Committee’s financial advisor, has been furnished by Cox or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. Neither Enterprises nor Holdings assumes any responsibility for the accuracy or completeness of the information concerning Cox furnished by Cox or contained in such documents and records or for any failure by Cox to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Enterprises or Holdings. Except as otherwise set forth herein, the information concerning the financing to be obtained in connection with the Offer and the Merger and the information concerning Enterprises, Holdings, DNS and CEI-M contained in this Offer to Purchase, including, without limitation, information about deliberations of Enterprises’ Board of Directors and information about Enterprises’, Holdings’ or CEI-M’s plans or proposals with respect to Cox, has been furnished by Enterprises. Cox assumes no responsibility for the accuracy or completeness of the information concerning the financing or Enterprises, Holdings and DNS furnished by Enterprises or for any failure by Enterprises to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Cox.

      Stockholders are urged to read this Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

Background of this Offer.

      Prior to 1995, Cox was a wholly owned, privately held division of Enterprises operating cable television systems serving customers in several states. On February 1, 1995, Cox merged with The Times Mirror Company (“Times Mirror”) with the intent and effect of Cox acquiring Times Mirror’s cable television systems. As a result of this merger, each share of Times Mirror common stock was converted into one share of New TMC Inc. common stock and 0.615289 of a share of Cox Class A common stock. The shares of Cox’s Class A common stock issued in the Timer Mirror merger were listed for trading on the NYSE, and Cox became a publicly traded company.

      Since the initial public offering of Cox Class A common stock in 1995, a number of circumstances discussed further under “Special Factors — Purpose And Structure Of The Offer And The Merger; Reasons Of Enterprises For The Offer And The Merger” have occurred that have prompted Enterprises to embark on this transaction.

      In late spring 2004, executives of Enterprises began to believe that increasing Enterprises’ stake in Cox might be Enterprises’ most attractive investment opportunity and that the current environment of the capital markets made such an investment more feasible. At the same time, executives of Cox had been considering the repurchase of publicly held Shares as an investment alternative. On June 25, 2004, James C. Kennedy, Enterprises’ Chairman of the Board and Chief Executive Officer and Cox’s Chairman of the Board, Robert C. O’Leary, Enterprises’ Executive Vice President and Chief Financial Officer and a Cox Board member, James O. Robbins, President and Chief Executive Officer of Cox and a Cox Board member, Jimmy W. Hayes, Cox’s Executive Vice President, Finance and Chief Financial Officer, and Robert Redella, Vice President, Mergers and Acquisitions at Cox, and James A. Hatcher, Senior Vice President, Legal and Regulatory Affairs at Cox, met to discuss certain investment opportunities available to Cox. At this meeting Mr. Redella presented a number of alternatives, including the potential repurchase by Cox of some or all of Cox’s publicly held Class A common stock.

      On June 28, 2004, Mr. Kennedy, Mr. O’Leary, Richard J. Jacobson, Enterprises’ Treasurer, Andrew Merdek, Enterprises’ Vice President, Legal Affairs, Corporate Secretary and General Counsel, Mr. Robbins, Mr. Hayes, Mr. Redella, Mr. Hatcher and certain other members of the Cox finance group met with an attorney from Dow, Lohnes & Albertson, PLLC, legal counsel to Enterprises (“Dow Lohnes”). At this meeting, Dow Lohnes presented a number of legal considerations with respect to analyzing a proposal to purchase some or all of Cox’s publicly held stock.

      On June 29, 2004, Citigroup and Lehman Brothers each met with Mr. O’Leary, Mr. Jacobson, David Head, Controller of Enterprises, Scott Whiteside, then Vice President of Business Development of Enterprises, and Andrew Drake, Director of Business Development of Enterprises, and discussed previously provided materials analyzing a potential going private transaction involving Cox. The preliminary financial analyses included in certain of these materials were refined in subsequent presentations described below under “—Summary of Financial Analyses of Citigroup and Lehman Brothers.”

      On June 30, 2004, Mr. Kennedy met with G. Dennis Berry, Enterprises’ President and Chief Operating Officer and a Cox Board member, Mr. O’Leary, Mr. Jacobson, Mr. Merdek, Mr. Whiteside, Mr. Drake and Mr. Head at which meeting Messrs. Kennedy and O’Leary decided to explore in more detail a transaction to purchase all of the outstanding publicly held stock of Cox.

      On July 9, 2004, Mr. Jacobson, Mr. Whiteside, Mr. Head and Mr. Drake and certain attorneys from Dow Lohnes met with certain representatives of Citigroup and Lehman Brothers to discuss the structure and financing of a potential going private transaction involving Cox, including a tender offer for all of the outstanding publicly held stock of Cox.

      On July 22, 2004, Mr. Berry, Mr. O’Leary, Mr. Jacobson, Mr. Head, Robert Jimenez, Director of Corporate Communications, Mr. Drake, Mr. Whiteside, Mr. Merdek, certain members of Enterprises’ legal department and certain attorneys from Dow Lohnes met with certain representatives of Citigroup and

Lehman Brothers to discuss further the structure and financing of a tender offer or merger which would have the effect of taking Cox private. Citigroup and Lehman Brothers presented written materials to Enterprises at this meeting, which included information covering, among other things, these topics and preliminary financial analyses. These preliminary financial analyses were refined in subsequent presentations described below under “—Summary of Financial Analyses of Citigroup and Lehman Brothers.”

      On July 27, 2004, Mr. O’Leary presented senior management’s findings and certain considerations with respect to a potential tender offer for the publicly held stock of, or merger with, Cox to the Board of Directors of Enterprises.

      On July 30, 2004, Citigroup and Lehman Brothers sent preliminary discussion materials to certain members of management of Enterprises. The discussion materials included, among other information, a preliminary analysis of summary valuation ranges. This presentation is described below under “—Summary of Financial Analyses of Citigroup and Lehman Brothers.”

      On Sunday, August 1, 2004, the Enterprises Board met by conference call to consider making an offer to purchase all of the Shares not beneficially owned by Enterprises. After considering the implications of the proposed transaction, the Enterprises Board unanimously approved the offer at a price of $32 per Share. Enterprises also formally engaged Citigroup and Lehman Brothers as their financial advisors for the proposed transaction on August 1. Later that day, Enterprises sent a letter to the members of the Cox Board offering to acquire the Shares it did not already beneficially own at $32 per share in cash pursuant to a negotiated transaction, including a tender offer. The letter also stated Enterprises’ expectation that a special committee of independent Cox directors would be formed to respond to its proposal.

      Mr. Kennedy telephoned each of the Cox Board members who was not also an Enterprises executive officer and advised them of the contents of the letter. He also stated his expectation that Janet Clarke, Rodney Schrock and Andrew Young would constitute the Special Committee of the Cox Board empowered to consider and respond to the Enterprises proposal because they were the only directors of Cox who were neither members of management nor affiliated with Enterprises.

      On Monday, August 2, 2004, Enterprises issued a press release announcing its proposal to acquire Shares held by the public at $32 per Share in cash. On this day, Enterprises filed an amendment to its Schedule 13D with the SEC. This amendment included the letter to the Cox Board, the press release and a copy of a commitment letter providing for financing for the proposed transaction.

      From August 2 through August 5, the members of the Special Committee held a number of telephonic meetings relating to organizational matters and creating a process to review the Enterprises proposal, with the assistance of independent legal and financial advisors.

      After reviewing written materials provided by numerous law firms and conducting interviews and follow-up conversations with seven law firms, on August 5, the Special Committee unanimously voted to retain Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) as its legal counsel. Among the reasons for this selection were Fried Frank’s reputation, its experience in mergers and acquisitions transactions, its experience in representing other special committees, and the absence of any previous relationship with Enterprises, Cox or any of their affiliates.

      On August 6, the Special Committee met telephonically with Fried Frank. The Special Committee members and Fried Frank discussed the fiduciary responsibilities of the Special Committee members and the draft resolutions relating to the creation and authority of the Special Committee, which resolutions had been provided to the Committee and Fried Frank earlier in the week. The Special Committee unanimously voted to retain the law firm of Morris, Nichols, Arsht & Tunnel to act as its Delaware counsel. The Special Committee also discussed the process for selecting its financial advisors, including a review for potential conflicts of interests, and elected Ms. Clarke Chair of the Special Committee.

      From August 6 through August 10, members of the Special Committee reviewed written materials provided to them by numerous investment banking firms. At the request of the Special Committee,

Enterprises and Cox provided information regarding all investment banking and financial advisory firms with which they or their affiliates had relationships in the past.

      On August 10, the Special Committee met in person with Fried Frank. The Special Committee members and Fried Frank discussed the fiduciary duties of members of the Special Committee and the legal considerations relevant to the evaluation by the Special Committee of the Enterprises proposal. The business combination provision of Cox’s certificate of incorporation and the merger provisions of the DGCL were reviewed. The Special Committee discussed draft resolutions creating the Special Committee and Fried Frank was instructed to negotiate certain changes to the draft. At this meeting, the Special Committee discussed investment banking firms they had identified on a preliminary basis as possible candidates for interviews based upon their reputation, experience in the cable and telecom industries, absence of significant business relationships with Cox, Enterprises, the Cox family or any of their affiliates, and mergers and acquisitions and special committee experience.

      At this meeting, each member of the Special Committee reviewed any relationships between the Special Committee member, his or her relatives, employers, or any business, charitable, educational or other institutions with which the Special Committee member or the member’s family has a relationship, on the one hand, and Cox, Enterprises, any affiliates of Enterprises or any members of the Cox family, on the other hand, in order to avoid even the appearance of a potential conflict of interest in evaluating the Enterprises proposal. The Special Committee concluded that none of its members had a conflict of interest in considering the Enterprises proposal.

      On August 11 and August 12, one or more members of the Special Committee met with representatives of ten investment banking firms. These firms discussed their perspectives on the cable industry, their initial view of the process of evaluating the Enterprises proposal, the types of valuation methodologies they expected to employ in analyzing the Enterprises proposal, and information about their firms.

      On August 13, the Special Committee unanimously decided to retain Goldman Sachs, subject to reaching agreement on the terms of the engagement. (Before selecting Goldman Sachs, the Special Committee was advised by Mr. Schrock that an affiliate of Goldman Sachs was one of the investors in Panasas, Inc., a company in which Mr. Schrock had an economic interest and for which he had served as President and Chief Executive Officer. The Special Committee did not believe this relationship created any basis for concern.)

      At a telephonic meeting held on August 16, the Special Committee unanimously approved the letter providing for the engagement of Goldman Sachs as the Special Committee’s exclusive financial advisor. As part of its deliberations, the Special Committee reviewed the structure of fees payable to Goldman Sachs, including the Special Committee’s preference for a fee which included an incentive for Goldman Sachs to negotiate the highest possible price. In particular, the Special Committee concluded that the fixed portion of the fee, $6.39 million, was substantial enough to ensure that its financial advisor should not be motivated by the incentive fee to advise in favor of a proposed transaction which was not in the best interests of the public stockholders. The incentive fee, an additional fee equal to .2% of the aggregate value to be paid to public stockholders above the $32.67 closing price of the Shares on August 13, was intended to help ensure that, if the Special Committee decided to negotiate with Enterprises, the negotiations would result in the maximum price for stockholders. The Special Committee would then evaluate whether to accept or reject this price.

      Following discussions between Fried Frank and Dow Lohnes from August 6 through August 16, the terms of the resolutions creating the Special Committee were agreed upon. The resolutions included a resolution that the Cox Board would not authorize or recommend any transaction involving Enterprises without the prior favorable recommendation of the Special Committee. After concluding that these resolutions permitted it to fulfill its fiduciary duties in evaluating and responding to the Enterprises proposal on behalf of the public stockholders, the Special Committee unanimously approved these resolutions at a telephonic meeting held on August 17.

      In addition to creating and empowering the Special Committee, these resolutions provided for the compensation of the members of the Special Committee. Ms. Clarke and Mr. Schrock each have received a one-time fee of $150,000. Mr. Young did not receive this fee. (Cox has indicated its intention to make a charitable contribution of $150,000 by the end of 2004 to a charity recommended by Mr. Young. Although this is Cox’s present intention, the determination whether to make a donation, and if a donation is made, the amount, timing and the charity to receive the donation, is in the sole discretion of Cox.) Additionally, each member of the Special Committee receives a fee of $2,000 for each Committee meeting held in person and $1,000 for each telephonic meeting at which the Special Committee passes a resolution or otherwise takes formal action.

      Late in the evening on August 17, the Special Committee issued a press release announcing its formation and its retention of financial and legal advisors.

      The Special Committee held a meeting with Goldman Sachs and Fried Frank on August 18. Goldman Sachs discussed its proposed due diligence review of Cox and recent trading activity in the Shares. The Special Committee discussed an appropriate process for the Special Committee to follow.

      At this meeting, the Special Committee decided to accept the invitation in the August 1 letter from Enterprises for a meeting at which Enterprises could present its proposal to the Special Committee. This meeting was scheduled for August 25.

      A telephonic meeting of the Special Committee was held on August 20. Goldman Sachs reported on the status of its review of information relating to Cox and its schedule for meeting with Cox management.

      Following a preparatory meeting of the Special Committee on the morning of August 25, the Special Committee and its financial and legal advisors met with Enterprises and its financial and legal advisors. Mr. Kennedy stated that Enterprises believed that realization of the benefits of Cox’s business plan required a time horizon which the public trading markets, with their focus on quarterly performance, did not have. He further stated his belief that the per Share price of $32 proposed by Enterprises was a full and fair price.

      Representatives of Citigroup and Lehman Brothers reviewed a written presentation setting forth the reasons why Enterprises believed its proposal was financially attractive to Cox’s public stockholders, carried limited risk, and was generous given valuation trends in the cable industry and the overall market.

      In support of the view that the proposal was in the best interests of public stockholders, the presentation noted that the negative stock market sentiment towards cable stocks was unlikely to be reversed and that market and research analysts continued to re-rate cable stocks downward. The presentation stated that the Enterprises proposal created value for Cox’s public stockholders which would be difficult to realize if Cox remained public because the public market emphasis on short term results impeded long term focus. The presentation repeated that Enterprises was not willing to sell its interest in Cox or allow Cox to be sold to a third party.

      The presentation noted that the $32 per Share proposal was a 16% premium to the $27.58 closing price on the last trading day before public announcement of the Enterprises proposal, implied a per subscriber value of $3,896, represented a multiple of 9.9 times estimated 2004 EBITDA and a 34% premium to the average enterprise value and subscriber multiple of cable peers. The presentation reviewed in detail competitive challenges confronting the cable industry and Cox. The financial analyses performed in this presentation are described below under “— Summary of Financial Analyses of Citigroup and Lehman Brothers.”

      Mr. Kennedy assured the Special Committee that, if Enterprises completed its proposed acquisition of all of Cox, Enterprises had no plans to pursue meaningful acquisitions or asset dispositions and had not had any discussions with any investors regarding any post-transaction investments in Cox.

      After the meeting with Enterprises, the Special Committee met with its legal and financial advisors. Goldman Sachs reviewed trading and ownership information regarding the Shares, “sellside” research valuation reports regarding Cox, and a comparison of information regarding Cox’s subscribers, subscriber growth and penetration rates, revenues per subscriber and revenue growth rates, and EBITDA and capital expenditure information to similar information for Comcast, TimeWarner Cable, Cablevision, Adelphia

and Charter. The representatives of Goldman Sachs also compared Cox’s past long range plans to sellside research estimates and provided a preliminary analysis of Cox’s debt capacity. Legal counsel reviewed the draft merger agreement provided by counsel to Enterprises earlier in the week and possible responses to be made at an appropriate time.

      On August 27, the Special Committee held a telephonic meeting with its financial and legal advisors. Representatives of Goldman Sachs reported on a meeting they had attended between Cox and a debt-rating agency. Goldman Sachs reported on conversations it had with Cox’s management on the status of Cox’s revised long range plan and the Special Committee and its advisors discussed the relevance of this plan to the Special Committee’s evaluation of the Enterprises proposal. The Special Committee also agreed to hear the views of a large stockholder which had written to the Special Committee of its views that the Enterprises proposal undervalued Cox. (The Special Committee met telephonically with this investor on August 31.)

      The Special Committee met telephonically on September 1 and September 9 and received reports on the status of the due diligence efforts of Goldman Sachs. Goldman Sachs received Cox’s revised long-range plan on September 8.

      Another large stockholder of Cox expressed its views that the $32 per Share Enterprises proposal did not adequately reflect Cox’s value in a telephonic meeting with the Special Committee on September 13.

      On September 15, the Special Committee met with its financial and legal advisors. Representatives of Goldman Sachs reviewed preliminary analyses of Cox using a number of valuation methodologies. The Special Committee was advised that these analyses were subject to revision because Goldman Sachs had not yet completed its due diligence review of Cox.

      At this meeting, Goldman Sachs also brought to the Committee’s attention that it had made a presentation as part of a marketing effort to certain senior executives of Cox on May 24, 2004 and to Enterprises’ Treasurer on June 9, 2004. Goldman Sachs had not performed any due diligence with respect to Cox at the time of the presentation and the presentation did not contain any valuation analyses. The purpose of the presentation was only to preview a series of hypothetical investment alternatives for Cox, including whether repurchases of up to all publicly held Shares at hypothetical prices substantially in excess of $34.75 were affordable to Enterprises. The presentation made various hypothetical assumptions, for purposes of illustration, about the cost and availability of debt financing to Cox, the growth rate of EBITDA and Cox’s ability to meet the fall 2003 long range plan. The information upon which this hypothetical review was based had changed substantially as a result of the revision of Cox’s 2003 long range plan which was revised and replaced in its entirety by the revised long range plan.

      At this September 15 meeting, the Special Committee authorized its legal counsel to communicate to legal counsel for Enterprises that it expected that Goldman Sachs would be in a position to meet with Citigroup and Lehman Brothers during the week of September 27.

      Late in the afternoon on September 17, the Special Committee received a letter from Mr. O’Leary which expressed the view that Cox’s revised long range plan underestimated competition and risks in achieving the plan and, therefore, overstated future cash flows. The letter also pointed out that a majority of research analysts following Cox had financial projections meaningfully lower than those in the Cox plan. The letter concluded by stating the $32 per Share offer provided full and fair value to public stockholders in light of these considerations.

      Following meetings on September 17 and September 18, the Special Committee approved a written response to Mr. O’Leary which stated that the Special Committee was relying on the long range plan. The response requested that Enterprises’ views not be communicated to management of Cox in order to ensure that management’s ongoing assessment of the plan remain unaffected by these views.

      On September 21, the Special Committee and representatives of Fried Frank met telephonically and prepared for an in-person meeting scheduled for September 23.

      On September 23, the Special Committee met with representatives of Goldman Sachs and Fried Frank in order to formulate an initial response to the Enterprises proposal. At this meeting, Goldman

Sachs reviewed revised preliminary financial analyses of Cox and a draft document to be presented to Citigroup and Lehman Brothers at a meeting to be scheduled for the week of September 27. This draft document was prepared for purposes of initiating negotiations with Enterprises and its advisors. As a negotiating tactic, the Special Committee felt it was important to highlight positive factors influencing the valuation of Cox. As such, this draft document was intended to indicate an aggressive view of value in response to the Enterprises proposal of $32 per Share. After discussion, it was agreed that this draft negotiating presentation would be revised and again reviewed by the Special Committee.

      At this meeting, the Special Committee again discussed with Fried Frank issues raised by the draft merger agreement provided by counsel to Enterprises and possible responses.

      On the evening of September 26, the Special Committee met telephonically with representatives of Goldman Sachs and Fried Frank and discussed and approved a revised presentation to Citigroup and Lehman Brothers.

      On September 28, representatives of Goldman Sachs met with representatives of Lehman Brothers and Citigroup. Goldman Sachs presented the written presentation previously authorized by the Special Committee.

      This presentation, which was prepared only for the purposes of negotiation, reviewed Cox’s leadership position in the cable industry and set out reasons why Cox could be expected to outperform other cable companies. Among the reasons cited were the strength of its integrated communications provider business model as supported by a strong management team, a leading brand, a leading bundling strategy, and strong customer support; strong operating assets with a concentration of almost 80% of subscribers in 12 clusters, an integrated billing system and high quality infrastructure; and expected strong financial performance, including substantial increases in cash flow. The benefits realized by the bundling of video, high speed data and telephony as well as expected benefits from enhanced entertainment services, such as entertainment on demand, DVR and HDTV, also were addressed. The presentation compared Cox’s revenue growth, sources of revenue, basic penetration rates, revenue per subscriber, cable EBITDA margins, EBITDA growth rates, and EBITDA per basic subscriber to peer companies in the cable industry. Discovery and Cox’s business services unit (commercial telephony and data) also were reviewed.

      The presentation compared revenue and EBITDA estimates for 2005 and 2006 contained in Cox’s revised long range plan with those set out in research reports. Potential upside from more aggressive introduction of digital video recording and entertainment on demand services, accelerated transition from narrowband to broadband, and introduction of VOIP to new markets also was noted.

      The presentation also reviewed the historical relationship between cable valuations and the S&P Industrials Index and the historical relationship between the trading values for the Shares and the trading value of Comcast common stock. The presentation also included future stock price and discounted cash flow analyses and a public trading analysis comparing the implied cable enterprise value of Cox with that of certain other cable companies.

      The presentation concluded by stating the Special Committee’s view that there was substantial support for the Special Committee’s belief that the value of the Shares was not reflected in Enterprises’ $32 per Share proposal. The representatives of Goldman Sachs then communicated, on behalf of the Special Committee, the Special Committee’s desire for Enterprises to significantly increase its $32 per Share offer.

      Legal counsel to the Special Committee telephoned legal counsel to Enterprises following the meeting of financial advisors on September 28. Fried Frank advised Dow Lohnes that the Special Committee would not authorize the discussion of detailed comments on the draft merger agreement previously provided by Enterprises’ counsel until Goldman Sachs was able to report meaningful progress in its discussions on value with Enterprises’ financial advisors. However, Fried Frank discussed with Dow Lohnes the structure of Enterprises’ proposal, the Special Committee’s view of the desirability of a non-waivable majority of minority condition and certain other limited matters.

      Early in the evening of September 28, the Special Committee held a telephonic meeting to receive reports from its financial and legal advisors. Goldman Sachs reported that its meeting with Citigroup and Lehman Brothers concluded with those advisors expressing concern that there did not seem to be any overlap between the views of value held by the Special Committee and Enterprises.

      On September 29, an attorney from Dow Lohnes telephoned Fried Frank to express Enterprises’ concerns about the values indicated by the September 28 Goldman Sachs presentation and Enterprises’ different views about Cox’s prospects. Another meeting between the financial advisors to the Special Committee and Enterprises was suggested. The Special Committee received a report on this telephone conversation in a telephonic meeting that evening.

      On October 1, the Special Committee received a letter, dated September 30, from Mr. O’Leary. This letter expressed Enterprises’ desire for a prompt decision on its proposal by the Special Committee, a desire to work collaboratively with the Special Committee, and a concern that the values indicated to Enterprises by the Special Committee’s advisors did not reflect the intensifying competitive environment and risks in achieving Cox’s long range plan. The letter suggested another meeting between the financial advisors for the Special Committee and Enterprises.

      From October 1 through October 3, in formal meetings and in telephone conversations with each other and the Special Committee’s financial and legal advisors, the Special Committee reviewed the issues raised by Mr. O’Leary concerning the valuation methodologies employed by Goldman Sachs, decided that a written response to Mr. O’Leary’s letter was appropriate, and agreed upon the response.

      On October 4, the Special Committee sent a letter to Mr. Kennedy. The letter stated that the Special Committee was unanimous in its view that $32 per Share was not an acceptable price for public stockholders. The Special Committee also stated that it was committed to a process to determine whether an agreement could be reached with Enterprises which treated public stockholders fairly and that differing views about competition were being considered as part of the Special Committee’s work. The letter agreed that a meeting of the financial advisors should occur.

      The Cox Board held a regularly scheduled meeting on October 6. Enterprises’ proposal was not addressed at this meeting. Management of Cox reported on operating and financial results, its expectations for the remainder of the year, and the impact of major hurricanes in Florida on Cox’s business. Management also reported on the effect of regional bell operating company competition on high-speed Internet subscriber growth and that it expected to lower its guidance for basic subscriber growth at the time it publicly announced third quarter financial results.

      Following the Cox Board meeting, the Special Committee held a telephonic meeting with its financial and legal advisors to discuss a meeting between Goldman Sachs and Citigroup and Lehman Brothers scheduled for October 7. In response to a request from Enterprises’ counsel earlier in the day for a comprehensive discussion of the draft merger agreement, the Special Committee reaffirmed its position that no further comments on the draft be made until after progress had been made in the discussions between financial advisors.

      Goldman Sachs met with Citigroup and Lehman Brothers on October 7. Citigroup and Lehman Brothers delivered a written presentation. The presentation by Citigroup and Lehman Brothers highlighted the reasons why Enterprises both disagreed with the valuations included in the September 28 Goldman Sachs presentation and considered Cox’s revised long range plan to be overly aggressive in light of intensifying competition. It noted that the revised long term plan had not been reviewed in the normal budgeting process or approved by the Cox Board. The sensitivity of values indicated by the plan to variations in pricing, penetration, margin expansion, and the adoption of new services was reviewed. In that regard, it was noted that approximately 80% of the value of Cox indicated by a discounted cash flow analysis was attributable to “terminal values” based on performance in 2009 and that this performance was subject to great uncertainty in light of the competitive environment and the difficulty of estimating performance five years in the future. The presentation also noted the following: that Cox’s new businesses were substantially more risky than its existing core cable operations; that Discovery and Cox Business

Services were overvalued; that the public market is highly efficient and in possession of relevant business information and is a critical benchmark; and that institutional shareholders had been net sellers of Cox following Enterprises’ offer. The presentation concluded by stating that Enterprises’ $32 offer reflected an attractive premium.

      After further discussion of their differing perspectives on the cable industry and Cox, Enterprises’ financial advisors stated that they were not authorized to negotiate price.

      In the early evening of October 7, Goldman Sachs reported on its meeting with Enterprises’ financial advisors during a telephonic meeting of the Special Committee. The members of the Special Committee reaffirmed their view that $32 per Share did not adequately reflect the value of Cox.

      On October 11, representatives of Citigroup and Lehman Brothers telephoned a representative of Goldman Sachs and indicated that Enterprises was prepared to increase its offer to $33.50 per Share if this would result in agreement on price and prompt resolution of all issues on the merger agreement in a manner acceptable to Enterprises. The possible increase to $33.50 per Share was characterized as Enterprises’ highest and final offer. Citigroup and Lehman Brothers also explained the basis for Enterprises’ belief that $33.50 per Share was a full and fair price, including the view that this price represented a per subscriber valuation of $4,000. The representative of Goldman Sachs stated that the willingness of Enterprises to increase its offer to $33.50 would be communicated to the Special Committee, but that a $33.50 price was likely to be unacceptable to the Special Committee.

      The Special Committee met telephonically early in the evening on October 11 and received the information communicated earlier in the day to Goldman Sachs by Citigroup and Lehman Brothers. The Special Committee concluded that a price of $33.50 did not adequately reflect the value of the Shares and scheduled a meeting for the following day to discuss an appropriate response to Enterprises.

      During an October 12 telephonic meeting, the Special Committee discussed with its financial and legal advisors possible responses to Enterprises’ indication that it was willing to increase its offer to $33.50 per Share. The Special Committee concluded that the appropriate negotiating tactics were for Goldman Sachs to inform Citigroup and Lehman Brothers that (i) if $33.50 were Enterprises’ final price, the Special Committee would reject this price and (ii) if the suggestion of a $33.50 price was intended to lead to agreement on a price per Share of $35.00, the Special Committee would reject that price as well. Instead, Goldman Sachs was instructed to communicate that the Special Committee would accept a price of $37 per Share. The Special Committee also agreed that Ms. Clarke, as Chair of the Special Committee, should communicate the same message to Enterprises following Goldman Sachs’ discussion with Enterprises’ financial advisors.

      Goldman Sachs advised Citigroup and Lehman Brothers of the position of the Special Committee during the evening of October 12.

      On October 13, the Special Committee met telephonically without its advisors and reviewed the status of the process with Enterprises.

      On October 13, Mr. Kennedy telephoned Ms. Clarke. He expressed his view that $33.50 per Share was a full and fair price and his concern that no agreement between Enterprises and the Special Committee on price seemed likely. Mr. Kennedy stated that it was in the interests of all parties to determine quickly whether or not there would be a transaction. He suggested an in-person meeting of principals. Mr. Kennedy indicated that Enterprises was prepared to withdraw its proposal if this meeting did not result in an agreement on price. Mr. Kennedy and Ms. Clarke agreed to work out arrangements for a meeting to be held as soon as practicable.

      Ms. Clarke reported on her conversation with Mr. Kennedy to the members of the Special Committee and its financial and legal advisors on October 13.

      The members of the Special Committee agreed that the meeting with Enterprises should be set for October 15.

      On October 14, the Special Committee met telephonically with its advisors in order to prepare for the meeting the next day with Enterprises. Among the matters discussed was the possibility of Enterprises withdrawing its proposal after the meeting. The Special Committee concluded that this possibility was not a justification for accepting a price which was not fair to public stockholders.

      Mr. Kennedy and Mr. O’Leary met with the three members of the Special Committee early in the afternoon of October 15. None of their advisors were present. At this meeting, Mr. Kennedy reaffirmed that $33.50 per Share was Enterprises’ highest possible price. Each member of the Special Committee expressed his or her view of the value of Cox. The Special Committee indicated that per share values in the high $30’s were supportable. Mr. Kennedy disagreed. After discussion Mr. Kennedy indicated Enterprises might be willing to increase its offer to $34 per Share and, after further discussion, to $34.50 per Share. The Special Committee stated that it had previously indicated that a $35 per Share price would not be acceptable. Mr. Kennedy stated $34.50 was Enterprises’ highest price and that Enterprises would withdraw its proposal if this price were not acceptable to the Special Committee. The meeting recessed. During the recess, the Special Committee met with its advisors. When the meeting with Mr. Kennedy reconvened, Ms. Clarke stated to Mr. Kennedy that a price of $35.25 per Share was the lowest price the Special Committee would recommend. Mr. Kennedy stated that if a price of $35.25 was the lowest price possible, Enterprises would withdraw its proposal. The meeting ended without agreement.

      The Special Committee again held discussions with its advisors. After those discussions and after taking into account the issues discussed at the previous meeting, including the Committee’s belief that completing a transaction at a fair price was in the best interests of the public stockholders, the Special Committee authorized Ms. Clarke to negotiate on behalf of the Special Committee the best price obtainable from Enterprises, subject to the Special Committee consulting with Goldman Sachs as to the fairness of this price from a financial point of view, having a majority of public stockholders support the transaction, negotiation of a satisfactory merger agreement, and settling the existing litigations relating to the Enterprises proposal. Ms. Clarke then learned that Mr. Kennedy had returned to his office and she arranged to meet with him there. At this meeting, in furtherance of the objective of obtaining the highest possible price for the public stockholders, Ms. Clarke stated to Mr. Kennedy that the Committee would not support a price lower than $35 per Share. Mr. Kennedy again stated that he was not willing to increase the Enterprises offer above $34.50 per Share and was prepared to immediately withdraw the Enterprises proposal. After further discussion, Mr. Kennedy increased the price to $34.75 and stated that this was the final and best offer. Ms. Clarke indicated, on behalf of the Special Committee, that the Special Committee would unanimously accept that price, subject to consulting with Goldman Sachs as to the fairness of that price from a financial point of view, the agreement of Enterprises to require that a majority of the public stockholders support the tender offer as a condition to completing the transaction and the other conditions the Committee had discussed. She also stated that the existing litigation brought on behalf of stockholders should be settled as part of a final agreement on a transaction in order to avoid potential disruption of the transaction and distraction to Cox and its management. Mr. Kennedy asked Enterprises’ legal advisor to join the meeting for the purpose of reviewing the conditions listed by Ms. Clarke. After consulting with Enterprises’ legal advisor, Mr. Kennedy accepted these conditions. Mr. Kennedy and Ms. Clarke agreed that Enterprises, the Special Committee and their respective legal counsel should negotiate the terms of the merger agreement.

      From October 16 through the morning of October 19, the terms of the Merger Agreement were negotiated, the terms of the settlements of the pending litigation brought on behalf of the public stockholders were reached, and the revised commitment letter was finalized.

      On October 18, the Special Committee met with its legal and financial advisors. At this meeting, Goldman Sachs delivered the presentation described under “Opinion of Financial Advisor.” Fried Frank reviewed the terms of the merger agreement, the negotiation of which had been substantially completed. The Special Committee then unanimously determined that the Offer, the Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates).

      Following the meeting of the Special Committee, the Cox Board met. The Special Committee reported its recommendation that the Cox Board approve and declare advisable the Offer, the Merger and the Merger Agreement. Based upon the recommendation of the Special Committee, the Cox Board approved the Offer, the Merger and the Merger Agreement and resolved to recommend that stockholders accept the Offer, tender their Shares in the Offer and approve and adopt the Merger Agreement if it is submitted for their approval.

      At a special meeting of the Enterprises Board of Directors on October 18, the Enterprises Board reviewed the terms and conditions of the proposed Merger Agreement, which had been substantially negotiated, and the Enterprises Board unanimously approved the Merger Agreement and the revised financing commitment letter.

      On October 19, Enterprises and Cox issued a joint press release announcing the Offer, the Merger, and the Merger Agreement.

Recommendation of the Special Committee; Fairness of the Offer and the Merger.

The Special Committee

      The Cox Board created the Special Committee because the designees of Enterprises to the Cox Board have a conflict of interest in evaluating Enterprises’ proposal on behalf of the stockholders of Cox (other than Enterprises and its subsidiaries). This conflict of interest exists because Enterprises is seeking to acquire Shares from these stockholders and the board of directors of Enterprises’ designees on the Cox Board could be viewed as representing both the potential purchaser (whose interest is in buying at the lowest possible price) and the seller, the public stockholders (whose interest is to receive the highest value for their Shares, whether through a sale or by maintaining Cox as a publicly traded entity). In addition, those members of the management of Cox who serve on the Cox Board also could be viewed as having a conflict of interest because of Enterprises’ position as controlling stockholder of Cox. Therefore, the Special Committee is comprised of the three members of the Cox Board who are neither designees of Enterprises nor employees of Cox.

      The members of the Special Committee are:

      Janet M. Clarke. Ms. Clarke has served as a director of Cox since March 1995. Ms. Clarke is president of Clarke Littlefield LLC, a marketing technologies consulting firm. Previously, she served as Chief Marketing Officer of DealerTrack, Inc., an automotive finance technology firm, where she was employed beginning September, 2002. Prior to that, she served as Executive Vice President of Young & Rubicam, Inc. and Chairman and Chief Executive Officer, KnowledgeBase Marketing, Inc., a subsidiary of Young & Rubicam, from 2000 to 2001. Previously, she served as the Managing Director — Global Database Marketing of Citibank. Prior to joining Citibank in 1997, Ms. Clarke was Senior Vice President of Information Technology Sector of R.R. Donnelley & Sons Company, which she joined in 1978. Ms. Clarke is a director of ExpressJet Holdings Inc., eFunds Corporation and Forbes.com Inc. She is also a Charter Trustee of Princeton University. Ms. Clarke earned a B.A. from Princeton University and completed the Advanced Management Program at the Harvard Business School.

      Rodney W. Schrock. Mr. Schrock has served as a director of Cox since July 2000. Mr. Schrock served as President and Chief Executive officer of Panasas, Inc., a storage technology company, from February 2001 until December 2003. Previously, he served as President and Chief Executive Officer of AltaVista Company from January 1999 until October 2000. Prior to that, he served as Senior Vice President and Group General Manager of Compaq Computer Corporation’s Consumer Products Group beginning in 1995, and in other management and executive positions with Compaq beginning in 1987. Mr. Schrock earned a B.S. degree in industrial management from Purdue University and an M.B.A. from Harvard University.

      Andrew J. Young. Mr. Young has served as a director of Cox since March 1995. Mr. Young has served as Chairman of GoodWorks International L.L.C. since 1998, and was Co-Chairman from January 1997 until 1998. He was Vice Chairman of Law Companies Group, Inc. an engineering and environmental consulting company, from February 1993 to 1997, and was Chairman of one of its subsidiaries, Law International, Inc., from 1989 to February 1993. From 1981 to 1989, Mr. Young was Mayor of Atlanta, Georgia, and prior to that he served as U.S. Ambassador to the United Nations under President Jimmy Carter and as a member of the U.S. House of Representatives. Mr. Young was Co-Chairman of the Atlanta Committee for the Olympic Games for the 1996 Summer Olympics. Mr. Young holds degrees from Howard University and Hartford Theological Seminary.

      The Special Committee and the Cox Board have unanimously approved the Offer and the Merger and unanimously recommend acceptance of the Offer by holders of Shares.

Recommendation of the Special Committee and the Cox Board

      On October 18, 2004, the Special Committee unanimously:

•	determined that the Offer, the Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates);

•	determined to recommend that the Cox Board approve and declare advisable the Offer, Merger and Merger Agreement; and

•	resolved to recommend that stockholders accept the Offer, tender their Shares in the Offer and approve and adopt the Merger Agreement if it is submitted for their approval.

      In connection with its determination that the Offer, Merger and Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates), the Special Committee also approved the Offer and Merger for purposes of the provisions of Section 203 of the DGCL and the “business combination” provisions of Cox’s certificate of incorporation. Absent this approval, completion of the Merger following the purchase of Shares pursuant to the Offer could have required approval by holders of Shares other than Enterprises and its subsidiaries. Instead, if Shares are purchased pursuant to the Offer, Enterprises and its subsidiaries will be able to approve the Merger regardless of the vote of other stockholders.

      Following the meeting of the Special Committee and based upon the recommendation of the Special Committee, the Cox Board unanimously:

•	determined that the Offer, the Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox’s stockholders (other than Enterprises and its affiliates);

•	approved the Offer, the Merger and the Merger Agreement; and

•	resolved to recommend that stockholders accept the Offer, tender their Shares in the Offer and approve and adopt the Merger Agreement if it is submitted for their approval.

Reasons for the Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and Merger

      The material factors considered by the Special Committee in making its recommendation and determining that the Offer, the Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates) are:

Supportive Factors

•	Relation of Offer Price to Historical Market Price and Expected Trading Price of Shares: The offer price of $34.75 per Share represents a premium of approximately 26% over the $27.58 closing price of the Shares on July 30, 2004, the last trading day before announcement of Enterprises’ initial proposal. The offer price also represents a significant premium over the average trading prices for the Shares for the one-month, two-month, three-month and six-month periods ending immediately before the announcement of Enterprises’ $32 per Share proposal (premia of 24.1%, 20.3%, 17.4%, and 12.4%, respectively). In addition the offer price is above the one-year average, two-year average and three year average price for the Shares for the periods ending July 30, 2004 (average prices of $32.23, $30.67, and $32.55, respectively). The Special Committee also noted that the trading prices for the Shares and for other companies in the cable industry had declined during 2004. This performance was believed to be attributable at least in part to increasing investor concerns about intensifying competition from satellite and telephone companies. Also, the proposal by Comcast to acquire Walt Disney & Co. was perceived as creating investor concern that large cable companies might pursue significant transactions with programming content providers or other long-term strategic acquisitions and that this strategy could negatively impact short-term performance of cable companies. In light of these considerations, the Special Committee concluded that the offer price represented a substantial premium over the likely trading price of the Shares were the Offer and Merger not completed and that achieving trading prices near $34.75 per Share in the foreseeable future was unlikely.

•	Negotiation Process and Procedural Fairness: The terms of the Offer and Merger were the result of arms’-length negotiations conducted by the Special Committee, which is comprised of independent directors, with the assistance of independent financial and legal advisors. After negotiations in which the Special Committee obtained increases in the price offered by Enterprises, it concluded that $34.75 was very likely the highest price that could be obtained from Enterprises and that further negotiation could have caused Enterprises to abandon the transaction. In addition, under the provisions of the Merger Agreement, Shares may not be purchased in the Offer and the Merger may not be completed unless the holders of a majority of the Shares (other than those held by Enterprises, its subsidiaries, and the directors and executive officers of Cox) tender their Shares to be purchased pursuant to the Offer.

•	Absence of Ability to Sell Cox to Third Party: Enterprises has stated that it is not interested in pursuing a sale of all of Cox and that it is a long-term investor in the cable industry. In light of Enterprises’ intentions, the Special Committee concluded that realization of third party sale value or causing a sale of a substantial portion, in a liquidation, break-up or similar transaction, of Cox’s assets were not alternatives available to Cox. Consequently, the Special Committee considered a transaction with Enterprises or continuing Cox as a publicly traded entity, with Enterprises remaining as controlling stockholder, as the only practical alternatives available. Maintaining Cox as a publicly traded entity meant stockholders only could realize trading values for their Shares and that these trading values were likely to be significantly less than the Offer price in the near term. The Special Committee recognized that the inability to pursue a third party sale would make realization of values indicated by certain valuation methodologies, such as discounted cash flow, less likely and was aware that historically the Shares and stock in other cable companies have traded at a discount to discounted cash flow values calculated by analysts.

•	Independent Financial Advisor: The Special Committee considered the presentation by its independent financial advisor, Goldman Sachs, and its oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by holders of Shares (other than Enterprises and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated October 19, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached as Annex I. Further discussion of the letter and the presentation by Goldman Sachs at the October 18 meeting of the Special Committee is contained in “Opinion of Financial Advisor.”

The Special Committee concluded, and instructed Goldman Sachs, that analyses based upon or derived from Cox’s revised long range plan should take into account the possibility that Cox’s performance may be different than that set out in the long range plan. As more fully set forth in “The Tender Offer — Section 7. Certain Information Concerning Cox,” the Special Committee believes that intensifying competitive pressures in cable, telephone and data/internet businesses create significant risks and uncertainties as to Cox’s ability to meet its revised long range plan, particularly in the years after 2005. In making the determination to take into account operational sensitivities, the Special Committee was aware that this sensitivity analysis would broaden the range of values indicated by the discounted cash flow analysis.

In evaluating the presentation and opinion of Goldman Sachs, the Special Committee was aware that the fee Goldman Sachs would receive if the $34.75 Offer Price were accepted and the Offer completed would be approximately $1 million more than the fee it would receive if the Enterprises proposal were rejected because a portion of its fee was based on the value to be paid to holders of shares in excess of $32.67 per Share. However, the Special Committee also was aware that its compensation arrangement with Goldman Sachs provided for an aggregate fee of $6.39 million if a transaction with Enterprises were rejected. The Special Committee believed this $6.39 million fee was large enough to ensure the objectivity of the advice of Goldman Sachs. The contingent fee arrangement was intended to provide Goldman Sachs with an incentive to assist the Special Committee in obtaining the highest price Enterprises was willing to pay, which the Special Committee could then evaluate. In light of these considerations, the Special Committee believed the fee arrangement did not impair the reliability of the advice of Goldman Sachs and helped advance the interests of the holders of Shares (other than Enterprises and its affiliates).

•	Information Regarding Cox, Its Financial Condition and Prospects:

The Special Committee was familiar with Cox, its business, financial condition and prospects. The Special Committee believes Cox operates some of the best cable assets in the country in terms of market location, clustering of subscribers and opportunities for providing telephony and high-speed data services to cable subscribers as part of a “bundling” strategy. In considering Enterprises’ proposal, the Special Committee concluded that primary emphasis should be placed upon an evaluation of Cox’s prospects and the challenges and opportunities for Cox in the future. Cox’s revised long range plan was an integral part of this evaluation. Management of Cox prepares a five-year plan each year. The most current plan, which provided estimates for Cox’s performance for the five calendar years beginning in 2005, was being prepared at the time Enterprises announced its initial proposal on August 2. In the interest of assisting the Special Committee, Cox’s management accelerated completion of the revised long range plan. After reviewing the revised long range plan, the Special Committee determined that there was significant uncertainty as to the ability of Cox to achieve the plan. In addition to the fact that any estimates of future performance are inherently subject to significant economic and competitive uncertainties beyond Cox’s control, the Special Committee considered the following factors:

•	Cox is facing intensifying competition from existing well financed competitors, including regional bell operating companies, satellite video providers and alliances of telephony, video and high-speed data service providers, which are competing on pricing and services, whether offered individually or as bundled packages;

•	voice over internet protocol, or VOIP, is expected to become a greater source of competition to Cox’s telephony business and to provide broadband providers an opportunity to bundle services in competition with Cox and VOIP is becoming more user friendly and its performance and features, including caller ID and conferencing, are near to, or exceed, those of traditional telephony;

•	cellular telephony and wireless data services, such as WIFI, are competing with traditional telephony and internet services;

•	new technologies and applications, such as longer distance versions of WIFI and the provision of broadband services over existing electric utility lines, may lead to even greater competition;

•	Cox will not meet its 2004 budget for basic subscriber growth rates, operating margins and EBITDA and the growth rate for basic subscriber growth has been adjusted downward internally twice within the past 60 days, which indicates the difficulty of predicting financial performance in an environment of intensifying competition and suggests that estimates of performance beyond one year in the future may be subject to uncertainty which increases with the number of years from 2004;

•	the revised long range plan reflects downward revisions for the years 2005 through 2008 when compared to the plan prepared last year for the period 2004 through 2008 and this may suggest that the five-year plan that will be prepared next year may reflect further downward revisions;

•	in presentations to the Cox Board and to Goldman Sachs, management of Cox has indicated that there are significant competitive pressures which make achieving the plan uncertain;

•	levels of capital expenditures may have to be accelerated or increased to meet competition in order to permit faster introduction of new or expanded services;

•	the performance of other major cable industry companies has reflected reduced basic subscriber growth rates and operating margins, which reflects the impact of intensifying competition; and

•	there is a lack of consensus among cable industry securities analysts as to the future performance of the industry and Cox, which indicates a broad range of informed views.

      In light of all these considerations, the Special Committee concluded that the uncertainties surrounding the achievement of the long-range plan justified including analyses of variations on the downside and upside in terms of projected cable revenues, margins and capital expenditures. The Special Committee took into account the ability of a majority of the holders of Shares (other than those held by Enterprises and its affiliates) to take a different view of Cox’s prospects and to decide against completing the Offer and the Merger by not tendering their Shares into the Offer.

•	Discovery: Cox’s investment in Discovery does not represent a control position and is subject to contractual restrictions, which could reasonably be expected to make realization of third party sale value or some other liquidity event difficult without the cooperation of the other investors in Discovery. The Special Committee, after asking one of Cox’s representatives on the Discovery Board, was not advised of any plans by Discovery to pursue any transactions of this type. In addition, the Special Committee was aware that management of Discovery generally prepared aggressive projections and actual performance was typically closer to estimates of analysts than to management’s projections.

•	Terms of Merger Agreement: The Merger Agreement:

•	permits the Special Committee to change its recommendation to holders of Shares if, after the advice of outside counsel, the Special Committee believes its fiduciary duties require it to take this action;

•	contains limited conditions to the consummation of the Offer and the Merger; and

•	provides procedural protections to holders of Shares, such as the condition that a majority of the publicly owned Shares be tendered and not withdrawn and a commitment to complete the Merger at $34.75 per Share in cash if Shares are purchased in the Offer.

•	Committed Financing: At the time the Merger Agreement was executed, Enterprises and Cox entered into a commitment letter with Citigroup, Lehman Brothers and J.P. Morgan providing for sufficient financing to complete the Offer and the Merger and to pay related fees and expenses. The commitment letter is subject to terms and conditions which are customary in transactions of this type. The Special Committee noted that the financing commitment is not subject to syndication of the loans contemplated by the commitment letter.

•	Tender Offer Structure: The Offer is intended to provide holders of Shares the opportunity to receive $34.75 per Share in cash as quickly as possible.

•	Holders of Majority of Public Shares Determine Whether Transaction Is Completed Without Coercion: The Special Committee believes that the provisions of the Merger Agreement requiring the prompt consummation of a “short form” merger if Holdings and DNS acquire ownership of at least 90% of the Shares pursuant to the Offer, Holding’s ability and intent to initiate a “subsequent offering period” after Shares are first accepted for payment pursuant to the Offer, and the obligation, subject to the satisfaction or waiver of certain conditions, to complete the Merger if Shares are purchased in the Offer, all provide assurances to holders of Shares that they will have the opportunity to receive $34.75 in cash for each of their Shares as soon as practicable even if they choose not to tender their Shares during the “initial offering period.” Consequently, the Special Committee concluded that the Majority of the Minority Condition would permit the holders of a majority of the publicly owned Shares to decide whether the Offer or Merger should be completed by choosing not to tender Shares before Shares are first accepted for payment pursuant to the Offer without coercion or any penalty for not tendering during the “initial offering period.”

•	Comparison of Offer Price to Alternative of Remaining a Public Company: The Special Committee compared the immediate return of cash value to holders of Shares pursuant to the Offer and the Merger to the trading market value of the Shares before the announcement of the initial Enterprises proposal and the difficulty of anticipating that trading values would approach $34.75 in the foreseeable future in light of the risks inherent in achieving Cox’s long range plan.

•	Growth Opportunities: The Special Committee recognized that growth opportunities for Cox may be more limited than in the past. Growth from Cox’s existing operations are expected to be negatively impacted by increasing competition. External growth, growth by acquiring assets from third parties, also may be difficult because attractive assets generally are sold in a process in which other industry participants actively compete and drive prices up.

•	Enterprises’ Plans After Merger: The Special Committee received oral advice from Enterprises, and the Merger Agreement contains a representation of Enterprises providing the Special Committee with the assurance, to the effect that Enterprises has no current plans to pursue a transaction following the Merger that would result in the realization of substantial value on Cox’s assets and businesses, whether through a sale to a third party or otherwise.

•	Appraisal Rights: The Special Committee considered the fact that stockholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL, whether or not a stockholder vote is required to approve the Merger. See “Special Factors — Appraisal Rights.”

Negative Factors

•	No Participation in Cox’s Future: If the Offer and Merger are consummated, stockholders (other than Enterprises and its subsidiaries) will receive $34.75 per Share in cash and will no longer have the opportunity to participate in the increases, if any, in the value of Cox and Cox’s future growth prospects. The Special Committee took into account that, under Cox’s revised long range plan, Cox is expected to generate large amounts of free cash flow which could be distributed to stockholders or finance acquisitions. Additionally, the Special Committee considered the possibility that new products and technologies, such as digital and HDTV, entertainment on demand, and digital video recording, may be introduced by Cox more aggressively then estimated and that, although the Special Committee is not aware of any such plans, other product offerings or future strategic alliances or acquisitions may produce better performance than anticipated. Also, the levels of capital expenditures in Cox’s revised long range plan may be greater than actual levels of capital expenditures.

•	Tax Treatment: The Special Committee was aware that the receipt of the $34.75 per Share cash price in the Offer and the Merger will generally be taxable to stockholders. See “Certain United States Federal Income Tax Considerations.”

•	Risks the Offer and Merger May Not be Completed: The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that Shares may not be purchased pursuant to the Offer and the Merger may not be consummated.

•	Market Price of Shares: The Special Committee was aware that the trading prices of cable industry stocks have recently deviated below their historical relationship to the S&P 500. In addition, the trading price of the Shares, prior to the announcement of Enterprises’ initial proposal, had recently deviated below its historical relationship to the trading prices of Comcast. Although it is not possible to determine whether these are temporary aberrations or longer-term trends, if the trading prices of Shares were to return to their historical relationships to the S&P 500 and Comcast, the market price of the Shares might be higher than recent trading prices before the Enterprises announcement of its $32 per Share proposal and might be closer to the Offer Price.

•	Discovery: The Special Committee was aware of the possibility that Cox’s investment in Discovery may be a source of significant liquidity and value if there were to be a sale or initial public offering of equity interests in Discovery.

•	Revised Long Range Plan: Although the Special Committee did not consider it appropriate to ignore the risks inherent in achieving the performance projected in the revised long range plan, if one assumes that the long-range plan would be achieved or surpassed, then the values realizable by holders of Shares by maintaining Cox as a publicly traded entity could be greater than anticipated and the Offer Price would be less attractive than it otherwise would be in comparison to this alternative.

Matters Not Considered

      The Special Committee did not consider the third party sale value or liquidation or break-up of Cox’s assets because Enterprises stated that it was not willing to pursue these alternatives. As the holders of a majority of the voting power of Cox’s stock, Enterprises and its subsidiaries, in their capacity as stockholders, can prevent these alternatives.

Other Matters Considered

•	Conflicts of Interest: The Special Committee was aware of the conflicts of interest of the designees of Enterprises to the Cox Board as well as the potential conflicts of management representatives on the Board. The Special Committee believes that the process of using a committee of directors without any significant relationships with Enterprises and its affiliates (other than their status as directors of Cox) is a well established mechanism under Delaware law to deal with this issue and believes that the Special Committee process effectively removed these conflicts as an issue.

The Special Committee also was aware of the potential conflict of interest created by the shares of Cox restricted stock owned by each member of the Special Committee being converted into $34.75 in cash upon consummation of the Merger. However, the Special Committee was not aware of the treatment of this restricted stock until after the principal terms of the Offer and Merger, including the $34.75 per Share price and the Majority of the Minority Condition had been agreed upon. In any event, the Special Committee did not consider the fact that Shares of restricted stock would be converted into unrestricted cash as a significant matter given the relatively small amounts of restricted stock involved and the likelihood that the Special Committee members’ Cox restricted stock would have vested absent a transaction with Enterprises with the passage of time under the existing terms of the restricted stock plan.

•	Joint Tender Offer Structure: The Special Committee was aware that the joint tender offer structure contemplated by the Merger Agreement would employ Cox’s borrowing capacity. The Special Committee believed this was appropriate because it would facilitate consummation of transactions which the Special Committee has determined are advisable, fair to, and in the best interests of the holders of Shares (other than Enterprises and its affiliates).

      This discussion summarizes the material factors considered by the Special Committee, including factors that support as well as weigh against the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Special Committee did not find it practicable to, and did not, make specific assessments of, quantify, or otherwise assign relative weights to these factors in reaching its determination. In addition, individual members of the Special Committee may have given different weights to different factors. The determination that the Offer, Merger and the Merger Agreement are advisable, fair to and in the best interests of Cox and its stockholders (other than Enterprises and its affiliates) was made after consideration of all of these factors as a whole. The Special Committee concluded that the supportive factors outweighed the negative factors.

      The recommendation of the Board of Directors was based upon

•	the recommendation of the Special Committee;

•	the Special Committee having received from its independent financial advisor an oral opinion, subsequently confirmed in writing, that, as of the date of the opinion and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by holders of Shares (other than Enterprises and its affiliates) in the Offer and the Merger is fair from a financial point of view to such holders; and

•	the Offer Price and the terms and conditions of the Merger Agreement were the result of what the Cox Board believed were arm’s-length negotiations between the Special Committee and Enterprises.

Opinion of Financial Advisor

      Goldman Sachs rendered its opinion to the Special Committee that, as of October 19, 2004 and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by the holders of Shares (other than Enterprises and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders.

      The full text of the written opinion of Goldman Sachs, dated October 19, 2004, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

      In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Cox for the five fiscal years ended December 31, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Cox;

•	certain other communications from Cox to its stockholders;

•	certain internal financial analyses and forecasts for Cox prepared by Cox’s management, including such management’s long range plans, dated September 7, 2004 and Fall 2003, respectively, the presentation at the October 6, 2004 meeting of the Cox Board and forecasts for the interim period ended September 30, 2004;

•	audited financial statements of Discovery Communications, Inc. (“Discovery”) for the two fiscal years ended December 31, 2003;

•	certain forecasts for Discovery prepared by the management of Discovery; and

•	certain research analyst estimates for Cox and its affiliates.

      Goldman Sachs also held discussions with members of the senior management of Cox regarding their assessment of the past and current business operations, financial condition and future prospects of Cox and its affiliates. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for Cox with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent minority buyout transactions and certain recent business combinations and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

      Goldman Sachs relied upon the accuracy and completeness of all of the financial, legal, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Cox or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of Cox or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs took into account the Special Committee’s views and the views of Cox’s management as to the significant risks and uncertainties relating to the ability of Cox to realize the long range plan, dated September 7, 2004, in the amounts and within the time periods contemplated thereby, including in light of developments material to competitive pressures affecting Cox and the forecasts by Cox’s management for the interim period ended September 30, 2004. Goldman Sachs’ opinion does not address the underlying business decision of Cox to engage in the Offer or the Merger. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Cox. Goldman Sachs noted that (i) Enterprises and its affiliates beneficially own approximately 72.8% of the combined voting power of the Shares and the Class C common stock; (ii) Enterprises had indicated to the Special Committee that it had no interest in pursuing or permitting a business combination involving Cox or any of its operations other than a transaction in which Enterprises would be a purchaser of the Shares it did not already beneficially own and the Special Committee had instructed Goldman Sachs not to consider any such alternative transaction in rendering its opinion; and (iii) to the knowledge of the Special Committee, no third party other than Enterprises had made any proposal to purchase most or all of the outstanding Shares as a single block, including during the time since the announcement of Enterprises’ proposal on August 1, 2004. Goldman Sachs’ advisory services and the opinion described above were provided for the information and assistance of the Special Committee in connection with its consideration of the transaction contemplated by the Merger Agreement and such opinion does not constitute a recommendation whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger.

      The following is a summary of the material financial analyses delivered by Goldman Sachs to the Special Committee in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 15, 2004, and is not necessarily indicative of current market conditions.

      Cable Multiples Analysis. Goldman Sachs calculated the enterprise value of Cox as $28.785 billion, based on a $34.75 per Share value and information in SEC filings by Cox, and then adjusted this enterprise value down to $23.984 billion as an assumed enterprise value for Cox’s cable business by backing out an assumed value for Discovery and Cox Business Services. For purposes of this adjustment, Goldman Sachs applied 14.0x and 6.0x multiples to Cox management’s estimated 2005 earnings before interest, taxes, depreciation and amortization, or EBITDA, for Discovery and Cox Business Services, respectively, to arrive at a value of $3.166 billion for Discovery and $1.635 billion for Cox Business Services. Goldman Sachs then determined the following multiples, ratios and per cable subscriber values based on this enterprise value for Cox’s cable business and on Cox management’s estimates of revenues,

EBITDA and basic cable subscribers contained in Cox’s revised long range plan. The following table presents the results of this analysis:

	Year

	2004		2005		2006

Cable EBITDA Multiple	10.7	x	9.4	x	8.3x
Cable EBITDA Multiple/ 2005-2008 Cable EBITDA Growth	1.0	x	0.8	x	0.7x
Levered Free Cash Flow	56.1	x	32.1	x	23.1x
Levered Free Cash Flow/ 2005-2008 Levered Free Cash Flow Growth	1.6	x	0.9	x	0.6x
Cable Subscriber Valuation	$3,797		$3,760		$3,727

      Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the three-year period ended October 15, 2004. In addition, Goldman Sachs analyzed the consideration to be received by holders of Shares in the Offer and the Merger in relation to the historical market price of Shares.

      This analysis indicated that the price per Share to be paid to stockholders pursuant to the Offer and the Merger represented:

•	a premium of 26.0% based on the price per Share on July 30, 2004, the last trading day before Enterprises announced its proposal, of $27.58 per Share;

•	a premium of 24.1% based on the latest one-month average market price as of July 30, 2004 of $28.00 per Share;

•	a premium of 20.3% based on the latest two-month average market price as of July 30, 2004 of $28.90 per Share;

•	a premium of 17.4% based on the latest three-month average market price as of July 30, 2004 of $29.59 per Share;

•	a premium of 12.4% based on the latest six-month average market price as of July 30, 2004 of $30.93 per Share;

•	a discount of 5.4% based on the latest 52-week high market price as of July 30, 2004 of $36.73 per Share;

•	a premium of 26.8% based on the latest 52-week low market price as of July 30, 2004 of $27.40 per Share;

•	a premium of 7.8% based on the one-year average market price as of July 30, 2004 of $32.23 per Share;

•	a premium of 13.3% based on the two-year average market price as of July 30, 2004 of $30.67 per Share; and

•	a premium of 6.8% based on the three-year average market price as of July 30, 2004 of $32.55 per Share.

      Goldman Sachs noted that the closing market price of $33.26 per Share on October 15, 2004 represented 91% of the latest 52-week high market price of $36.73 and that the closing market price of $27.58 per share on July 30, the last trading day before Enterprises announced its proposal, was 75% of this 52-week high market price. As of the same date, the shares of common stock of certain other publicly traded companies in the cable industry traded at market prices ranging from 43% to 79% of their respective 52-week high market prices as of July 30, 2004. These companies were Comcast Corporation, Cablevision Systems Corporation, Charter Communications, Inc., Insight Communications Company, Inc., and Mediacom Communications Corporation.

      Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to 37 selected minority buy-out transactions announced since 1995. The aggregate consideration paid in six of those transactions exceeded $1 billion and Goldman Sachs reviewed those separately from the remaining transactions. For each of the selected transactions, Goldman Sachs calculated and compared the final purchase price per share to historical market prices. The following tables present the results of this analysis:

	Selected Transactions in
	Excess of $1 Billion

	Range	Median

Initial Offer to Pre-Announcement Price	3.4%-25.6%	14.1%
Final Offer to Pre-Announcement Price	18.6%-31.5%	25.0%
Percent Increase in Offer	0.0%-18.5%	10.1%
Final Bid Premium to:
1-Month Average	24.6%-50.2%	37.2%
3-Month Average	24.6%-52.6%	31.6%
6-Month Average	20.4%-70.2%	30.7%
1-Year Average	9.9%-96.0%	34.7%
2-Year Average	2.7%-83.8%	43.8%
52-Week High Price	(8.2)%-24.6%	18.5%
52-Week Low Price	46.6%-210.3%	61.4%

	Selected Transactions Below
	$1 Billion

	Range	Median

Initial Offer to Pre-Announcement Price	(11.1)%-96.5%	16.9%
Final Offer to Pre-Announcement Price	(0.3)%-140.0%	36.4%
Percent Increase in Offer	(12.5)%-50.0%	12.0%
Final Bid Premium to:
1-Month Average	(4.7)%-113.3%	33.6%
3-Month Average	(15.2)%-75.9%	27.4%
6-Month Average	(19.7)%-89.6%	29.8%
1-Year Average	(42.6)%-105.5%	19.2%
2-Year Average	(51.4)%-125.1%	23.5%
52-Week High Price	(75.8)%-50.4%	(2.4)%
52-Week Low Price	28.5%-164.0%	70.0%

      Other Asset Value Analysis. Goldman Sachs analyzed the sensitivity of the implied value of Cox’s non-cable assets and of the implied multiple of Cox management’s estimated 2005 EBITDA for Cox’s cable business to Cox management’s projections for 2005 cable subscriber valuations by applying upward and downward adjustments to these subscriber projections. This analysis assumed an enterprise value of $28.785 billion for Cox based on a $34.75 per Share value and information in SEC filings by Cox. For this analysis, the non-cable assets of Cox consisted of Discovery and Cox Business Services. The analysis assumed cable subscriber valuations that ranged from $3,600 to $4,000 and resulted in illustrative implied values for Cox’s non-cable assets ranging from $3.270 to $5.822 billion and illustrative implied multiples of estimated 2005 Cox cable EBITDA ranging from 9.0x to 10.0x. Goldman Sachs compared this illustrative implied range of multiples of estimated 2005 Cox cable EBITDA multiples with those of certain other publicly traded companies in the cable industry which, based on publicly available research reports, had estimated 2005 EBITDA multiples ranging from 7.9x to 9.4x. These companies were Comcast Corporation, Cablevision Systems Corp., Charter Communications Inc., Insight Communications Co. Inc., and Mediacom Communications Corp.

      Goldman Sachs also analyzed the sensitivity of the implied per Share price to changes in the estimated value of non-cable assets and projections of 2005 cable subscriber valuations by applying upward and downward adjustments to these estimated values and projections. This sensitivity analysis was based on (i) a range of 2005 cable subscriber valuations from $3,400 to $4,000 and (ii) a range of changes in value of non-cable assets of (20)% to 20% from the base projection of $4.801 billion (calculated by applying 14.0x and 6.0x multiples to Cox management’s estimated 2005 EBITDA for Discovery and Cox Business Services) and resulted in illustrative per Share prices ranging from $29.62 to $38.68.

      Goldman Sachs also analyzed the sensitivity of this assumed value of $4.801 billion for Discovery and Cox Business Services by adjusting the valuation of each of Discovery and Cox Business Services upward and downward by up to 20%. This analysis resulted in a range of implied illustrative values for Cox’s non-cable assets from $3.841 billion to $5.761 billion.

      Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Cox to corresponding financial information and multiples for Adelphia Communications Corporation and the following publicly traded corporations in the cable industry:

•	Comcast Corporation

•	Cablevision Systems Corporation

•	Charter Communications, Inc.

•	Insight Communications Company, Inc.

•	Mediacom Communications Corporation

      Although none of the selected companies is directly comparable to Cox, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Cox.

      Goldman Sachs also calculated and compared various financial multiples based on information it obtained from SEC filings and Wall Street research. The multiples for each of the selected companies were based on the most recent publicly available information as of October 15, 2004. With respect to the selected companies, Goldman Sachs calculated:

•	adjusted cable enterprise value, which is the market value of common equity plus the book value of debt (except in the case of Adelphia Communications Corp., where Goldman Sachs used the estimated market value of debt), less cash, less the estimated market value of non-consolidated, non-core public and private investments, as a multiple of estimated cable EBITDA for 2004 and 2005;

•	adjusted cable enterprise value as a multiple of the estimated number of cable subscribers for 2004 and 2005;

•	cable equity market capitalization, which is the adjusted cable enterprise value less the book value of debt (except in the case of Adelphia Communications Corp., where Goldman Sachs used the estimated market value of debt), plus cash, less minority interest, as a multiple of estimated free cash flows for 2004 and 2005;

•	estimated EBITDA multiple for 2005 as a multiple of the average estimated growth of EBITDA for 2005 through 2006 and 2005 through 2008; and

•	estimated free cash flow for 2005 as a multiple of the average estimated growth of free cash flow for 2005 through 2006 and 2005 through 2008.

      Goldman Sachs took into account the comparatively low market capitalization of Insight and Mediacom and reviewed the results of applying the above analysis to these companies separately from the results for the group of large capitalization companies. The results of these analyses are summarized as follows:

Proposed
Multiples for Selected Small Cap Companies	Insight	Mediacom	Transaction

Adjusted Cable Enterprise Value/ 2004 Cable EBITDA	9.5x	8.9x	11.0x
Adjusted Cable Enterprise Value/ 2005 Cable EBITDA	8.9x	8.7x	9.9x
Adjusted Cable Enterprise Value/ 2004 subscribers	$3,198	$2,570	$4,022
Adjusted Cable Enterprise Value/ 2005 subscribers	$3,218	$2,609	$3,990
2005 EBITDA Multiple/ 2005-2006 EBITDA Growth	1.6x	2.5x	0.8x
2005 EBITDA Multiple/ 2005-2008 EBITDA Growth	1.4x	1.6x	1.0x
2005 Free Cash Flow/2005-2006 Free Cash Flow	0.6x	*	0.9x
2005 Free Cash Flow/2005-2008 Free Cash Flow	0.6x	0.5x	0.8x
Cable Equity Market Capitalization/ 2004 Free
Cash Flow	21.5x	11.0x	45.4x
Cable Equity Market Capitalization/ 2005 Free
Cash Flow	15.8x	9.2x	38.9x

*	Projected Free Cash Flow information was not publicly available.

Proposed
Multiples for Selected Large Cap Companies*	Range**	Median**	Transaction

Adjusted Cable Enterprise Value/ 2004 Cable EBITDA	8.6x-14.8x	10.0x	11.0x
Adjusted Cable Enterprise Value/ 2005 Cable EBITDA	7.9x-11.4x	9.4x	9.9x
Adjusted Cable Enterprise Value/ 2004 subscribers	$3,132-$3,872	$3,371	$4,022
Adjusted Cable Enterprise Value/ 2005 subscribers	$3,132-$3,841	$3,367	$3,990
2005 EBITDA Multiple/ 2005-2006 EBITDA Growth	0.5x-1.3x	1.0x	0.8x
2005 EBITDA Multiple/ 2005-2008 EBITDA Growth	0.9x-1.5x	1.3x	1.0x

*	Free cash flow information was not publicly available for Adelphia Communications Corp., Cablevision Systems Corp. and Charter Communications, Inc. and therefore the ranges of multiples using that information were not presented.

**	Does not include Cox.

      Goldman Sachs also calculated certain multiples for each of the selected companies and Cox as of July 30, 2004, the last date before the announcement of Enterprises’ proposal. The following tables present the results of this analysis:

					Cox
Multiples for Selected Small Cap Companies	Insight		Mediacom		(July 30, 2004)

Adjusted Cable Enterprise Value/ 2004 Cable EBITDA	9.5	x	8.9	x	9.1	x
Adjusted Cable Enterprise Value/ 2005 Cable EBITDA	8.8	x	8.7	x	8.1	x
Adjusted Cable Enterprise Value/ 2004 subscribers	$3,174		$2,567		$3,299
Adjusted Cable Enterprise Value/ 2005 subscribers	$3,195		$2,606		$3,273
2005 EBITDA Multiple/ 2005-2006 EBITDA Growth	1.6	x	2.5	x	0.7	x
2005 EBITDA Multiple/ 2005-2008 EBITDA Growth	1.4	x	1.6	x	0.8	x
2005 Free Cash Flow/2005-2006 Free Cash Flow	0.6	x	*		0.7	x
2005 Free Cash Flow/2005-2008 Free Cash Flow	0.6	x	0.5	x	0.6	x
Cable Equity Market Capitalization/ 2004 Free
Cash Flow	20.9	x	11.0	x	34.3	x
Cable Equity Market Capitalization/ 2005 Free
Cash Flow	15.4	x	9.1	x	29.4	x

*	Projected Free Cash Flow information was not publicly available.

					Cox
Multiples for Selected Large Cap Companies*	Range**		Median**		(July 30, 2004)

Adjusted Cable Enterprise Value/ 2004 Cable EBITDA	7.8x-14.8	x	9.4	x	9.1	x
Adjusted Cable Enterprise Value/ 2005 Cable EBITDA	7.2x-11.4	x	8.6	x	8.1	x
Adjusted Cable Enterprise Value/ 2004 subscribers	$3,058-$3,335		$3,281		$3,299
Adjusted Cable Enterprise Value/ 2005 subscribers	$3,043-$3,367		$3,261		$3,273
2005 EBITDA Multiple/ 2005-2006 EBITDA Growth	0.5x-1.4	x	1.0	x	0.7	x
2005 EBITDA Multiple/ 2005-2008 EBITDA Growth	0.8x-1.4	x	1.2	x	0.8	x

*	Free cash flow information was not publicly available for Adelphia Communications, Corp., Cablevision Systems Corp. and Charter Communications, Inc. and therefore the ranges of multiples using that information were not presented.

**	Includes Cox.

      Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash flow analysis on Cox using publicly available estimates by research analysts and management’s projections.

      Goldman Sachs used projections of net present value of free cash flows published in certain publicly available reports issued between March 16, 1998 and July 9, 2004. The discount rates used in these reports ranged from 7.2% to 12.0% depending on the date of the report. When the discounted cash flow value or target price in the research report was stated in a range, Goldman Sachs used the midpoint of the range. When the discounted cash flow value was not available, Goldman Sachs used the target price stated in the research report. Goldman Sachs compared the discounted cash flow price in each of the reports with the absolute value and the 30-day moving average of the closing market price of Shares as of the last trading day before the relevant report was issued. Goldman Sachs calculated the mean and the median of the excess of the discounted cash flow price over the closing market price as of the last trading day before the relevant report was issued, as a percentage of that closing price. The mean and the median were, correspondingly, 24.7% and 17.4%. In addition, Goldman Sachs calculated the mean and median of the excess of the discounted cash flow price over the 30-day moving average of the closing market price as of the last trading day before the relevant report was issued, as a percentage of that closing price. The mean and the median were, correspondingly, 22.6% and 17.3%.

      Goldman Sachs calculated indications of net present value of free cash flows for Cox’s cable business using management projections for the years 2004 through 2009. Goldman Sachs calculated implied prices per Share using selected terminal values in the year 2009 and discounting the terminal values and projected cash flows for the remainder of 2004 and 2005 through 2008 to present value. Goldman Sachs also calculated the portion of the net present value of Cox’s cable business attributable to the terminal value of that business and the implied 2005 cable subscriber valuation. In addition, Goldman Sachs calculated a range of implied cable perpetuity growth rates that would generate the same indications of net present value as the selected terminal values. For the terminal value analyses, Goldman Sachs used multiples ranging from 8.0x 2009 cable EBITDA to 9.5x 2009 cable EBITDA and cable discount rates ranging from 8.0% to 11.0%. In addition, Goldman Sachs assumed that the values of Discovery and Cox Business Services were $3.166 billion and $1.635 billion, respectively, based on illustrative 14.0x and 6.0x multiples applied to Cox management’s estimated 2005 EBITDA for Discovery and Cox Business Services. The following table presents the results of this analysis:

Range

Illustrative Per Share Value Indications	$34.74-$45.43
Terminal Value as Percentage of Cable Enterprise Value	81.4%-84.6%
Implied 2005 Cable Subscriber Valuation	$3,758-$4,821
Implied Cable Perpetuity Growth Rate	2.0%-5.8%

      In addition to the analysis above, Goldman Sachs analyzed the sensitivity of the results to the values assigned to Discovery and Cox Business Services by applying upward and downward adjustments of 10% and 20% to each of these values. The range of illustrative values per Share resulting from those adjustments assuming a terminal value multiple of 8.5x for 2009 cable EBITDA and a cable discount rate of 9.0% was $38.05 to $41.08.

      In addition, Goldman Sachs analyzed sensitivities to the illustrative per Share value indications resulting from the discounted cash flow analysis if a terminal value multiple of 8.5x for 2009 cable EBITDA and a cable discount rate of 9% were assumed. When these sensitivities were based on upward and downward adjustments of up to 3.0% to management’s projected cable revenue growth and cable EBITDA margins for 2005 through 2009, the analysis showed illustrative per Share value indications ranging from $31.63 to $48.88. When these sensitivities were based on upward and downward adjustments of up to 3.0% to management’s projected annual cable revenue growth and annual cable capital expenditures as a percent of cable revenue for 2005 through 2009, the analysis resulted in illustrative per Share value indications ranging from $33.50 to $46.35. For purposes of this sensitivity analysis, Goldman Sachs assumed that the values of Discovery and Cox Business Services were $3.166 billion and $1.635 billion, respectively, based on illustrative 14.0x and 6.0x multiples applied to Cox management’s estimated 2005 EBITDA for Discovery and Cox Business Services.

      Goldman Sachs also examined the sensitivity of management’s long range plan, dated September 7, 2004, to changes in the assumptions about sources of revenue of Cox based on downward adjustments to management’s projections. The following table summarizes the results from that analysis:

		Cable Revenue in Millions/ %
		Decrease in Cable Revenue

Cable Revenue Driver	Change	2005	2008

Basic Subscriber Growth	(1.0)%	$(24.0)/(0.4)%	$(90.0)/(1.1)%
Basic Average Revenue per User	$(1.00)	$(76.0)/(1.2)%	$(78.0)/(1.0)%
High Speed Data Penetration (% of Basic)	(1.0)%	$(14.0)/(0.2)%	$(14.0)/(0.2)%
High Speed Data Average Revenue per User	$(1.00)	$(34.0)/(0.5)%	$(52.0)/(0.7)%
Telephony Penetration (% of Basic)	(1.0)%	$(16.0)/(0.3)%	$(14.0)/(0.2)%
Telephony Average Revenue per User	$(1.00)	$(18.0)/(0.3)%	$(30.0)/(0.4)%

      Future Stock Price Analysis. Goldman Sachs analyzed the present value of Cox’s hypothetical standalone future stock prices based upon projections of cable EBITDA through December 31, 2007 and December 31, 2008 contained in Cox management’s long range plan, dated September 7, 2004, and projections of total EBITDA through December 31, 2007 and December 31, 2008 contained in Institutional Brokerage Estimate System reports. Goldman Sachs calculated a range of implied Share values based on this analysis using equity discount rates of 9%, 10% and 11% and cable EBITDA multiples of 8.0x, 8.5x, 9.0x and 9.5x. Goldman Sachs assumed that the values of Discovery and Cox Business Services were, respectively, $3.166 billion and $1.635 billion as of December 31, 2004 based on illustrative 14.0x and 6.0x multiples applied to Cox management’s estimated 2005 EBITDA for Discovery and Cox Business Services. These analyses assumed that in each subsequent year though December 31, 2007, the values of Cox Business Services and Discovery were the values assigned to them as of December 31, 2004, grown at the corresponding equity discount rate. The results of these analyses are summarized as follows:

Present Value of Future Stock Prices

Years	Based on Management’s Projections	Based on IBES Projections

Through December 31, 2006	$34.20-$41.69	$30.51-$37.25
Through December 31, 2007	$36.16-$44.37	$31.47-$38.64

      In addition to the analysis above, Goldman Sachs analyzed the sensitivity of the results to the assumed values for Discovery and Cox Business Services by applying upward and downward adjustments of 10% and 20% to those values. The illustrative values per Share resulting from those adjustments, assuming a terminal value multiple of 8.5x for 2009 cable EBITDA and a cost of equity of 10%, are described in the following table:

Range of Present Values of Future Stock Prices

Years	Based on Management’s Projections	Based on IBES Projections

Through December 31, 2006	$35.26-$38.44	$31.36-$34.41
Through December 31, 2007	$37.50-$40.77	$32.50-$35.61

      The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cox or the contemplated transaction.

      Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Special Committee that, as of October 19, 2004 and based upon and subject to the factors and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by the holders of Shares (other than Enterprises and its affiliates) in connection with the Offer and the Merger was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cox, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

      As described above, Goldman Sachs’ opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to recommend the transaction contemplated by the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I.

      Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to the Special Committee in connection with, and has participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement.

      In addition, Goldman Sachs has provided certain investment banking services to Cox from time to time, including having acted as (i) co-manager in connection with the follow-on offering of Shares in August 1999, (ii) co-manager in the offering of exchangeable debentures of Cox in the aggregate principal amount of $1,108,000,000 in November 1999 and (iii) lender in connection with a five-year loan commitment in the aggregate principal amount of $40,000,000 in June 2004. Goldman Sachs has provided certain investment banking services to Enterprises from time to time, including having acted as lender in connection with (i) a 364-day loan commitment in the aggregate principal amount of $10,000,000 in June 2003 and (ii) a five-year loan commitment in the aggregate principal amount of $40,000,000 in June 2004. Goldman Sachs has also provided certain investment banking services to Cox Radio, Inc., an indirect subsidiary of Enterprises (“Cox Radio”), from time to time, including having acted as lender in connection with (i) a 364-day loan commitment in the aggregate principal amount of $6,000,000 in June 2003 and (ii) a five-year loan commitment in the aggregate principal amount of $15,000,000 in June 2004. Goldman Sachs may provide investment banking and other services to Cox, Enterprises, Cox Radio and their affiliates in the future. In connection with the above-described investment banking services, Goldman Sachs has received, and may receive, compensation.

      Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to Cox, Enterprises, Cox Radio and their respective affiliates, may actively trade the debt and equity securities of Cox, Cox Radio and other affiliates of Enterprises (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

      The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated August 17, 2004, the Special Committee engaged

Goldman Sachs to act as its financial advisor in connection with the transaction contemplated by the Merger Agreement. Pursuant to the terms of this engagement letter, Cox has agreed to pay Goldman Sachs certain fees for its services in connection with the transaction contemplated by the Merger Agreement, including fees of $1,750,000 in the aggregate prior to October 19, 2004, $4,640,000 upon delivery of the opinion, and 0.20% of the amount by which the aggregate consideration payable at the closing of the Offer and the Merger to holders of Shares (other than Enterprises) exceeds the aggregate amount that would have been paid to such holders in the Offer and the Merger had such per Share consideration been $32.67. In addition, Cox has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Position of Enterprises and Holdings Regarding Fairness of the Offer and the Merger.

      Enterprises and Holdings believe that the consideration to be paid to Cox’s stockholders (other than Enterprises Holdings and DNS) in the Offer and the Merger is fair to Cox’s stockholders (other than Enterprises and its affiliates). Enterprises and Holdings base their belief on the following factors, each of which, in their judgment, supported their views as to the fairness of the Offer and the Merger from a financial point of view:

•	Enterprises’ view that the decline in the trading prices of the Shares over the past year — which mirrors the decline in the trading prices of all other cable companies — reflects adverse industry trends and continued weakening market valuations for the cable sector.

•	Enterprises’ view that Cox’s satellite and regional bell operating company competitors are expected to increase significantly competitive pressures on cable, which may affect Cox’s profitability.

•	The fact that the consideration to be paid to Cox’s stockholders (other than Enterprises, Holdings and DNS) in the Offer represents a 26% premium over the reported closing sale price of the Shares on the NYSE on July 30, 2004, the last trading day prior to the date on which Enterprises’ intention to make the Offer was announced, a premium of approximately 24.1% over the 30-day average closing sale price and approximately 20.3% over the 60-day average closing sale price on the NYSE prior to July 30, 2004.

•	Enterprises’ view that the 26% premium to be paid to Cox’s stockholders (other than Enterprises, Holdings and DNS) in the Offer over the reported closing sale price of the Shares on the NYSE on July 30, 2004, the last trading day prior to the date in which Enterprises’ intention to make the Offer was announced, is comparable to the premiums offered in comparable transactions not involving a change of control.

•	The fact that the consideration to be paid to Cox’s stockholders (other than Enterprises, Holdings and DNS) in the Offer values Cox at a multiple of approximately (i) 10.7 times Cox’s 2004 estimated EBITDA or (ii) $4,183 per basic video subscriber as of June 30, 2004, in each case valuing of Discovery at $2.552 billion and Cox Business Services of $1.438 billion; both metrics represent the highest valuation multiples observed among public cable peers to Cox as of October 19, 2004.

•	The fact that the consideration to be paid to Cox’s stockholders (other than Enterprises, Holdings and DNS) in the Offer and the Merger is all cash, thus eliminating any uncertainties in valuing the consideration to be received by Cox’s stockholders (other than Enterprises, Holdings and DNS).

•	The fact that the Offer and the Merger will provide liquidity for public stockholders without incurring brokerage and other costs typically associated with market sales.

•	The fact that there are no unusual requirements or conditions to the Offer and the Merger, and the fact that Enterprises has the Commitment Letter from Citigroup, Lehman Brothers and JPMorgan Chase Bank to provide the financing necessary to consummate the Offer and the Merger expeditiously.

      Enterprises and Holdings believe that the Offer is procedurally fair to Cox’s stockholders (other than Enterprises and its affiliates). Enterprises and Holdings base their belief on the following factors, each of which, in their judgment, supported their views as to the procedural fairness of the Offer and the Merger:

•	The fact that the Cox Board established a Special Committee of independent directors to negotiate with Enterprises.

•	The fact that the Special Committee consists of directors who are not officers or employees of Enterprises and are independent of Enterprises.

•	The fact that the Special Committee retained its own legal and financial advisors.

•	The fact that the Special Committee and its advisors conducted extensive due diligence of Cox and negotiations with Enterprises and had the authority to reject the transactions proposed by Enterprises.

•	The fact that Enterprises did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the Special Committee or the negotiating positions of the Special Committee.

•	The fact that the Offer and the Merger were approved unanimously by the Special Committee, which determined that the Offer and the Merger were fair to and in the best interests of Cox’s stockholders (other than Enterprises, and its affiliates).

•	The Special Committee’s unanimous recommendation that Cox’s minority stockholders tender their Shares in the Offer.

•	The fact that the Special Committee received an opinion from its independent financial advisor, Goldman Sachs to the effect that, as of the date of the opinion and based upon and subject to the factors, limitations and assumptions set forth in the written opinion, the $34.75 per Share in cash to be received by holders of Shares (other than Enterprises and its affiliates) was fair from a financial point of view to such holders.

•	The fact that the Offer Price and other terms and conditions of the Offer and the Merger were the result of arm’s-length, good faith negotiations between Enterprises and the Special Committee and their respective financial and legal advisors.

•	The fact that the Special Committee was deliberate in its process, taking approximately ten weeks to analyze and evaluate Enterprises’ proposal and to negotiate with Enterprises the terms of the Offer.

•	The fact that the Offer is subject to the Majority of the Minority Condition, which Enterprises and Holdings have agreed not to waive without the Special Committee’s approval.

•	The fact that each Cox stockholder can individually determine whether to tender his or her Shares pursuant to the Offer.

•	The fact that the Offer and the Merger have been structured to include a first-step cash tender offer for any and all outstanding Shares not otherwise owned by Holdings or DNS, thereby enabling Cox’s stockholders (other than Enterprises, Holdings and DNS) who tender their Shares to receive promptly $34.75 net per Share in cash, and the fact that any Cox stockholders (other than Enterprises, Holdings and DNS) who do not tender their Shares or properly exercise their appraisal rights will receive the same price per Share in the subsequent Merger.

•	The fact that, while no appraisal rights are available to Cox’s stockholders as a result of the Offer, Cox’s stockholders (other than Enterprises, Holdings and DNS) who do not tender pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the DGCL. See “Special Factors — Appraisal Rights.”

      Neither Enterprises nor Holdings found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching their conclusion as to the fairness of the Offer and the Merger. Enterprises and Holdings did not consider the potential for alternative transactions involving Cox, since Enterprises, as the controlling stockholder of Cox, had determined that it would not consider or participate in any alternative transaction involving any sale of Cox or of Enterprises’ or Holdings’ interests therein to a third party. The liquidation of Cox’s assets was not considered to be a viable course of action based on Enterprises’ desire for Cox to continue to conduct its business as a subsidiary of Enterprises and remain an integral component of Enterprises’ overall strategy. In addition, Enterprises is not aware of any offer made during the last two years for Cox; thus no comparison of the Offer Price was made to any such offer. The foregoing discussion of the information and factors considered and given weight by Enterprises and Holdings is not intended to be exhaustive but is believed to include all material factors considered by Enterprises and Holdings.

      Enterprises’ and Holdings’ views as to the fairness of the Offer to stockholders of Cox should not be construed as a recommendation to any stockholder as to whether that stockholder should tender such stockholder’s Shares in the Offer.

Annual Appraisal for Compensatory Purposes

      Since 1968, as part of its senior officer compensation package, Enterprises has provided incentive compensation awards based on the appreciation, if any, from year to year in its businesses and investments. Each year since 1968 Enterprises has obtained appraisals as of December 31st from two independent appraisal firms and has used the average of the two appraisals to determine the change in value of Enterprises from year to year. Cox is one of the businesses that is a component of the overall value of Enterprises for purposes of calculating senior officer compensation. Since 1968, Richard Sleavin, LTD (“Sleavin”), has been engaged as one of the appraisal firms, and since 1991 Bond & Pecaro, Inc. has served as the second appraisal firm. Each appraisal firm was initially engaged by Enterprises on the basis of such firm’s service to Enterprises on other appraisal projects. Enterprises has continued to engage both firms in connection with Enterprises’ incentive compensation awards because of such firms’ familiarity with Enterprises’ businesses and investments and Enterprises’ incentive compensation plans.

      In preparing its appraisal, Bond & Pecaro reviewed publicly available information related to the cable industry as well as data provided by Enterprises, consisting primarily of projections and unaudited financial statements. Bond & Pecaro analysts assessed the value of Cox stock and other Enterprises assets based upon cost and the income and resale potential of the businesses, tempered by consideration of recent comparable sales and then-current marketplace conditions.

      In preparing its appraisal, Sleavin analyzed the history of Cox, the economic outlook for the U.S. economy generally and the cable industry specifically, book value and the financial condition of Cox, goodwill and other intangibles, the demographic and retail sales characteristics of each of Cox’s cable television markets, recent comparable sales in the cable industry, as well as the stock prices of Cox and other publicly traded cable companies.

      Both Bond & Pecaro and Sleavin determined that the per Share value held by Cox’s stockholders, other than Enterprises and its subsidiaries, as of December 31, 2003, was $34.03, the average of the closing price for the Shares on the last twenty trading days of 2003. The values ascribed by Bond & Pecaro and Sleavin to Enterprises’ stake in Cox as of December 31, 2003, were $21.3 billion and $25.0 billion, respectively.

      Neither Enterprises nor any of its affiliates, including Cox, had any material relationship with either Bond & Pecaro or Sleavin, and no such relationship was mutually understood to be contemplated. Bond & Pecaro does provide appraisal and valuation services to Cox from time to time in connection with tax and accounting matters, and Bond & Pecaro receives customary compensation for such services. There were no limitations imposed by Enterprises or its affiliates on the scope of the review by either appraisal firm.

      Enterprises did not commission these appraisals in connection with the Offer and Merger. The Enterprises officers who worked on the Offer (see “Background of the Offer”) were aware of these appraisals and had reviewed them earlier in the year as part of the routine executive compensation and incentive award determination process. However, since the primary objective of the appraisals was to evaluate year-over-year changes in the overall value of Enterprises and its holdings, the Enterprises officers who worked on the Offer did not consider these appraisals or deem them relevant in connection with the determination of fair consideration to be paid to Cox’s stockholders. For a description of Enterprises’ position regarding fairness of the consideration to be paid to Cox’s stockholders pursuant to the Offer and the Merger, refer to “Position Of Enterprises And Holdings Regarding Fairness Of The Offer And The Merger.”

Summary of Financial Analyses of Citigroup and Lehman Brothers

      In connection with its consideration of a potential transaction, Enterprises engaged Citigroup and Lehman Brothers as its financial advisors. On August 25, 2004, Citigroup and Lehman Brothers made a presentation to the Special Committee. This presentation was also delivered to certain members of management of Enterprises. The following is a summary of the material financial analyses furnished by Citigroup and Lehman Brothers to the Special Committee and certain members of management of Enterprises. However, it does not purport to be a complete description of the analyses performed by Citigroup and Lehman Brothers or of their presentations to the Special Committee or Enterprises. Enterprises did not request, and Citigroup and Lehman Brothers did not provide, any opinion to either Enterprises or Cox’s stockholders as to the fairness of the Offer Price or any valuation of Cox for the purpose of assessing the fairness of such consideration.

      The following summary is included here only for informational purposes and to comply with applicable Securities and Exchange Commission disclosure requirements.

      Some of the summaries of financial analyses described below include information presented in tabular format. In order to understand fully the financial analyses performed by Citigroup and Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Citigroup and Lehman Brothers.

      Comparison of Consideration with Historical Stock Prices. The financial advisors compared the initial $32 net per share offer price to Cox’s stock price as of July 30, 2004, and average stock prices over periods of ten days, 30 days, 60 days, 90 days, year-to-date, as well as for one year and two years preceding July 30, 2004. The value of a $32 net per share offer price represents a 16% premium to the July 30, 2004 closing price of $27.58 and a 14% premium to the 30-day average.

Premium of $32 net per share offer price relative to	Premium

July 30, 2004	16%
10-Day average	14%
30-Day average	14%
60-Day average	9%
90-Day average	6%
Year-to-date average	1%
1-Year average	(1)%
2-Year average	4%

      All premiums in the table above are for periods prior to July 30, 2004.

      Peer Comparison Analysis. Citigroup and Lehman Brothers performed certain of their analyses, described in more detail below, with respect to five publicly traded companies deemed by each of Citigroup and Lehman Brothers to be generally comparable to Cox (the “Comparative Peer Companies”). The Comparative Peer Companies included in Citigroup and Lehman Brothers’ analyses were: Cablevision Systems Corporation, Charter Communications, Inc., Comcast Corporation, Insight Communications Company, Inc. and Mediacom Communications Corporation.

      Citigroup and Lehman Brothers analyzed selected projected operating information from Cox’s Fall 2003 long range plan and valuation multiples for Cox and compared selected projected data and valuation multiples to that of the Comparative Peer Companies.

      Based on the initial $32 net per Share offer price, Citigroup and Lehman Brothers calculated the implied enterprise value per subscriber of Cox. Citigroup and Lehman Brothers calculated the implied enterprise value per subscriber for each of the Comparative Peer Companies based on the closing stock price of each Comparative Peer Company on July 30, 2004. Citigroup and Lehman Brothers calculated the average of the implied enterprise value per subscriber for the Comparative Peer Companies based on the closing stock price of each Comparative Peer Company on July 30, 2004 and compared it to the implied enterprise value per subscriber of Cox based on the $32 net per Share offer price. This analysis indicated that the $32 net per Share offer price represents over a 34% premium to the average implied enterprise value per subscriber of the Comparative Peer Companies based on the closing stock price of each Comparative Peer Company on July 30, 2004.

      Based on the initial $32 net per Share offer price, Citigroup and Lehman Brothers reviewed enterprise values (excluding the value of Discovery) as a multiple of estimated fiscal year ending December 31, 2004 earnings before interest, taxes, depreciation and amortization, commonly known as EBITDA. Citigroup and Lehman Brothers also reviewed enterprise values as a multiple of estimated fiscal year ending December 31, 2004 EBITDA for each Comparative Peer Company based on the closing stock price of each Comparative Peer Company on July 30, 2004. Citigroup and Lehman Brothers calculated the average enterprise value/estimated 2004 EBITDA multiple for the Comparative Peer Companies based on the closing stock price of each Comparative Peer Company on July 30, 2004 and compared it to the enterprise value/estimated 2004 EBITDA multiple for Cox based on the $32 net per Share offer price.

      The table below summarizes the analysis.

Comparative Peer Comparison
	Implied Enterprise	Implied Enterprise
	Value/Subscriber	Value/ 2004E EBITDA

Cablevision Systems Corporation	$2,735	7.3	x
Charter Communications, Inc.	$2,803	8.8	x
Comcast Corporation	$3,280	9.0	x
Insight Communications Company, Inc.	$3,224	9.8	x

Mediacom Communications Corporation	$2,482	9.0	x

Comparative Peer Average	$2,905	8.8	x
$32 net per Share offer price	$3,896	9.9	x

Other Financial Analyses Performed by Citigroup and Lehman Brothers

      On July 30, 2004, Citigroup and Lehman Brothers sent preliminary discussion materials to certain members of management of Enterprises. The discussion material included, among other information, a preliminary analysis of summary valuation ranges based on historical stock prices, comparing selected operating data and valuation multiples of Cox to those of the Comparative Peer Companies, comparing premia paid in precedent minority buy-in transactions and estimates of future discounted cash flows based on Cox’s Fall 2003 long range plan. The preliminary valuation range presented for the historical stock prices analysis was $27.17-$36.95. The preliminary valuation range presented for the Comparative Peer Companies analysis was $28.65-$32.43. The preliminary valuation range presented for the precedent buy-in transactions with total consideration in excess of $1.0 billion was $29.24-$36.76. The preliminary valuation range presented for the discounted cash flow analysis was $35.38-$47.16. When adjustments to revenue growth and capital spending were made to Cox’s Fall 2003 long-range plan by Citigroup and Lehman Brothers, the resulting preliminary valuation range presented for the discounted cash flow analysis was $25.34-$33.94. Citigroup and Lehman Brothers stated in their October 7 presentation that other financial analyses such as comparisons to Comparative Peer Companies and comparisons to historical stock prices are more meaningful measures to value Cox due to the significant uncertainty of Cox’s performance after 2006, as acknowledged by Cox’s management when they presented the revised long range plan, due in part to increasing competition.

      Precedent Premium Paid Analysis. Citigroup and Lehman Brothers analyzed certain information relating to 8 selected minority buy-in transactions announced since 2000 with aggregate consideration in excess of $1 billion. For each of the precedent transactions, Citigroup and Lehman Brothers calculated and compared the final purchase price per share to historical stock prices. The following table presents the results of this analysis:

	Precedent Transactions in Excess
	of $1 Billion

	Range	Mean	Median
Initial Premium Over 1 Day Prior Close	1%-32%	13%	13%
Percent Increase in Offer	1%-17%	8%	5%
Final Bid Premium to:
1-Day Average	5%-32%	20%	19%
30-Day Average	(2)%-63%	33%	32%
90-Day Average	1%-49%	30%	30%
Percent of 52-Week High Price	80%-116%	97%	98%

      On October 7, 2004, Citigroup and Lehman Brothers presented a response to the report presented by Goldman Sachs on September 28, 2004. In the October 7 presentation, Citigroup and Lehman Brothers performed a discounted cash flow analysis of Cox based on the revised long range plan using a discount rate of 9.5%. Citigroup and Lehman Brothers applied such discount rate to the 2009 terminal value implied by EBITDA multiples ranging from 8.0x to 9.0x and the 2009 cable EBITDA based on a sensitivity analysis applied to the revised long range plan. Citigroup and Lehman Brothers used an estimated value for Discovery and Cox Business Services based on research analysts’ consensus of values for both assets of $2.552 billion and $1.438 billion, respectively. Using this analysis, Citigroup and Lehman Brothers derived an implied per share equity reference range for Cox of $29.80 to $33.00, 80% of the value of which is captured in the terminal year. However, as discussed above, Citigroup and Lehman Brothers stated that other financial analyses such as comparisons to the Comparative Peer Companies and comparisons to historical stock prices are more meaningful measures to value Cox than a discounted cash flow analysis due to the significant uncertainty of Cox’s performance after 2006. Citigroup and Lehman Brothers performed this analysis to rebut the discounted cash flow analysis used by Goldman Sachs in their September 28 presentation.

Purpose and Structure of the Offer and the Merger; Reasons of Enterprises for the Offer and the Merger.

      The Purchasers are offering to purchase all of the Shares not otherwise owned by Holdings or DNS at $34.75 per Share, net to the seller in cash without interest. The Merger Agreement contemplates the Offer as an initial step. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, Holdings and DNS will contribute the Cox common stock held by them to a wholly owned subsidiary of Holdings, CEI-M. CEI-M will then merge with and into Cox in accordance with the applicable provisions of the DGCL with Cox as the surviving corporation. We believe this structure will effect a prompt and orderly transfer of the ownership of the Shares from the public stockholders to Enterprises.

      The purpose of the Offer and the Merger is for Enterprises to increase its ownership of the outstanding common stock of Cox from approximately 62% to 100%. Upon consummation of the Merger, Cox will become an indirect, wholly owned subsidiary of Enterprises.

      Enterprises approved the issuance of a portion of Cox’s equity to the public as consideration for Cox’s purchase of Times Mirror’s cable systems in 1995. Cox also used its publicly traded stock as consideration for its acquisitions of cable systems, such as its Las Vegas, Nevada system and TCA Cable TV, Inc.

      Enterprises decided to pursue the Offer and Merger for a number of related reasons. First, the broadband communications business is well-known to Enterprises, and increasing its stake in Cox is, in the business judgment of Enterprises, the single most attractive investment opportunity available to Enterprises at the present time. In addition, Enterprises believes that in light of the very significant recent increases in competition in the broadband communications industry (for example, video, telephony and high-speed data competition from the regional bell operating companies and video competition from the satellite television providers), Cox’s opportunities for future growth will be enhanced through a private company structure.

      Second, the current environment of the capital markets makes the Offer and Merger viable at this time. Interest rates are at historical lows and capital is readily available. Under these circumstances, the consolidated balance sheet and projected cash flows of Enterprises and its subsidiaries (including the balance sheet and projected cash flows of Cox), are sufficient to obtain and service the indebtedness incurred to finance the transaction and to repay that indebtedness within a period of time acceptable to Enterprises.

      Third, by being privately held, Cox will be relieved of many of the burdens and constraints imposed on public companies. Most important, Cox and its management will be able to focus on long-term operational and growth objectives, rather than meeting the short-term results expectations of the public equity markets and the investment community. As a privately held company, Cox will no longer have the competitive disadvantage of being obligated to publicly disclose its business strategies. Moreover by eliminating publicly held equity, Cox will be able to reduce its regulatory and compliance costs and expenses.

      Finally, the decline in the trading prices of stock of all companies in the broadband communications sector over the past year, including the Shares, reflects adverse industry trends, most notably increased competition. The broadband communications sector continues to be re-rated downward by market and research analysts. Because there is no evidence of a catalyst to drive stock prices back up to previous levels, Enterprises has no reason to believe that the current negative market sentiment toward broadband communication companies will reverse in the foreseeable future.

The Merger; Plans for Cox After the Offer and the Merger; Certain Effects of the Offer.

      Shares acquired by Cox, if any, pursuant to the Offer will be either placed in treasury or cancelled and returned to the status of authorized but unissued stock, and such stock will be available for issuance by Cox without further stockholder action, except as required by applicable law or the rules of the NYSE or any other securities exchange on which the Shares are then listed. We have no plans to issue the Shares purchased in the Offer.

      After the completion of the Offer, immediately prior to the Merger, Holdings and DNS will transfer all Cox common stock held by them to CEI-M. If, following the purchase of Shares pursuant to the Offer, Holdings and DNS own at least 90% of the outstanding Shares, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause a Short-Form Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement without a meeting or vote of Cox’s stockholders, in accordance with Section 253 of the DGCL. If, following the purchase of the Shares pursuant to the Offer, Holdings and DNS own less than 90% of the outstanding Shares, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, in accordance with Section 251 of the DGCL. In furtherance thereof, Cox has agreed to (i) duly call, give notice of, convene and hold a special meeting of stockholders as soon as practicable following the purchase of Shares pursuant to the Offer to consider and vote upon the approval and adoption of the Merger Agreement and the Merger and (ii) Enterprises has agreed in the Merger Agreement to cause Holdings and DNS to vote all Cox common stock owned by them in favor of the approval and adoption of the Merger Agreement and the Merger and thereby approve the Merger. After the Merger, Cox will be an indirect, wholly owned subsidiary of Enterprises.

      If sufficient Shares are not tendered in the Offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS, would represent at least 90% of the outstanding Shares upon the expiration of the Offer and the Offer is completed, then prior to consummation of the Merger, Holdings may decide to acquire additional Shares on the open market or in privately negotiated transactions. Any such purchases would be made at either market prices or privately negotiated prices at the time of purchase, which may be higher or lower than or the same as the Offer Price. In addition, if, following the purchase of Shares pursuant to the Offer, Holdings and DNS own less than 90% of the outstanding Shares, Holdings and DNS might convert shares of Class C common stock into Class A common stock to the extent that, after giving effect to such conversion, Holdings and DNS would own in the aggregate the number of Shares necessary to effect a Short-Form Merger.

      Following the purchase of Shares pursuant to the Offer, but until the Merger is consummated, Cox will continue as a public company. If the Merger takes place, Cox will no longer have any publicly traded equity securities outstanding. However, Cox has a series of debt securities outstanding that is listed for trading on the NYSE. As long as these debt securities remain so listed, Cox will continue to file periodic reports pursuant to Section 13 of the Exchange Act. Holders of these debentures have the right to require Cox to repurchase their debentures in April 2005, and Cox will have the right to redeem these debt securities in April 2005. In addition, Cox may have continuing Exchange Act reporting requirements under its outstanding debt securities.

      Except as otherwise described in this Offer to Purchase, the Purchasers have no current plans, proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger (other than the Merger), reorganization or liquidation involving Cox; (ii) any purchase, sale or transfer of a material amount of assets of Cox, except as described below; (iii) any material change in Cox’s present dividend rate or policy; (iv) any change in the Cox Board, the management of Cox or any change in any material term of the employment contract of any executive officer of Cox; or (v) any other material change in Cox’s corporate structure or business. A portion of the financing for the Offer and the Merger will be an 18-month bridge loan to Cox. The Purchasers currently contemplate refinancing any bridge financing with medium- to long-term debt securities offered and sold in either public offerings or private placements. This is not an offer to purchase any such debt securities. Any offer will be made pursuant to a separate offering document and the timing and terms of any such offer will depend on market conditions and other factors beyond the control of the Purchasers. If Cox is unable to refinance any bridge loan, it is possible that Cox may sell assets or seek outside investors to repay some or all of the bridge financing.

      In connection with the Offer and the Merger, Enterprises expects to review Cox and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to best organize and integrate the activities of Cox and Enterprises. Enterprises expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments. In addition, Enterprises and Cox regularly review acquisition opportunities in the mass communications industry and may pursue such opportunities when appropriate.

      As a result of the Offer, the direct and indirect interest of Enterprises in Cox’s net book value and net earnings will increase to the extent of the number of Shares acquired under the Offer. Following consummation of the Merger, Enterprises’ indirect interest in such items will increase to 100%, and Enterprises and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by Cox’s operations and any future increase in Cox’s value. Similarly, Enterprises will also bear the risk of losses generated by Cox’s operations and any decrease in the value of Cox after the Merger. Upon consummation of the Merger, Cox will become a privately held corporation. Accordingly, former stockholders of Cox, will not have the opportunity to participate in the earnings and growth of Cox after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders of Cox will not face the risk of losses generated by Cox’s operations or decline in the value of Cox after the Merger. However, certain officers, directors and employees of Cox hold stock options with an exercise price which exceeds the Offer Price. Such option holders will retain these “underwater” options following the Merger and will, therefore, have the opportunity to participate in the earnings and growth of Cox and will face the risk of losses generated by Cox after the Merger. Upon the completion of the Merger, Enterprises’ interest in Cox would increase from 62.4% (on a fully-diluted basis) to 100%. Based on Cox’s results for the fiscal year ended December 31, 2003 and assuming completion of the Merger as of December 31, 2003, this increase would result in Enterprises’ beneficial interest in Cox’s net book value and net losses increasing by approximately $3,564 million and $52 million, respectively.

      Enterprises believes that the employees of Cox are important to the business and operations of Cox, and Enterprises plans to work with management of Cox to minimize disruption to Cox’s workforce.

Conduct of Cox’s Business if the Offer is Not Completed.

      If the Offer is not completed because the Majority of the Minority Condition, the Cox Financing Condition or another condition is not satisfied or waived, Enterprises and Holdings expect that Cox’s current management will continue to operate Cox’s business substantially as presently operated. However, Enterprises and Holdings anticipate that if the Offer is not completed, Enterprises will re-evaluate the ownership structure and capital management policies of Cox. In particular, Enterprises may consider:

•	engaging in open market or privately negotiated purchases of Shares to increase Enterprises’ aggregate beneficial ownership of the Shares to at least 90% of the outstanding Shares and then to effect a Short- Form Merger (subject to the terms of the Merger Agreement, pursuant to which each of Cox, Enterprises, Holdings and CEI-M have agreed that if the Offer is terminated in accordance with the terms of the Merger Agreement without the purchase of the Shares thereunder, none of them (or their controlled affiliates) will purchase or offer to purchase Shares for a period of 90 days after the date of such termination without Cox’s consent);

•	keeping outstanding the public minority interest in Cox, in which case the public stockholders of Cox would receive no cash for their Shares and would bear the risk that the trading price per Share could decline to a price that is less than the Offer Price; or

•	reevaluating Cox’s dividend and share repurchase policies.

      If Enterprises were to pursue any of these alternatives, it might take considerably longer for the public stockholders of Cox to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to the public stockholders of Cox that are more or less than or the same as the Offer Price or could adversely affect the liquidity and market value of the remaining Shares held by the public.

The Merger Agreement.

      The following is a summary of material provisions of the Merger Agreement, which is attached as Annex II to this Offer to Purchase. This summary is not a complete description and is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following shall have the meanings set forth in the Merger Agreement.

      The Offer. Pursuant to the Merger Agreement, Cox and Holdings are obligated to commence the Offer as promptly as practicable following public announcement of the Merger Agreement. Following the satisfaction of the Majority of Minority Condition and the other conditions specified in “The Tender Offer — Section 12. Certain Conditions To The Offer,” any of which conditions (except for the Majority of Minority Condition and the Cox Financing Condition) may be waived exclusively by Holdings, (i) Holdings would purchase up to and including, but not more than, 43,165,467 Shares in the aggregate, and (ii) Cox would purchase all of the remaining Shares tendered pursuant to the Offer; provided, however, that if the number of Shares tendered pursuant to the Offer, when added to the Shares then owned by Holdings and DNS would represent at least 90% of the outstanding Shares, Holdings would purchase all of the Shares validly tendered pursuant to the Offer (and not yet accepted). The obligations of Holdings and Cox to commence the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer are subject only to the conditions specified in “The Tender Offer — Section 12. Certain Conditions To The Offer.”

      As permitted by the Merger Agreement, Enterprises and Holdings have waived the condition to the Offer that Enterprises shall have obtained funding under the new credit facilities arranged in connection with the Offer and the Merger. This condition was included in the initial terms and conditions of the Offer pursuant to the Merger Agreement, as described in condition (f) in “The Tender Offer — Section 12. Certain Conditions to the Offer.” The waiver was made effective as of November 2, 2004.

      Holdings has the right to extend the Offer on behalf of Holdings and Cox beyond the expiration date for any of the following events: (i) from time to time if, at the initial expiration date (or extended expiration date of the Offer, if applicable), any of the conditions to the Offer have not been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or any period required by applicable law; or (iii) if Shares have been accepted for payment but the number of Shares collectively owned by Holdings and DNS is less than 90% of the then outstanding Shares, for an aggregate period of not more than 15 business days (for all such extensions) beyond the date on which Shares are first accepted for payment as a “subsequent offering period” (as such term is defined in Rule 14d-1(g)(8) under the Exchange Act) in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). If provided, a Subsequent Offering Period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to the Purchasers in exchange for the Offer Price on the same terms that applied to the Offer. Holdings or Cox will accept for payment, and pay for, any Shares that are validly tendered during a Subsequent Offering Period, if provided, as promptly as practicable after any such Shares are validly tendered during such Subsequent Offering Period. Holders of Shares that are validly tendered during a Subsequent Offering Period, if provided, will not have the right to withdraw such tendered Shares.

      In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled expiration date of the Offer, at the request of the Special Committee, Holdings will extend the expiration date of the Offer in such increments as Holdings may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the determination that such conditions are not reasonably capable of being satisfied.

      Holdings has expressly reserved the right to amend or make changes in the terms and conditions of the Offer, provided that, without the prior written consent of Cox and the Special Committee, Holdings shall not do any of the following: (i) decrease the Offer Price or change the form of consideration to be paid in the Offer; (ii) impose any conditions to the Offer other than the conditions specified in “The Tender Offer — Section 12. Certain Conditions To The Offer;” (iii) otherwise amend the Offer in a manner that would materially and adversely affect the holders of Shares; (iv) amend or waive the Majority of Minority Condition or the Cox Financing Condition; or (v) decrease the number of Shares to be purchased by Holdings pursuant to the Offer.

      The Merger. The Merger Agreement provides that Holdings will cause CEI-M to merge with and into Cox in accordance with the applicable provisions of the DGCL as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement. Immediately prior to the Merger, Holdings and DNS will each contribute to CEI-M all shares of Cox’s Class A common stock and Class C common stock then owned by them. Following the Merger, Cox shall be the Surviving Corporation and the separate corporate existence of CEI-M shall cease. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Shares owned by Enterprises, Holdings, or CEI-M and Shares held in Cox’s treasury or by any wholly owned subsidiary of Cox) will be converted into and represent the right to receive the Merger

Consideration, without interest. See the discussion below under “Appraisal Rights” for additional information regarding the exercise of appraisal rights. In addition, each share of CEI-M’s common stock issued and outstanding immediately prior to the Effective Time will be converted into one share of the common stock of the Surviving Corporation.

      The Merger Agreement provides that each employee or former employee of Cox who, on or prior to the Effective Time, is the holder of vested stock options to purchase Shares will be offered the right to receive an amount in cash (the “Option Cash Payment”) equal to the product of (i) the total number of Shares subject to such vested stock options and (ii) the amount, if any, by which the Merger Consideration exceeds the exercise price per Share of the Shares subject to such vested stock option rights. The vested stock options of any employee or former employee who accepts such offer will be cancelled upon the payment to any such employee or former employee of the Option Cash Payment. The right to receive the Option Cash Payment will be subject to the prior execution by the employee or former employee of all necessary written consents and releases, as determined by Enterprises in its sole discretion, to provide for the cancellation of the affected vested stock options.

      The Merger Agreement further provides that (i) upon consummation of the Merger, Cox’s certificate of incorporation and bylaws will be amended in their entireties to read as set forth in Exhibit 2.04(a) to the Merger Agreement (in the case of the certificate of incorporation) and Exhibit 2.04(b) to the Merger Agreement (in the case of the bylaws), and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended in accordance with their respective terms and the DGCL, and the Surviving Corporation will timely make all necessary filings in connection therewith as required under the DGCL, (ii) the directors of Cox immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, and (iii) the officers of Cox immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation.

      Short-Form Merger. If following the purchase of Shares pursuant to the Offer, Holdings and DNS own at least 90% of the outstanding Shares, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement without a meeting or vote of Cox’s stockholders, in accordance with Section 253 of the DGCL.

      Stockholders Meeting. If following the purchase of the Shares pursuant to the Offer, Holdings and DNS own less than 90% of the outstanding Shares, the parties to the Merger Agreement have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, in accordance with Section 251 of the DGCL. In furtherance thereof, Cox has agreed to (i) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares pursuant to the Offer to consider and vote upon the approval and adoption of the Merger Agreement and the Merger; (ii) prepare and file with the SEC a preliminary proxy statement relating to the Merger Agreement and the Merger and use its best efforts, after consultation with Enterprises and Holdings, to respond promptly to any comments made by the staff of the SEC with respect to such preliminary proxy statement and cause a definitive proxy statement (together with any amendments or supplements thereto), to be mailed to its stockholders at the earliest practicable time, and to obtain the necessary approvals of the Merger Agreement and the Merger by its stockholders; and (iii) include in the proxy statement the fairness opinion (subject to consent of Goldman Sachs), and the recommendations of the Special Committee and the Cox Board that the Cox stockholders vote in favor of the approval and adoption of the Merger Agreement and the Merger; provided, however, that such recommendation may be withdrawn or modified by the Special Committee without the prior written consent of Enterprises to the extent that the Special Committee determines in good faith, after receiving the advice of outside counsel, that such recommendation would no longer be consistent with its fiduciary duties to Cox’s stockholders under applicable law. Holdings has agreed to vote, and Enterprises has agreed to cause DNS to vote, all shares of Cox common stock owned by them in favor of the approval and adoption of the Merger Agreement and the Merger at the stockholders meeting.

      Interim Operations. Cox has agreed that, prior to the Effective Time, unless Enterprises shall have agreed in writing or unless such action shall have been approved by a majority of the entire Cox Board, (i) the business of Cox and its subsidiaries will be conducted only in the ordinary and usual course of business consistent with past practice; (ii) Cox and its subsidiaries shall not make any material modifications in employee benefit plans, employment or compensation arrangements; (iii) Cox and its subsidiaries shall not grant any awards of restricted stock or stock options; and (iv) Cox and its subsidiaries will use their reasonable best efforts to keep available the services of its and their present officers and key employees and to preserve the good will of those having business relationships with any of them.

      Indemnification And Insurance. Enterprises and Cox have agreed that all rights to indemnification, advancement of expenses and exculpation existing at the time of the Merger Agreement in favor of the present or former directors or officers of Cox or its subsidiaries (“Indemnified Persons”), as provided in Cox’s certificate of incorporation and bylaws or similar documents of any of Cox’s subsidiaries, in effect as of the date of the Merger Agreement, with respect to matters occurring prior to the Effective Time, shall survive the Merger and continue in full force and effect after the Effective Time. Until the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the certificate or articles of incorporation, bylaws or similar documents of its subsidiaries shall not be amended, repealed or otherwise modified in any manner that would materially adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring prior to the Effective Time. To the maximum extent permitted by law, all such indemnification of Indemnified Persons with respect to matters occurring before the Effective Time, shall be mandatory rather than permissive, and Cox, or the Surviving Corporation and their subsidiaries, as the case may be, shall advance expenses in connection with such indemnification. Enterprises and Cox have further agreed that all rights to indemnification or advancement of expenses existing as of the date of the Merger Agreement in favor of any Indemnified Person in any indemnification agreement between such person and Cox or any of its subsidiaries or under applicable law shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement or law.

      Enterprises has agreed that Enterprises and the Surviving Corporation will jointly and severally, to the fullest extent permitted by applicable law, subject to certain provisions set forth in the Merger Agreement, indemnify, defend and hold the Indemnified Persons harmless against all losses, expenses and claims to the extent they are based on, related to, arise out of, or are in connection with (i) acts or omissions occurring or alleged to have occurred prior to the Effective Time in their capacities as officers or directors of Cox or its subsidiaries or (ii) the adoption and approval of the Merger Agreement, the Merger, the Offer and the transactions contemplated by the Merger Agreement.

      Enterprises has agreed that for six years from the Effective Time, Enterprises or the Surviving Corporation will obtain and maintain directors’ and officers’ liability insurance policies for the Indemnified Persons with respect to matters occurring prior to the Effective Time having terms no less favorable than those in effect on the date of the Merger Agreement; provided that in no event shall Enterprises or the Surviving Corporation be obligated to expend in order to obtain or maintain such insurance coverage any amount per annum in excess of 200% of the aggregate premiums currently paid or payable by Cox in 2004.

      Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including among others, representations as to due organization and existence, capitalization, corporate authority, no violation of the certificate of incorporation or bylaws, debt instruments or material agreements of Cox or applicable law resulting from the Offer and the Merger, accuracy of Cox’s public filings, including financial statements, absence of any material adverse change in Cox’s business and absence of undisclosed liabilities. Enterprises and Cox have agreed that for the purpose of determining whether a material adverse change has occurred for purposes of the relevant representation, there shall be excluded from such determination any change or effect relating to general economic conditions or generally affecting the industries in which Cox operates which are not disproportionate to Cox and any change or effect attributable to the execution, announcement and/or performance of the Merger Agreement. All of Cox’s representations are qualified by Enterprises’ knowledge.

      In addition, Holdings and CEI-M made a representation and warranty to Cox that none of Enterprises, Holdings or CEI-M has commenced negotiations, agreed in principle or executed any agreement pursuant to which all or any substantial portion of the material assets or properties of Cox or the Surviving Corporation or their subsidiaries would be offered, sold, leased, exchanged or otherwise disposed of, any material number of shares of capital stock of Cox or the Surviving Corporation or their subsidiaries would be offered or sold, Cox or the Surviving Corporation or their subsidiaries would be merged, combined or reorganized with another person or entity subsequent to the closing of the Merger, or that would constitute a material change to Cox’s existing long term business plan, and that neither Enterprises nor Holdings will be required to make any disclosure in the Schedule TO in response to paragraphs (c)(1) and (c)(2) of Rule 1006 of Regulation M-A that does not relate to the transactions contemplated by the Merger Agreement.

      Conditions to the Merger. The Merger Agreement provides that the respective obligations of Enterprises, Holdings and Cox to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions: (a) Holdings or Holdings and Cox, as applicable, shall have purchased the Shares that have been tendered pursuant to the Offer, and the expiration date of the Offer shall have occurred; (b) the Merger Agreement shall have been approved and adopted by the requisite vote, if any, of the Cox stockholders; and (c) no court of competent jurisdiction or United States federal or state Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

      Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether prior to or after approval by Cox’s stockholders: (a) by mutual written consent of Enterprises and Cox (acting at the direction of the Special Committee); (b) by either Enterprises or Cox (with the prior approval of the Special Committee) if the Effective Time has not occurred on or before July 19, 2005 (the “Termination Date”); provided, however, that the right to terminate the Merger Agreement under this subsection shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date; (c) by either Enterprises or Cox (with the prior approval of the Special Committee) if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (d) by Enterprises at any time prior to the purchase of Shares pursuant to the Offer, if a breach of any representation, warranty, covenant or agreement on the part of Cox set forth in the Merger Agreement shall have occurred that would cause any condition specified in “The Tender Offer — Section 12. Certain Conditions To The Offer” not to be satisfied, and such breach shall not have been cured in order to satisfy the condition within 30 days of the date of such breach; (e) by Cox at any time prior to the purchase of Shares pursuant to the Offer, if a breach of any representation, warranty, covenant or agreement on the part of Enterprises, Holdings or CEI-M set forth in the Merger Agreement shall have occurred that would cause any condition specified in “The Tender Offer — Section 12. Certain Conditions To The Offer” not to be satisfied, and such breach shall not have been cured in order to satisfy the condition within 30 days of the date of such breach, other than the obligation to commence the Offer in accordance with Section 1.01(a) of the Merger Agreement, which shall require full compliance; or (f) by either Enterprises or Cox (with the prior approval of the Special Committee), if (x) the Offer shall have expired without any Shares being purchased pursuant to the Offer or (y) Holdings shall not have accepted for payment any Shares pursuant to the Offer by the 90th day from the date the Offer is commenced or such later date as contemplated by the 45 day period referenced in condition (g) specified in “The Tender Offer — Section 12. Certain Conditions To The Offer”; provided, however, that the right to terminate the Merger Agreement under this subsection shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Holdings to purchase the Shares pursuant to the Offer on or before such date.

      Each of Cox, Enterprises, Holdings and CEI-M have agreed that if the Offer is terminated in accordance with the terms of the Merger Agreement without the purchase of the Shares, none of them (or their controlled affiliates) will purchase or offer to purchase Shares for a period of 90 days after the date of such termination without Cox’s consent (with the approval of the Special Committee).

      Amendments; Waivers. The Merger Agreement may not be amended except in writing, signed by Enterprises on the one hand and Cox (following approval of such action by the Special Committee) on the other hand; provided, however, that after any approval of the Merger Agreement by Cox’s stockholders, no amendment may be made without the further approval of Cox’s stockholders which would decrease the Merger Consideration or change any other terms and conditions of the Merger Agreement if any of the changes would, individually or in the aggregate, materially and adversely affect the Cox stockholders.

      At any time prior to the Effective Time, whether before or after approval of the Merger Agreement by Cox’s stockholders at the Special Meeting (if applicable), the Special Committee (on behalf of Cox) on the one hand, and Enterprises (on behalf of Enterprises, Holdings and CEI-M on the other hand) may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties made by the other or in any document, certificate or writing delivered by the other, or (c) waive compliance with any of the agreements of the other or with any conditions (other than the Majority of the Minority Condition and the Cox Financing Condition) to its or their own obligations. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

      Reasonable Best Efforts. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer, the Merger and the Merger Agreement, and to cooperate with each other in connection with the foregoing, including using its reasonable best efforts to (a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts, (b) obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulation, (c) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Merger Agreement, (d) effect any necessary registrations and filings and submissions of information requested by governmental authorities, and (e) fulfill all conditions to the Merger Agreement.

      In furtherance of and not in limitation of the foregoing, Enterprises and Cox agreed not to take any action inconsistent with the memoranda of understanding regarding the contemplated dismissals of the Georgia and Delaware stockholder actions if such action would materially adversely affect Cox or the Special Committee, to cooperate in negotiating further agreements consistent with the memoranda of understanding, not to unreasonably refuse to execute such agreements, and to cooperate in the defense of any other litigation relating to the transactions contemplated by this Agreement. Enterprises and Cox also agreed that Cox would not settle any such litigation without Enterprises’ prior written consent and that following the Effective Time, any settlement of any such litigation would require a full release of Cox, its directors, including the Special Committee, and any of their financial and legal advisors. See “The Tender Offer — Section 13. Certain Legal Matters.”

      Enterprises and Cox also agreed to use reasonable best efforts to complete the transactions contemplated by the commitments for new bank credit facilities described in “The Tender Offer —

Section 9. Source and Amount of Funds.” Enterprises has the authority to negotiate the facilities on behalf of Enterprises and Cox and to amend and modify the commitment letter and terms of the credit facilities so long as such amendment or modification does not adversely affect the likelihood of the facilities closing, complies with all applicable law and does not give rise to reasonable concerns regarding the solvency of Cox or the availability of sufficient surplus to complete the Offer and the Merger; provided, however, that Enterprises may not agree to, and Cox will not be obligated to execute, without the Special’s Committee prior approval, the Cox credit facilities or any amendment or modification thereto if the Cox credit facilities would commit Cox to pay any fees or expenses or to any obligations in each case if Shares are not purchased pursuant to the Offer.

      Expenses. Each party to the Merger Agreement will bear its own expenses, except that Enterprises has agreed to pay one-half of the printing and mailing costs and filing fees in connection with the Offer.

Appraisal Rights.

      Under Delaware law, holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated following completion of the Offer, each holder of Shares who (a) does not tender his or her Shares in the Offer and holds Shares at the Merger closing, (b) does not wish to accept the Merger Consideration, and (c) complies with the procedures provided for in Section 262 of the DGCL (“Section 262”) will be entitled to have his or her Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the court. Since holders of Shares do not have appraisal rights in connection with the Offer, no demand for appraisal under Section 262 should be made at this time.

      The following summarizes provisions of Section 262 regarding appraisal rights that would be applicable in connection with the Merger. This discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached as Schedule C to this Offer to Purchase.

      Notification of Merger’s Closing. Within 10 days after the closing of the Merger, Cox will notify the record holders of Shares (as of the closing date) of the consummation of the Merger and of the availability of and procedure for demanding appraisal rights.

      Electing Appraisal Rights. To exercise appraisal rights, the record holder of Cox’s common stock must, within 20 days after the date Cox mails the notice referred to in the prior paragraph, deliver a written demand for appraisal to Cox. This demand must reasonably inform Cox of the identity of the holder of record and that the stockholder demands appraisal of his, her or its Shares. A demand for appraisal must be delivered to: Cox Communications, Inc., 1400 Lake Hearn Drive, Atlanta, Georgia 30319, Attn: Corporate Secretary.

      Only Record Holders May Demand Appraisal Rights. Only a record holder of Shares is entitled to demand appraisal rights. The demand must be executed by or for the record holder, fully and correctly, as the holder’s name appears on the holder’s stock certificates.

•	If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity.

•	If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all owners.

•	An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. The agent must identify the owner or owners of record and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners of record.

•	A holder of record, such as a broker, who holds Shares as nominee for a beneficial owner, may exercise a holder’s right of appraisal with respect to Shares held for all or less than all of those beneficial owners’ interest. In that case, the written demand should set forth the number of Shares covered by the demand. If no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record holder. Cox stockholders who hold their Shares in brokerage accounts or through any other nominee and wish to exercise appraisal rights should consult their brokers or other nominees to determine the procedures they must follow in order for their brokers and other nominees to exercise appraisal rights in respect of their Shares.

      Court Petition Must Be Filed. Within 120 days after the closing of the Merger, Cox or any stockholder who has satisfied the foregoing conditions may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares. The Purchasers will not have any obligation to file such a petition. Stockholders seeking to exercise appraisal rights should initiate all necessary action to perfect their rights within the time periods prescribed by Delaware law. Within 120 days after the closing of the Merger, any stockholder who has complied with the requirements under Section 262 for exercise of appraisal of rights may make a written request to receive from Cox a statement of the total number of Shares with respect to which demands for appraisal have been received and the total number of holders of these Shares. Cox will be required to mail these statements within ten days after it receives a written request.

      Appraisal Proceeding by Delaware Court. If a petition for an appraisal is timely filed, after a hearing on the petition, the Delaware Court of Chancery will determine which of the stockholders are entitled to appraisal rights. The court will appraise the Shares owned by the stockholders and determine their fair value. In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered applicable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The court will also determine the amount of interest, if any, to be paid upon the value of the Shares to the stockholders entitled to appraisal. The value determined by the court for the Shares could be more than, less than, or the same as the Merger Consideration, but the form of the consideration payable as a result of the appraisal proceeding would be cash. The court may determine the costs of the appraisal proceeding and allocate them to the parties as the court determines to be equitable under the circumstances. The court may also order that all or a portion of any stockholder’s expenses incurred in connection with an appraisal proceeding, including reasonable attorneys’ fees and expenses and reasonable fees and expenses of experts utilized in the appraisal proceeding, be charged, on a pro rata basis, against the value of all of Cox’s common stock entitled to appraisal.

      Several decisions by the Delaware courts have held that in certain circumstances a controlling stockholder of a corporation involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to other stockholders. In determining whether a merger is fair to other stockholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the stockholders and whether there was fair dealing among the parties.

      Loss, Waiver or Withdrawal of Appraisal Rights. Holders of Shares will lose the right to appraisal if no petition for appraisal is filed within 120 days after the closing of the Merger. A stockholder will also lose the right to an appraisal by delivering to Cox a written withdrawal of the stockholder’s demand for an appraisal. Any attempt to withdraw that is made more than 60 days after the closing of the Merger requires Cox’s written approval. If appraisal rights are not perfected or a demand for appraisal rights is timely withdrawn, a stockholder will be entitled to receive the Merger Consideration, without interest.

      Dismissal of Appraisal Proceeding. If an appraisal proceeding is timely instituted, this proceeding may not be dismissed without the approval of the court as to any stockholder who has perfected a right of appraisal.

      Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of such rights (in which event, a former holder of Shares will be entitled to receive the consideration specified in the Merger Agreement in accordance with the terms thereof).

Security Ownership of Certain Beneficial Owners.

      The following table provides information as of October 31, 2004 with respect to the shares of Cox’s Class A common stock beneficially owned by (i) each of the directors and executive officers of Enterprises, Holdings and Cox and (ii) each person known by Cox to own more than 5% of any class of the outstanding voting securities of Cox.

			Percent of Class A
Name of Beneficial Owner	Amount of Class A Common Stock		Common Stock

Cox Enterprises, Inc.(a)(b)	393,288,968		62.0%
Directors of Enterprises:
Barbara Cox Anthony(b)	393,288,968		62.0%
Anne Cox Chambers(b)	393,288,968		62.0%
James C. Kennedy	239,500	(e)	*
Robert C. O’Leary	17,721		*
Arthur M. Blank	6,850		*
Carl R. Gross	5,483		*
G. Dennis Berry	4,950	(f)	*
Richard L. Braunstein(c)	2,500		*
David E. Easterly	600		*
Officers of Enterprises:
Michael J. Mannheimer	14,173		*
John G. Boyette	3,500		*
Richard J. Jacobson	2,500		*
Gregory B. Morrison	751		*
Marybeth H. Leamer	500		*
Thomas B. Whitfield	100		*
Directors of Cox:
James O. Robbins	1,643,777	(g)	*
Andrew J. Young	13,481	(h)	*
Janet M. Clarke	5,838	(i)	*
Rodney W. Schrock	3,658	(j)	*
Officers of Cox:
Jimmy W. Hayes	263,964	(k)	*
Claus F. Kroeger	170,840	(l)	*
Patrick J. Esser	186,285	(m)	*
Scott A. Hatfield	144,536	(n)	*
John M. Dyer	127,285	(o)	*
James A. Hatcher	109,226	(p)	*
Dallas S. Clement	108,087	(q)	*
Jill Campbell	80,450	(r)	*
Christopher J. Bowick	76,424	(s)	*
William J. Fitzsimmons	44,888	(t)	*
Mae A. Douglas	33,596	(u)	*
Susan W. Coker	16,695	(v)	*
Other:
William H. Gates III(d)	33,893,886		5.7%

*	Less than 1%

(a)	Includes 27,597,792 shares of Class A common stock into which the Class C common stock indirectly beneficially owned by Enterprises may be converted at any time on a share-for-share basis. Of the shares of common stock of Cox that are beneficially owned by Enterprises, 340,710,646 shares of Class A common stock and 25,696,470 shares of Class C common stock are held of record by Holdings. The remaining 24,980,530 shares of Class A common stock and 1,901,322 shares of Class C common stock beneficially owned by Enterprises are held of record by DNS. All of the outstanding capital stock of Holdings and of DNS is beneficially owned by Enterprises. The beneficial ownership of the outstanding capital stock of Enterprises is described in footnote (b) below. The Class C common stock is convertible on a share for share basis into Class A common stock at the option of the holder.

(b)	As of October 28, 2004 there were 604,516,641 shares of common stock of Enterprises outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.1%); and (iv) 274 individuals and other trusts exercise beneficial ownership over the remaining 6,381,054 shares (1.1%), including 43,734 shares held beneficially and of record by Garner Anthony, the husband of Barbara Cox Anthony (as to which Barbara Cox Anthony disclaims beneficial ownership). Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise sole or shared beneficial ownership over 598,135,587 shares (98.9%) of the common stock of Enterprises. Barbara Cox Anthony and Anne Cox Chambers are the mother and aunt, respectively, of James C. Kennedy, the Chairman of the Board of Directors and Chief Executive Officer of Enterprises and the Chairman of the Cox Board.

(c)	Richard L. Braunstein is a member of Dow, Lohnes & Albertson, PLLC, which firm represents Enterprises in connection with the Offer and the Merger and regularly represents Cox with respect to matters other than the Offer and the Merger.

(d)	These shares consist of 24,463,986 shares of Class A Common Stock owned by Cascade Investment, L.L.C. and 9,375,900 shares of Class A Common Stock owned by the Bill & Melinda Gates Foundation. William H. Gates III, as the sole member of Cascade and as the sole trustee of the Foundation, may be deemed to be the beneficial owner of all the shares of Class A Common Stock owned by Cascade and the Foundation. The number of shares shown is based on the number reported in the Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission by Gates, Cascade and the Foundation on February 13, 2003. The business address of Cascade is 2365 Carillon Point, Kirkland, Washington 98033, the business address of the Foundation is 1551 Eastlake Avenue E., Seattle, Washington 98102, and the business address of Mr. Gates is One Microsoft Way, Redmond, Washington 98052.

(e)	Includes 6,000 shares owned by spouse and 28,500 shares owned by trusts for the benefit of children.

(f)	Owned by trust for the benefit of spouse.

(g)	Includes 1,217,782 shares subject to stock options that are exercisable within 60 days and 162,620 unvested shares of restricted stock.

(h)	Includes 2,000 shares owned by spouse and 3,651 unvested shares of restricted stock..

(i)	Includes 3,651 unvested shares of restricted stock.

(j)	Includes 3,658 unvested shares of restricted stock.

(k)	Includes 178,000 shares subject to stock options that are exercisable within 60 days and 55,360 unvested shares of restricted stock.

(l)	Includes 125,200 shares subject to stock options that are exercisable within 60 days and 32,220 unvested shares of restricted stock.

(m)	Includes 107,300 shares subject to stock options that are exercisable within 60 days and 67,990 unvested shares of restricted stock.

(n)	Includes 119,731 shares subject to stock options that are exercisable within 60 days and 21,920 unvested shares of restricted stock.

(o)	Includes 74,600 shares subject to stock options that are exercisable within 60 days and 40,814 unvested shares of restricted stock.

(p)	Includes 80,834 shares subject to stock options that are exercisable within 60 days and 19,420 unvested shares of restricted stock.

(q)	Includes 69,020 shares subject to stock options that are exercisable within 60 days, 34,225 unvested shares of restricted stock and 1,400 aggregate shares held in the names of his children.

(r)	Includes 47,800 shares subject to stock options that are exercisable within 60 days and 30,270 unvested shares of restricted stock.

(s)	Includes 53,000 shares subject to stock options that are exercisable within 60 days and 22,140 unvested shares of restricted stock.

(t)	Includes 31,844 shares subject to stock options that are exercisable within 60 days and 11,590 unvested shares of restricted stock.

(u)	Includes 18,069 shares subject to stock options that are exercisable within 60 days and 14,760 unvested shares of restricted stock.

(v)	Includes 8,620 shares subject to stock options that are exercisable within 60 days and 7,117 unvested shares of restricted stock.

Transactions and Arrangements Concerning the Shares.

      To the knowledge of Enterprises, Holdings and Cox, no transactions in the Shares, except as set forth on Schedule B and other than purchases pursuant to the Cox Communications, Inc. Second Amended and Restated Long-Term Incentive Plan or Cox’s 2002 Employee Stock Purchase Plan have been effected during the past 60 days by (i) Cox or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary, (ii) Enterprises or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary, or (iii) Holdings or its executive officers, directors, affiliates and any associates or majority owned subsidiaries and any executive officer or director of any subsidiary.

      Since January 1, 2002, no purchases of Shares were made by Cox, Enterprises or Holdings, except as set forth on Schedule B.

      Neither Cox nor, to Cox’s knowledge, any of its affiliates, directors or executive officers or any person controlling Cox is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to, or in connection with, the Offer with respect to any securities of Cox (including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

      Except as described in this Offer to Purchase, since January 1, 2002, no negotiations, transactions or material contacts concerning a merger, consolidation, or acquisition, a tender offer for or other acquisition of any securities of Cox, an election of directors of Cox or a sale or other transfer of a material amount of Cox’s assets, has been entered into or has occurred between any of Cox’s affiliates, Enterprises or Holdings or between Cox or any of its affiliates and any unaffiliated person. On June 23, 2004, all 4,836,372 issued and outstanding shares of Cox’s Series A Convertible Preferred Stock were converted into 11,212,121 shares of Cox’s Class A Common Stock in accordance with the terms of the Certificate of Designations of Powers, Preferences and Rights of the Series A Convertible Preferred Stock. Upon conversion, all of the issued and outstanding Series A preferred shares were retired and all certificates representing the Series A preferred shares were cancelled.

      Except as described in this Offer to Purchase, since January 1, 2001, Cox has not made any underwritten public offering of the Shares that was (i) registered under the Securities Act of 1933 or (ii) exempt from registration under the Securities Act of 1933 pursuant to Regulation A thereunder. To the knowledge of Enterprises and Holdings none of Cox, its executive officers, directors or affiliates has made any public recommendation with respect to the Offer other than the recommendation contained in Cox’s Schedule 14D-9 filed with the SEC in connection with the Offer.

      After reasonable inquiry and to the knowledge of Cox, Enterprises and Holdings, each executive officer and director of Cox, Enterprises and Holdings currently intends to tender all Shares held of record or beneficially owned by such person in the Offer, other than (a) restricted shares which are subject to transfer restrictions, (b) Shares such person has the right to purchase by exercising stock options, and (c) Shares owned by Holdings or DNS, subject to applicable personal considerations (including tax planning) and securities laws, including Section 16(b) of the Exchange Act. Other than the individuals described in the prior sentence, to the knowledge of Cox, Enterprises and Holdings, no affiliate of Cox (including Holdings and DNS) currently intends to tender Shares held of record or beneficially owned by such person in the Offer.

Related Party Transactions.

      Cox receives certain services from, and has entered into certain transactions with, Enterprises. Costs of the services that are allocated to Cox are based on actual direct costs incurred or on Enterprises’ estimate of expenses relative to the services provided to other subsidiaries of Enterprises. Cox believes that these allocations were made on a reasonable basis, and that receiving these services from Enterprises creates cost efficiencies; however, there has been no study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. The services and transactions described below have been reviewed by Cox’s Audit Committee, which has determined that such services and transactions are fair and in the best interest of Cox.

      Cox receives day-to-day cash management services from Enterprises, with settlements of outstanding balances between Cox and Enterprises occurring periodically at market interest rates. The amounts due to Enterprises are generally due on demand and represent the net balance of intercompany transactions. Both outstanding amounts due from and those due to Enterprises bear interest equal to Enterprises’ current commercial paper borrowing rate. As of December 31, 2002 and December 31, 2003, amounts due from (to) Enterprises to Cox were approximately $21.1 million and ($4.0 million), respectively. As of September 30, 2004, amounts due to Enterprises were approximately $12.7 million.

      Cox receives certain management services from Enterprises including legal, corporate secretarial, tax, internal audit, insurance, employee benefit (including pension plan) administration, fleet and other support services. Cox was allocated expenses related to these services of approximately $6.2 million for the year ended December 31, 2002, approximately $6.0 million for the year ended December 31, 2003 and $5.6 million for the nine months ended September 30, 2004.

      In connection with these management services, Cox reimburses Enterprises for payments made to third-party vendors for certain goods and services provided to Cox under arrangements made by Enterprises on behalf of Enterprises and its affiliates, including Cox. Cox believes such arrangements result in Cox receiving such goods and services at more attractive pricing than Cox would be able to secure separately. Such reimbursed expenditures include insurance premiums for coverage through Enterprises’ insurance program, which provides coverage for all of its affiliates, including Cox. Rather than self-insuring these risks, Enterprises purchases insurance for a fixed-premium cost from several insurance companies, including an insurance company owned indirectly by descendants of Governor James M. Cox, the founder of Enterprises, including James C. Kennedy, Chairman of the Cox Board, and his sister, who each own 25%. This insurance company is an insurer and reinsurer on various insurance policies purchased by Enterprises, and it employs an independent consulting actuary to calculate the annual premiums for general/auto liability and workers compensation insurance based on Cox’s loss experience, consistent with insurance industry practice. Cox’s portion of these insurance costs was approximately $27.2 million for the year ended December 31, 2002, $33.0 million for the year ended December 31, 2003, and approximately $24.0 million for the nine months ended September 30, 2004.

      Cox’s employees participate in certain Enterprises employee benefit plans, and Cox made payments to Enterprises in 2002 and 2003 for the costs incurred by reason of such participation, including self-insured employee medical insurance costs of approximately $77.5 million and $86.7 million, respectively, and executive pension plan payments of approximately $2.8 million and $6.4 million, respectively. For the nine months ended September 30, 2004, Cox made self-insured employee medical payments of $72.1 million and executive pension plan payments of $4.9 million.

      Cox and Enterprises share resources relating to aircraft owned by each company. Depending on need, each occasionally uses aircraft owned by the other, paying a cost-based hourly rate. Enterprises also operates and maintains two airplanes owned by Cox. Cox pays Enterprises on a quarterly basis for fixed and variable operations and maintenance costs relating to these two airplanes. Cox paid approximately $0.7 million during the year ended December 31, 2002, $1.2 million during the year ended December 31, 2003 and approximately $0.9 million during the nine months ended September 30, 2004 for use of Enterprises’ aircraft and maintenance of Cox’s aircraft by Enterprises, net of aircraft costs paid by Enterprises to Cox for use of Cox’s aircraft.

      Cox has historically paid rent and certain other occupancy costs to Enterprises for use of space in its corporate headquarters building. Enterprises holds the long-term lease of the Cox headquarters building. During 2002, Enterprises and its other affiliates moved to a new facility, and Cox became the sole occupant. At such time, Cox purchased from Enterprises business equipment located in that building at its depreciated net book value of approximately $7.2 million, which the parties believed to approximate fair value. Related rent and occupancy expense allocated based on occupied space and for the year ended December 31, 2002 was approximately $7.4 million. Related rent and occupancy expense was approximately $11.2 million for the year ended December 31, 2003 and approximately $7.4 million for the nine months ended September 30, 2004.

      From 1997 through 2002, Cox entered into a series of local joint ventures with Cox Interactive Media, Inc., (“Cox Interactive Media”) an indirect wholly owned subsidiary of Enterprises, to develop, operate and promote advertising supported local Internet content (“City Sites”) in the markets where Cox operates cable television systems featuring high-speed Internet access. Cox contributed approximately $41.1 million in the aggregate to the joint ventures for the period from inception through May 31, 2002 to fund its share of operating costs. During 2002, Cox and Cox Interactive Media agreed to terminate the relationship and entered into a transition services agreement under which Cox paid Cox Interactive Media approximately $7.0 million to continue to operate Cox’s City Sites during a transition period. The joint venture entities were dissolved as of December 31, 2002, and pursuant to a separate agreement dated December 31, 2002, Cox purchased certain assets used in the operation of the City Sites for insignificant cash consideration. Cox Interactive Media agreed to reimburse Cox approximately $0.2 million for certain expenses incurred in connection with obtaining certain software licenses related to the City Sites.

      In connection with Enterprises’ sale of shares of Cox Class A common stock to two private investors in 2001, Cox entered into agreements providing the two private investors with certain demand and piggyback registration rights. Enterprises has agreed to pay all fees and expenses associated with Cox’s performance under these registration rights agreements.

Interests of Certain Persons in the Offer.

      Interlocking Directors And Officers. In considering the recommendation of the Special Committee with respect to the Offer and the Merger, stockholders should be aware that certain officers and directors of Enterprises and Cox have interests in the Offer and the Merger which may present them with certain actual or potential conflicts of interest. Currently, of the seven directors of Cox, three are also directors and executive officers of Enterprises. Cox’s corporate secretary also serves as the corporate secretary of Enterprises and Holdings. In addition, Enterprises currently has no plans to alter or change the composition or size of the Cox Board following the Offer and the Merger.

      Certain Interests Of Enterprises And Holdings. Stockholders also should be aware that Enterprises and Holdings have certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Enterprises’ current beneficial ownership of approximately 62% of the outstanding shares of Cox’s Class A common stock, including shares of Class A common stock into which Enterprises’ Class C common stock could be converted, representing 73% of the voting power, Enterprises controls Cox. The Special Committee and the Cox Board were aware of these actual and potential conflicts of interest. See “Special Factors — Recommendation Of The Special Committee And The Cox Board; Fairness Of The Offer And The Merger.”

      Stock Options and Restricted Stock. Certain officers and directors of Cox and Enterprises, like many other Cox employees, hold vested stock options, which may be exercised in accordance with their terms and the shares acquired thereby may be tendered in the Offer. Following the Offer, as part of the Merger, such employees, officers and directors will be offered the opportunity to cancel their vested options and, in exchange, receive a cash payment with respect to each share subject to such options equal in amount to the excess of the consideration offered to Cox stockholders in the Merger ($34.75 net per Share) over the exercise price under their options.

      Certain executive officers and directors of Cox and Enterprises may also hold shares of restricted stock of Cox. With respect to any restricted stock award that has become vested, those vested Shares are the same as any other Shares, and such persons are free to tender those Shares in accordance with the terms of the Offer. Unvested shares of restricted stock may not be tendered in the Offer. At the time of the Merger, shares of restricted stock that are not vested will be exchanged for the same consideration offered to Cox stockholders in the Merger so that such persons will receive a cash payment equal to $34.75 net per Share multiplied by the number of shares of restricted stock held by such person.

      Indemnification and Insurance. Enterprises and Cox have agreed that all rights to indemnification, advancement of expenses and exculpation existing at the time of the Merger Agreement in favor of the present or former directors or officers of Cox or its subsidiaries, as provided in Cox’s certificate of incorporation and bylaws or similar documents of any of Cox’s subsidiaries, in effect as of the date of the Merger Agreement, with respect to matters occurring prior to the consummation of the Merger, shall survive the Merger and continue in full force and effect after consummation of the Merger. See “Special Factors — The Merger Agreement.”

THE TENDER OFFER

1.	Terms of the Offer; Expiration Date.

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment) if sufficient Shares are tendered in the Offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS, would represent at least 90% of the outstanding Shares upon the expiration of the Offer, Holdings would purchase all Shares tendered in the Offer. However, if sufficient Shares are not tendered in the Offer such that the tendered Shares, together with the Shares already owned by Holdings and DNS would represent at least 90% of the outstanding Shares upon the expiration of the Offer, Holdings would purchase the first 43,165,467 Shares validly tendered and not withdrawn pursuant to this Offer. Cox would then purchase any remaining Shares validly tendered and not withdrawn pursuant to the Offer. See “The Tender Offer — Section 4. Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on December 2, 2004, unless the Purchasers shall have extended the period during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchasers, shall expire.

      Subject to the terms of the Merger Agreement, the Purchasers may waive any or all of the conditions to their obligation to purchase Shares pursuant to the Offer, except the Majority of the Minority Condition and the Cox Financing Condition. If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived (except the Majority of the Minority

Condition and the Cox Financing Condition which may not be waived) the Purchasers may elect to (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) waive all the unsatisfied conditions (except the Majority of the Minority Condition and the Cox Financing Condition which may not be waived) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn, or (iii) extend the Offer and, subject to the right of stockholders to withdraw Shares until the new Expiration Date, retain the Shares that have been tendered until the expiration of the Offer as extended. See “The Tender Offer — Section 12. Certain Conditions To The Offer.”

      The Merger Agreement provides that, without the consent of Cox (expressed in a resolution adopted by both the Special Committee and the Cox Board), Holdings will not (i) decrease the Offer Price or change the form of consideration to be paid in the Offer, (ii) impose any conditions to the Offer other than the conditions set forth in Section 12 — “Conditions of the Offer,” (iii) otherwise amend the Offer in a manner that would materially and adversely affect the holders of Shares, (iv) amend or waive the Majority of Minority Condition or the Cox Financing Condition, or (v) decrease the number of Shares to be purchased by Holdings pursuant to the Offer. Holdings acknowledges that (i) Rule 14e-1 under the Exchange Act requires Holdings to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) Holdings may not delay acceptance for payment of, or payment for, any Shares upon the occurrence of any of the events specified in “The Tender Offer — Section 12. Certain Conditions To The Offer” without extending the period of time during which the Offer is open.

      Holdings has the right to extend the Offer on behalf of Holdings and Cox beyond the Expiration Date for any of the following events: (i) from time to time if, at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or any period required by applicable law; or (iii) if Shares have been accepted for payment but the number of Shares collectively owned by Holdings and DNS is less than 90% of the then outstanding Shares, for an aggregate period of not more than 15 business days (for all such extensions) beyond the date on which Shares are first accepted for payment as a Subsequent Offering Period in accordance with Rule 14d-11 of the Exchange Act. If provided, a Subsequent Offering Period would be an additional period of time, following the Expiration Date and the acceptance for payment of any Shares that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of Shares that were not previously tendered in the Offer may tender such Shares to the Purchasers in exchange for the Offer Price on the same terms that applied to the Offer. Holdings or Cox will accept for payment, and pay for, any Shares that are validly tendered during a Subsequent Offering Period, if provided, as promptly as practicable after any such Shares are validly tendered during such Subsequent Offering Period. Holders of Shares that are validly tendered during a Subsequent Offering Period, if provided, will not have the right to withdraw such tendered Shares.

      In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled expiration date of the Offer, at the request of the Special Committee, Holdings will extend the expiration date of the Offer in such increments as Holdings may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the determination that such conditions are not reasonably capable of being satisfied.

      The Purchasers will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer if all the conditions to the Offer are satisfied or waived on the Expiration Date. Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law and without limiting the manner in which the Purchasers may choose to make any public announcement, the Purchasers shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

      If the Purchasers are delayed in their payment for the Shares or are unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchasers’ rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchasers, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in “The Tender Offer — Section 4. Withdrawal Rights.” However, the ability of the Purchasers to delay the payment for Shares which the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

      If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer, or if the Purchasers waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 13e-4(e), and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that, as a general rule, an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the Offer Price and the number of shares being sought, a minimum of ten business days may be required to allow for adequate dissemination to stockholders. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The requirement to extend the Offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment.

      Cox has provided the Purchasers with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Cox’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchasers will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn, as soon as practicable after the Expiration Date. Subject to applicable rules of the SEC, the Purchasers expressly reserve the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any other applicable law. If the Purchasers desire to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-1 of the Exchange Act, the Purchasers will otherwise extend the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC (a “Book-Entry Confirmation”) pursuant to the procedures set forth in “The Tender Offer — Section 3. Procedures For Tendering Shares,” (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

      For purposes of the Offer, the Purchasers will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchasers give oral or written notice to the Depositary, as agent for the tendering stockholders, of the Purchasers’ acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchasers and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

      If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in “The Tender Offer — Section 3. Procedures For Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

      The Purchasers reserve the right to transfer or assign, in whole or from time to time in part, to one or more of their affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transaction or assignment will not relieve the Purchasers of their obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Tendering Shares.

      Except as set forth below, in order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the Expiration Date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. The term “Agent’s Message” means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchasers may enforce such agreement against such participant.

      Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s system may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

      Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any Certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by the Purchasers, proper evidence satisfactory to the Purchasers of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

      Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchasers, is received prior to the Expiration Date by the Depositary as provided below; and

(iii) the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the NYSE is open for business.

      The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchasers.

      In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, or an Agent’s Message in the case of a book-entry transfer.

      The method of delivery of Certificates and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchasers in their sole discretion, which determination shall be final and binding on all parties. The Purchasers reserve the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Holdings reserves the absolute right to waive any condition of the Offer (other than the Majority of the Minority Condition and the Cox Financing Condition) on behalf of Holdings and on behalf of Cox, and the Purchasers reserve the absolute right to waive any defect or irregularity in the tender of any particular Shares or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, and the Purchasers’ interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchasers. None of the Purchasers, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification.

      Other Requirements. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchasers as such stockholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchasers (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchasers will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of Cox’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchasers reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchasers’ payment for such Shares, the Purchasers must be able to exercise full voting rights with respect to such Shares.

      The acceptance for payment by the Purchasers of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchasers upon the terms and subject to the conditions of the Offer.

4.	Withdrawal Rights.

      Tenders of the Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the initial Expiration Date and, unless theretofore accepted for payment by the Purchasers pursuant to the Offer, may also be withdrawn at any time after January 2, 2005. If the Purchasers extend the Offer, are delayed in their acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchasers’ rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

      For a withdrawal to be effective, a written, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the

Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in “The Tender Offer — Section 3. Procedures For Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

      Withdrawals of tenders of Shares may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following the procedures described in “The Tender Offer — Section 3. Procedures For Tendering Shares,” at any time prior to the Expiration Date or during a subsequent offering period if the Offer is amended to provide for one.

      No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchasers, in their sole discretion, whose determination will be final and binding. None of the Purchasers, the Dealer Managers, the Depositary, the Information Agent or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Considerations.

      The following summarizes certain of the material United States federal income tax consequences of the Offer and the Merger to holders of the Shares that are U.S. Holders (as defined below). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. No rulings have been sought or are expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. Unless otherwise specifically noted, this summary applies only to those persons that hold their Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code and does not apply to persons who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation.

      This summary is for general information only and does not address all of the tax consequences of the Offer or the Merger that may be relevant to a U.S. Holder (as defined below) of the Shares. It also does not address any of the tax consequences of the Offer or the Merger to holders of the Shares that are Non-U.S. Holders (as defined below), or to holders that may be subject to special tax treatment, such as financial institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, S corporations, brokers and dealers in securities or currencies and certain U.S. expatriates. Further, this summary does not address: the United States federal income tax consequences of the Offer or the Merger to stockholders, partners or beneficiaries of an entity that is a holder of the Shares; the United States federal estate, gift or alternative minimum tax consequences of the Offer or the Merger; persons who hold the Shares in a straddle or as part of a hedging, conversion, constructive sale or other integrated transaction or whose functional currency is not the U.S. dollar; any state, local or foreign tax consequences of the Offer or the Merger; or holders whose status changes from a U.S. Holder to a Non-U.S. Holder or vice versa; or any persons that own actually or constructively (giving effect to the ownership attribution rules of the Internal Revenue Code) shares of common stock of Enterprises.

      Each holder of the Shares should consult its own tax advisor regarding the tax consequences of the Offer and the Merger, including such holder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under the laws of any state, local, foreign or other non-United States taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

      A “U.S. Holder” means a beneficial owner of the Shares that, for United States federal income tax purposes, is: (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States; (ii) a corporation or partnership, including any entity treated as a corporation or partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise); (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. trusts prior to such date, may elect to be treated as U.S. Holders. If a partnership holds the Shares, the tax treatment of each of its partners generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding the Shares should consult their own tax advisors regarding the United States federal tax consequences of the Offer and the Merger.

      A “Non-U.S. Holder” means a beneficial owner of the Shares that is not a U.S. Holder. We urge holders of the Shares that are Non-U.S. Holders to consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger, including potential application of United States withholding taxes and possible eligibility for benefits under applicable income tax treaties.

      Sale or Exchange of the Shares. The sale or exchange of the Shares for cash under the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who sells the Shares pursuant to the Offer or receives cash in exchange for the Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares sold or exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered under the Offer or exchanged for cash under the Merger.

      U.S. Holders of the Shares that are corporations generally will be taxed on net capital gains at a maximum rate of 35%. In contrast, U.S. Holders that are individuals generally will be taxed on net capital gains at a maximum rate of 15% with respect to those Shares held for more than 12 months at the effective time of the Offer or the Merger, and 35% with respect to those Shares held for 12 months or less. In addition, special rules, and generally lower maximum rates, apply to individuals in lower tax brackets. Any capital losses realized by a U.S. Holder that is a corporation generally may be used only to offset capital gains. Any capital losses realized by a U.S. Holder that is an individual generally may be used only to offset capital gains plus $3,000 of ordinary income per year.

      Backup Withholding Tax and Information Reporting. Payment of proceeds with respect to the sale or exchange of the Shares pursuant to the Offer or the Merger may be subject to information reporting and United States federal backup withholding tax at the applicable rate if the U.S. Holder or Non-U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. These requirements are set forth in the Letter of Transmittal and should be carefully reviewed by each holder of the Shares. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a refund or a credit against such U.S. Holder’s or Non-U.S. Holder’s United States federal income tax liability; provided, however, that the required information is timely furnished to the IRS.

      Stock Options. U.S. Holders of stock options that are vested at the time of the Merger will be entitled to the receipt of a cash payment with respect to each Share subject to such an option in an amount equal to the difference between the consideration offered to Cox shareholders in the Merger ($34.75 net per Share) and the applicable exercise price under the stock option with respect to the Shares. This cash payment will be taxable to the U.S. Holders of the stock options as ordinary income.

      Restricted Stock. U.S. Holders of restricted stock at the time of the Merger will receive a cash payment at the time of the Merger in an amount equal to the consideration offered to Cox shareholders in the Merger ($34.75 net per Share) multiplied by the number of Shares of restricted stock so held. This cash payment will be taxable to the U.S. Holders of the restricted stock as ordinary income unless the recognition of ordinary income was accelerated to the time the restricted stock was first transferred to such U.S. Holders through an election filed with the Internal Revenue Service (i.e., an 83(b) election). In the event the recognition of ordinary income was accelerated through the use of an 83(b) election, then any increase or decrease in value of the Shares of restricted stock over any U.S. Holder’s tax basis in such Shares will be treated as a capital gain or loss at the time the Shares of restricted stock are exchanged for the cash payment.

      Withholding. In general, any income recognized as ordinary income by an employee of Cox in connection with the cancellation of stock options and/or the exchange of restricted stock will be subject to withholding for applicable income and employment taxes. Cox will withhold from any cash payment an amount necessary to satisfy any such taxes required to be withheld or deducted. No such withholding is required with respect to the exchange of restricted stock held by persons who are not Cox employees.

6.	Price Range of Shares; Dividends.

      The Shares are listed and principally traded on the NYSE under the symbol “COX.” The following table sets forth, for the quarters indicated, the high and low sales prices per Share on the NYSE as reported by published financial sources. Cox has never paid a dividend on its Class A common stock.

Calendar Year	High	Low

2002:
First Quarter	$42.09	$31.70
Second Quarter	$37.59	$24.50
Third Quarter	$29.19	$18.95
Fourth Quarter	$32.00	$21.70
2003:
First Quarter	$32.48	$25.85
Second Quarter	$34.48	$28.53
Third Quarter	$34.90	$30.40
Fourth Quarter	$34.99	$31.47
2004:
First Quarter	$36.95	$29.86
Second Quarter	$33.36	$27.72
Third Quarter	$34.00	$27.17
Fourth Quarter through November 2, 2004	$34.50	$33.10

      On July 30, 2004, the last full trading day prior to the initial public announcement with respect to the proposed Offer, the last sale price per Share as reported on the NYSE was $27.58. On November 2, 2004, the last full trading day prior to the commencement of the Offer, the last sale price per Share as reported on the NYSE was $34.47.

      Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Cox.

      General. Cox is a multi-service broadband communications company with approximately 6.6 million total customers, including approximately 6.3 million basic cable subscribers. The nation’s third-largest cable television provider measured by basic subscribers, Cox offers both analog cable television under the Cox Cable brand as well as advanced digital video service under the Cox Digital Cable brand. Cox provides an array of other communications and entertainment services, including local and long distance telephone under the Cox Digital Telephone brand; high-speed Internet access under the Cox High Speed

Internet brand; and commercial voice and data services via Cox Business Services. Local cable advertising, promotional opportunities and production services are sold under the Cox Media brand. Cox is an investor in programming networks including Discovery Channel. Cox operates in one operating segment, broadband communications. Cox is an indirect, majority-owned subsidiary of Enterprises.

      Financial Information. Set forth below is certain selected financial information relating to Cox which has been excerpted or derived from the audited financial statements contained in Cox’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the “Form 10-K”) and the unaudited financial tables included with Cox’s earnings press release for the quarterly period ended September 30, 2004, as furnished under cover of a Form 8-K, dated October 27, 2004. This data should be read in conjunction with the audited consolidated financial statements and other financial information contained in the Form 10-K and the unaudited consolidated interim financial information contained in Cox’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2004 and June 30, 2004, including the notes thereto. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Cox with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC and the NYSE in the manner set forth below. These documents are incorporated by reference into this Offer to Purchase. See “— Available Information” below.

Cox Communications, Inc.

Selected Financial Data

      The following table sets forth summary historical consolidated financial data for Cox as of and for the nine months ended September 30, 2004 and 2003 and as of and for each of the fiscal years ended December 31, 2003 and 2002.

			Nine Months Ended
	Year Ended December 31		September 30

	2003	2002	2004	2003

		(Millions of Dollars, excluding per share and
		customer data)
Statement of Operations Data
Revenues	$5,758.9	$5,038.6	$4,753.7	$4,250.4
Operating income	586.9	417.4	572.9	424.9
Interest expense	(467.8)	(549.9)	(289.2)	(370.7)
(Loss) gain on derivative instruments, net	(22.6)	1,125.6	(0.1)	(22.5)
Gain (loss) on investments, net	165.2	(1,317.2)	28.9	166.1
Equity in net losses of affiliated companies	(13.1)	(32.2)	(1.3)	(9.7)
Loss on extinguishment of debt	(450.1)	(0.8)	(7.0)	(450.1)
(Loss) income before cumulative effect of change in accounting principle	(137.8)	(274.0)	162.3	(126.5)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—
Net (loss) income	(137.8)	(274.0)	162.3	(126.5)
Basic net (loss) income per share	$(0.22)	$(0.45)	$0.26	$(0.20)

			Nine Months Ended
	Year Ended December 31		September 30

	2003	2002	2004	2003

		(Millions of Dollars, excluding per share and
		customer data)

Diluted net (loss) income per share	$(0.22)	$(0.45)	$0.25	$(0.20)

Book value per share	$15.28	$15.92	$15.73	$15.30
Balance Sheet Data
Total assets	$24,417.6	$25,015.3	$24,721.0	$24,234.7
Debt (including amounts due to Enterprises)	7,015.8	7,316.0	6,684.4	6,967.4
Cox-obligated capital and preferred securities of subsidiary trusts	—	—	—	—
Cash Flow Data
Cash flows provided by operating activities	$1,868.0	$1,772.8	$1,423.7	$1,369.1
Cash flows used in investing activities	(1,319.1)	(608.2)	(1,012.0)	(795.4)
Cash flows used in financing activities	(693.7)	(1,022.8)	(358.2)	(732.3)
Customer Data(a)
Basic video customers(b)	6,285,236	6,223,949	6,280,990	6,254,781
Advanced-services(c)	5,116,882	3,911,068	5,998,192	4,812,784

Revenue generating units(d)	11,402,118	10,135,017	12,279,182	11,067,565
Video homes passed(e)	10,320,817	10,105,077	10,518,608	10,258,407
Basic Video penetration(f)	60.9%	61.6%	59.7%	61.0%

(a)	Cox sold certain cable systems in the second quarter of 2004. Customer data as of December 31, 2003 and 2002 and September 30, 2003 has been adjusted to exclude these sold cable systems for purposes of comparability.

(b)	A home with one or more television sets connected to a cable system is counted as one basic video customer.

(c)	Advanced services include Cox Digital Cable, high-speed Internet access and Cox Digital Telephone.

(d)	Each basic video customer and each advanced service is a revenue generating unit. In certain locations, a household may purchase more than one advanced service, each of which is counted as a separate revenue generating unit.

(e)	A home is deemed to be “passed” if it can be connected to the distribution system without any further extension of the distribution plant.

(f)	Basic video customers as a percentage of video homes passed.

Ratio of Earnings to Fixed Charges.

      The following table sets forth Cox’s ratio of earnings to fixed charges for the periods indicated:

Year Ended December 31			Nine Months Ended September 30

2003	2002		2004	2003

0.6	(a	)	2.0	0.4

(a)	For the year ended December 31, 2002, Cox’s fixed charges exceeded its earnings by approximately $329.9 million due primarily to net losses on investments of $1.3 billion offset by net gains on derivative instruments of $1.1 billion. The loss on investments included an $807.9 million decline in the fair value of certain investments, primarily Sprint PCS stock, considered to be other than temporary.

Earnings for the years ended December 31, 2003 and 2002 include net gains (losses) of $143.1 million and ($195.5 million), respectively, and for the nine months ended September 30, 2004 and 2003 include net gains of $23.8 million and $144.0 million, respectively, from sales and exchanges of cable systems, investments and derivative instruments.

For purposes of this computation, earnings are defined as income before income taxes and, excluding losses and undistributed earnings on equity method investments, minority interests and fixed charges excluding capitalized interest. Fixed charges are the sum of:

•	interest cost including capitalized interest and amortization of debt premiums, discounts and capitalization expenses related to indebtedness;

•	estimated interest component of rent expense; and

•	distributions on capital and preferred securities of subsidiary trusts.

Summary of Cox’s Revised Long Range Plan

      As part of Cox’s ongoing financial planning process, Cox periodically prepares financial projections. The financial projections of Cox’s results of operations were most recently updated in September 2004, referred to as the revised long range plan, subsequent to Enterprises’ August 2, 2004 tender offer and merger proposal. Copies of the revised long range plan were provided to Enterprises and the Special Committee in connection with their negotiations. Set forth below are the material forecasted items under the revised long range plan.

      The revised long range plan was prepared for internal purposes and not with a view to dissemination to the public. The long range plan does not reflect Cox’s actual performance since the revised long range plan was prepared, nor does it reflect changes in Cox’s business or changes in the economy in general resulting from events which have occurred since the revised long range plan was prepared. The revised long range plan was not prepared with a view to complying with the published guidelines of the SEC regarding projections or with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements. Information concerning Cox’s projections is included in this Offer to Purchase because it was furnished to Enterprises. Cox’s independent accountants have neither audited nor compiled the revised long range plan and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of such independent accountants on the financial statements of Cox incorporated herein by reference relate to the historical financial information of Cox and do not extend to the revised long range plan and should not be read to do so.

      The projections in the revised long range plan are based upon a variety of assumptions relating to Cox’s businesses that, although considered reasonable by Cox, may not be realized, and are subject to significant uncertainties and contingencies, many of which are beyond Cox’s control. Accordingly, there can be no assurances the estimates and assumptions made in preparing the revised long range plan will prove accurate or that the projected results will be realized or that actual results will not be significantly higher or lower than those projected. Cox has made no representations as to the accuracy of projections in the revised long range plan and none of Cox, Enterprises, Holdings or any of their representatives or advisors assumes responsibility for the accuracy or validity of the projections in the revised long range plan. Cox does not undertake and does not intend to make publicly available any update or revisions to the revised long range plan to reflect circumstances existing after the date of its preparation. The information in the “Introduction” to this Offer to Purchase regarding forward-looking statements is incorporated herein by reference.

September 2004 Cox Revised Long Range Plan Forecasts

	2004	2005	2006	2007	2008	2009

	(In millions)
Revenue	$6,441	$7,196	$7,972	$8,736	$9,481	$10,200
Total Costs & Expenses(1)	3,985	4,372	4,745	5,127	5,492	5,861
Operating Cash Flow(2)	2,456	2,824	3,227	3,609	3,989	4,339
Capital Expenditures	1,400	1,349	1,246	1,127	1,033	961
Basic Subscribers	6.32	6.38	6.44	6.49	6.55	6.61
Digital Subscribers	2.44	2.73	2.90	3.05	3.20	3.30
High Speed Internet Subscribers	2.56	3.10	3.60	4.09	4.57	5.01
Telephone Subscribers	1.31	1.70	2.11	2.51	2.87	3.21

(1)	For purposes of the revised long range plan, Cox breaks down Total Costs & Expenses, as presented in its financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), into direct costs and operating expenses.

(2)	Operating cash flow is not a measure of performance calculated in accordance with GAAP. Operating cash flow is defined as operating income before depreciation and amortization and gain (loss) on the sale of cable systems.

      Cox’s management believes that presentation of operating cash flow provides useful information to investors regarding Cox’s financial condition and results of operations. Cox believes that operating cash flow is useful to investors in evaluating its performance because it is a commonly used financial analysis tool for measuring and comparing media companies in several areas of liquidity, operating performance and leverage. Operating cash flow is used to gauge Cox’s ability to service long-term debt and other fixed obligations and to fund continued growth with internally generated funds. In addition, Cox’s management uses operating cash flow to monitor compliance with certain financial covenants in Cox’s credit agreements, and it is used as a factor in determining executive compensation. Operating cash flow should not be considered as an alternative to net income as an indicator of Cox’s aggregate performance or as an alternative to net cash provided by operating activities as measures of liquidity and may not be comparable to similarly titled measures used by other companies. Cox is unable to reconcile operating cash flow to operating income, the closest measure calculated in accordance with GAAP, on a forward-looking basis primarily because it is impractical to project the timing of certain transactions, such as the initiation of depreciation relative to network construction projects.

Available Information

      The Shares are registered under the Exchange Act. Cox is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices in New York City and Chicago. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Cox’s filings are also available to the public on Cox’s Internet website (http://www.cox.com) and the SEC’s Internet website (http://www.sec.gov.). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the SEC’s customary fees. Certain reports and other information concerning Cox may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Information Incorporated By Reference

      We incorporate by reference in this Offer to Purchase the following documents filed by Cox with the SEC:

•	Cox’s annual report on Form 10-K for the year ended December 31, 2003, filed February 27, 2003;

•	Cox’s quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed May 5, 2004;

•	Cox’s quarterly report on Form 10-Q for the quarter ended June 30, 2004, filed August 2, 2004;

•	Cox’s current report on Form 8-K, dated June 4, 2004 and filed June 9, 2004;

•	Cox’s current report on Form 8-K, dated July 16, 2004 and filed July 21, 2004;

•	Cox’s current report on Form 8-K, dated August 12, 2004 and filed August 20, 2004;

•	Cox’s current report on Form 8-K, dated October 19, 2004 and filed October 25, 2004; and

•	Cox’s definitive proxy statement for the 2004 annual meeting of stockholders, filed April 5, 2004.

      A description of Cox’s Class A common stock appears in the section captioned “Description of Common Stock” contained in Cox’s registration statement on Form 8-A/ A filed pursuant to Section 12(b) of the Exchange Act on February 15, 2002. That description is also incorporated herein by reference.

      All documents that Cox will file with the SEC, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Offer to Purchase and prior to the termination of any solicitation for the purchase of securities pursuant to this Offer to Purchase shall be deemed to be incorporated by reference in, and to be a part of, this Offer to Purchase from the date such documents are filed, other than any information furnished pursuant to Item 2.02 or Item 7.01 (or their predecessor items) of Form 8-K or as otherwise permitted by SEC rules and regulations. Cox’s SEC file number for documents filed under the Exchange Act is 1-6590. Cox will provide, without charge, to any person who receives a copy of this Offer to Purchase and any supplement to this Offer to Purchase, upon such recipient’s written or oral request, a copy of any documents that this Offer to Purchase incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:

Investor Relations

Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319
Telephone: (404) 843-5000

      Any statement contained in this Offer to Purchase or in a document incorporated in, or deemed to be incorporated by reference to, this Offer to Purchase shall be deemed to be modified or superseded, for purposes of this Offer to Purchase, to the extent that a statement contained in:

•	the Offer to Purchase;

•	any supplement to this Offer to Purchase; or

•	any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference to, this Offer to Purchase;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

8.	Certain Information Concerning Cox, Enterprises and Holdings.

      Cox. Cox is a multi-service broadband communications company with approximately 6.6 million total customers, including approximately 6.3 million basic cable subscribers. The nation’s third-largest cable television provider measured by basic subscribers, Cox offers both analog cable television under the Cox Cable brand as well as advanced digital video service under the Cox Digital Cable brand. Cox provides an array of other communications and entertainment services, including local and long distance telephone under the Cox Digital Telephone brand; high-speed Internet access under the Cox High Speed Internet brand; and commercial voice and data services via Cox Business Services. Local cable advertising, promotional opportunities and production services are sold under the Cox Media brand. Cox is an investor in programming networks including Discovery Channel. Cox operates in one operating segment, broadband communications. Cox is an indirect, majority-owned subsidiary of Enterprises. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Cox and certain other information is set forth in Schedule A hereto.

      Enterprises. Enterprises is one of the nation’s leading media companies and providers of automotive services, with 2003 revenues of $10.7 billion and 77,000 employees. Major operating subsidiaries include Cox Communications, Inc. (NYSE: COX), (cable television distribution, telephone, high-speed Internet access and other advanced broadband services); Cox Newspapers, Inc. (newspapers, local and national direct mail advertising and customized newsletters); Cox Television (television and television sales representative firms); Cox Radio, Inc. (NYSE: CXR) (broadcast radio stations and interactive Web sites); and Manheim Auctions, Inc. (vehicle auctions, repair and certification services and web-based technology products). CEI also owns an equity stake in AutoTrader.com, the world’s largest and most visited online source of vehicle listings for dealers and consumers. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Enterprises and certain other information is set forth in Schedule A hereto. As of the date hereof, Enterprises indirectly owns 365,691,176 shares of Cox’s Class A common stock and 27,597,792 shares of Cox’s Class C common stock which together represent approximately 62% of the outstanding common stock of Cox and approximately 73% of the voting power thereof.

      Holdings. Holdings is a holding company with no business operations. The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Holdings and certain other information is set forth in Schedule A hereto. As of the date hereof, Holdings owns 340,710,646 shares of Cox’s Class A common stock and 25,969,470 shares of Cox’s Class C common stock which together represent approximately 60% of the outstanding common stock of Cox and approximately 68% of the voting power thereof. In addition, as of the date hereof, DNS owns 24,980,530 shares of Cox’s Class A common stock and 1,901,322 shares of Cox’s Class C common stock which together represent approximately 4% of the outstanding common stock of Cox and approximately 5% of the voting power thereof.

9.	Source and Amount of Funds.

      Holdings and Cox will need approximately $8.5 billion to purchase all Shares not owned by Holdings or DNS pursuant to the Offer and the Merger and to pay related fees and expenses. The purchase of Shares pursuant to the Offer is conditioned upon Cox obtaining the funding under its new credit facilities arranged in connection with the Offer and the Merger. The execution and delivery of that agreement will require the approval of the Cox Board and, to the extent provided in the Merger Agreement, the Special Committee.

      The purchases by Holdings and Cox will be financed from the proceeds of loans under bank credit facilities of Enterprises and Cox having an aggregate commitment amount of $10 billion. Enterprises has received a commitment for a new $2.25 billion five-year unsecured bank credit facility consisting of a term loan and a revolving credit facility. Cox has received a commitment for new $7.75 billion unsecured bank credit facilities consisting of a five-year term loan, a revolving credit facility and an 18-month unsecured bridge loan facility. Each of Enterprises and Cox has the option of decreasing the size of the new facilities and amending and maintaining certain of their existing facilities. If Holdings would purchase all Shares tendered in the Offer, Cox is permitted, and intends to, use the proceeds of borrowings under its new credit facilities to lend funds to Holdings for use by Holdings to purchase such Shares.

      The Purchasers estimate that, based on the number of outstanding Shares as of October 31, 2004, approximately 179,715,911 Shares not beneficially owned by Enterprises, Holdings, DNS or their respective affiliates or the directors and executive officers of Cox would have to be tendered in order to satisfy the Majority of the Minority Condition. The Purchasers estimate that they would need to borrow approximately $4.3 billion under the new credit facilities and, if amended, the existing credit facilities, approximately $2.8 billion of which would be borrowed by Cox, in order to purchase this number of Shares and pay related fees and expenses. The Purchasers estimate that, based on the number of outstanding Shares as of October 31, 2004 and assuming that all of the shares of Class C common stock owned by Holdings and DNS would be converted into shares of Class A common stock, approximately 177,236,463 Shares would have to be tendered so that Holdings and DNS would own in the aggregate the number of Shares necessary to effect a short-form merger (that is, 90% of the outstanding Shares). The Purchasers estimate that they would need to borrow approximately $6.3 billion under the new credit facilities and, if amended, the existing credit facilities, approximately $4.8 billion of which would be borrowed by Cox, in order to purchase this number of Shares and pay related fees and expenses. If less than the number of Shares necessary to effect a short-form merger are tendered, Holdings may extend the Offer for a Subsequent Offering Period not to exceed 15 business days and/or Cox may be required to call a special meeting of stockholders to vote upon the Merger pursuant to Section 251 of the DGCL, in either which case the Merger would not be completed immediately after the completion of the Offer. Stockholders who do not tender in the Offer would remain stockholders of Cox during the period following the purchase of Shares pursuant to the Offer and pending completion of the Merger, and during this period Cox would have incurred additional indebtedness of between approximately $2.8 billion to $4.8 billion as a result of borrowings to purchase Shares tendered pursuant to the Offer. Based on the Purchasers’ estimate that Cox will have approximately $6.3 billion of indebtedness as of December 31, 2004 before taking into account these additional borrowings, the Purchasers estimate that Cox would have total indebtedness of between approximately $9.1 and $11.1 billion during this period.

      Currently both S&P and Fitch have a negative outlook on Enterprises’ and Cox’s credit ratings in light of the Offer and Merger. On October 19, 2004, S&P confirmed that, based on the anticipated increase in indebtedness required to complete the Offer and Merger, the credit rating of both Enterprises and Cox would lowered to BBB- from BBB, and that S&P would consider whether Enterprises’ rating should be BB+ following completion of the Offer and Merger. Fitch also has indicated that it expects to downgrade the credit rating of both Enterprises and Cox to BBB- from BBB upon consummation of the Offer and Merger. Enterprises and Cox believe that if S&P and/ or Fitch were to downgrade Enterprises and Cox following the Offer or the Merger, these actions would not be expected to have a material adverse impact on their ability to close or borrow under the existing or new credit agreements described below.

      On October 27, 2004, Moody’s Investors Service downgraded Enterprises’ and Cox’s credit rating to Baa3, from Baa1 and Baa2, respectively, all with a stable outlook. Moody’s also rated Enterprises’ and Cox’s anticipated new credit facilities to be arranged in connection with the Offer Baa3. Enterprises and Cox believe that the Moody’s downgrade will not have a material adverse impact on their ability to negotiate and close the new credit facilities described below, and such action does not affect their respective ability to borrow under the existing credit agreements described below.

      It is anticipated that indebtedness incurred under the credit facilities will be repaid from funds generated internally by Enterprises and Cox and from other sources that may include the proceeds of the sale of securities in the capital markets and/or the sale of assets. No final decisions have been made concerning the method that Enterprises and Cox will employ to repay such indebtedness.

      Existing Enterprises Credit Agreement. In June 2004, Enterprises entered into a five-year unsecured $1.1 billion revolving credit facility. JPMorgan Chase Bank is the administrative agent for a syndicate of lenders. The existing credit facility will be available through June 4, 2009. Borrowings under the existing credit facility may be used only to refinance other borrowings of Enterprises and for general corporate purposes.

      Enterprises may select the interest rate applicable to borrowings under the existing credit agreement among four alternatives. The interest rate may be based on the London Interbank Offered Rate (LIBOR), the certificate of deposit rate, the Federal funds rate or an alternate base rate. The alternate base rate is based on the greater of the prime rate or the Federal funds rate plus 0.50%. In each case, the applicable interest rate is increased by a margin imposed by the existing credit agreement. The applicable margin for any date will depend upon Enterprises’ corporate credit ratings. If the outstanding borrowings under the existing credit facility exceed $550 million, the applicable margin will automatically increase by 0.125%. In addition to the foregoing interest rate options, Enterprises may separately negotiate the terms, including the interest rate, of discretionary loans with any lender party to the existing credit agreement.

      The existing credit agreement permits Enterprises to borrow up to $300 million in various alternate currencies.

      The existing credit agreement also imposes a commitment fee on the unused portion of the total amount available based on Enterprises’ corporate credit ratings.

      Enterprises had no borrowings outstanding under the existing credit agreement at September 30, 2004.

      Under the existing credit agreement, Enterprises must maintain a ratio of debt to operating cash flow of not more than 5.0 to 1.0 and a ratio of operating cash flow to interest expense of not less than 2.0 to 1.0.

      The existing credit agreement also contains customary affirmative and negative covenants concerning the conduct of Enterprises’ business operations, such as limitations on the granting of liens, mergers, consolidations and sales of substantially all of its assets, investments in unrestricted subsidiaries and transactions with affiliates. Subject to certain exceptions, Enterprises may not pay or declare any dividend or redeem or acquire any of its stock unless its ratio of debt to operating cash flow would not exceed a specified level after taking into account the dividend, redemption or acquisition.

      The existing credit agreement also contains customary events of default, including, but not limited to, failure to pay principal or interest, failure to pay or acceleration of other debt, misrepresentation or breach of warranty, violation of certain covenants and change of control.

      Enterprises expects to amend its existing credit agreement prior to the purchase of Shares pursuant to the Offer to conform certain of the terms, such as pricing, financial covenants and limitations on restricted payments, to the provisions of the new credit agreement.

      New Enterprises Credit Commitment. Pursuant to a commitment letter dated as of August 23, 2004, as amended by an amendment dated as of October 19, 2004, Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. committed to underwrite, structure, arrange and syndicate a new Enterprises bank credit facility consisting of a five-year unsecured $1.75 billion revolving credit facility and a five-year unsecured $500 million term loan. The new credit facility will be entered into prior to the purchase of Shares pursuant to the Offer.

      The closing of the new credit facility will be subject to usual conditions for similar facilities and transactions, including, but not limited to, execution of satisfactory credit documentation by no later than December 15, 2004, the purchase of Shares tendered in the Offer by no later than July 19, 2005, on the structure and terms described or set forth in the Merger Agreement and concurrent completion of the Merger if sufficient Shares are tendered in the Offer to permit completion of the Merger as a “short-form” merger, and either retirement and repayment in full of Enterprises’ existing credit facility or the effectiveness of an amendment to the existing credit facility to conform its terms substantially with the terms of Enterprises’ new revolving credit facility.

      If Enterprises elects to amend, rather than retire and repay, its existing credit facility, then the new revolving credit facility will be permanently reduced to $650 million.

      Term loans under the new credit facility may be used only for the following acquisition payments: the purchase price for the Shares that are allocated to and accepted for purchase by Holdings pursuant to the Offer, merger consideration payable pursuant to the Merger Agreement to the holders of the Shares upon completion of the Merger, cash payments to holders of vested options who elect to receive a cash payment in exchange for cancellation of such options and related fees and expenses. A portion of Enterprises’ new revolving credit facility will be reserved for funding of acquisition payments. The remainder of the revolving credit facility may be used for general corporate purposes. After the Merger is completed, the revolving credit facility reserve will terminate and the funding reserved thereby will then become available for general corporate purposes.

      Borrowings under the new credit facility will bear interest at a rate selected by Enterprises from three alternatives. The interest rate may be based on the London Interbank Offered Rate (LIBOR), the Federal funds rate or an alternate base rate. The alternate base rate will be based on the greater of the prime rate or the Federal funds rate plus 0.50%. In each case, the applicable interest rate will be increased by a margin imposed by the new credit documentation. The applicable margin for any date will depend upon Enterprises’ corporate credit ratings. The new credit documentation also will establish a mechanism under which individual lenders with commitments under Enterprises’ new revolving credit facility may make discretionary loans in lieu of loans committed under the revolving credit facility at rates and in currencies agreed upon from time to time with Enterprises.

      Enterprises will pay a commitment fee on the unused portion of the total amount available based on Enterprises’ corporate credit ratings.

      Enterprises will be required to maintain a ratio of debt to operating cash flow of not more than a ratio to be agreed and a ratio of operating cash flow to interest expense of not less than a ratio to be agreed.

      The new credit facility also will contain customary affirmative and negative covenants concerning the conduct of its business operations, such as limitations on the granting of liens, mergers, consolidations and dispositions of assets, investments in unrestricted subsidiaries and transactions with affiliates. Subject to certain exceptions, Enterprises will not be permitted to pay or declare any dividend or redeem or acquire any of its stock in excess of an amount to be determined unless its ratio of debt to operating cash flow would not exceed a specified level after taking into account the dividend, redemption or acquisition.

      The new credit facility also will contain customary events of default, including, but not limited to, failure to pay principal or interest, failure to pay or acceleration of other debt, misrepresentation or breach of warranty, violation of certain covenants and change of control.

      Existing Cox Credit Agreement. In June 2004, Cox entered into a five-year unsecured $1.25 billion revolving credit facility. JPMorgan Chase Bank is the administrative agent for a syndicate of lenders. The existing credit facility will be available through June 4, 2009. Borrowings under the existing credit facility may be used only to refinance other borrowings of Cox and for general corporate purposes.

      Cox may select the interest rate applicable to borrowings under the existing credit agreement among four alternatives. The interest rate may be based on the London Interbank Offered Rate (LIBOR), the certificate of deposit rate, the Federal funds rate or an alternate base rate. The alternate base rate is based on the greater of the prime rate or the Federal funds rate plus 0.50%. In each case, the applicable interest rate is increased by a margin imposed by the existing credit agreement. The applicable margin for any date will depend upon Cox’s corporate credit ratings. If the outstanding borrowings under the existing credit facility exceed $625 million, the applicable margin will automatically increase by 0.125%. In addition to the foregoing interest rate options, Cox may separately negotiate the terms, including the interest rate, of discretionary loans with any lender party to the existing credit agreement.

      The existing credit agreement also imposes a commitment fee on the unused portion of the total amount available based on Cox’s corporate credit ratings.

      Cox had no borrowings outstanding under the existing credit agreement at September 30, 2004.

      Under the existing credit agreement, Cox must maintain a ratio of debt to operating cash flow of not more than 5.0 to 1.0 and a ratio of operating cash flow to interest expense of not less than 2.0 to 1.0.

      The existing credit agreement also contains customary affirmative and negative covenants concerning the conduct of Cox’s business operations, such as limitations on the granting of liens, mergers, consolidations and sales of substantially all of its assets, investments in unrestricted subsidiaries and transactions with affiliates. Subject to certain exceptions, Cox may not pay or declare any dividend or redeem or acquire any of its stock unless its ratio of debt to operating cash flow would not exceed a specified level after taking into account the dividend, redemption or acquisition.

      The existing credit agreement also contains customary events of default, including, but not limited to, failure to pay principal or interest, failure to pay or acceleration of other debt, misrepresentation or breach of warranty, violation of certain covenants and change of control.

      Cox expects to amend its existing credit agreement prior to the purchase of Shares pursuant to the Offer to conform certain of the terms, such as pricing, financial covenants and limitations on restricted payments, to the provisions of the new credit agreement.

      New Cox Credit Commitment. Pursuant to the commitment letter dated as of August 23, 2004, as amended by the amendment dated as of October 19, 2004, Citigroup Global Markets Inc., Citicorp North America, Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. committed to underwrite, structure, arrange and syndicate new Cox bank credit facilities consisting of a five-year unsecured $2.75 billion revolving credit facility, a five-year unsecured $2.0 billion term loan and an 18-month unsecured $3.0 billion term loan. The new credit facilities will be entered into prior to the purchase of Shares pursuant to the Offer.

      The closing of the new credit facilities will be subject to usual conditions for similar facilities and transactions, including, but not limited to, execution of satisfactory credit documentation by December 15, 2004, the purchase of Shares tendered in the Offer by no later than July 19, 2005, on the structure and terms described or set forth in the Merger Agreement and concurrent completion of the Merger if sufficient Shares are tendered in the Offer to permit completion of the Merger as a “short-form” merger, and either retirement and repayment in full of Cox’s existing credit facility or the effectiveness of an amendment to the existing credit facility to conform its terms substantially with the terms of Cox’s new revolving credit facilities.

      If Cox elects to amend, rather than retire and repay, its existing credit facility, then the new revolving credit facility will be permanently reduced to $1.5 billion.

      Term loans under the new credit facilities may be used only for the following acquisition payments: the purchase price for the Shares that are allocated to and accepted for purchase by Cox pursuant to the Offer, loans to Holdings in the event Holdings purchases more than 43,165,467 shares in the Offer, merger consideration payable pursuant to the Merger Agreement to the holders of the Shares upon completion of the Merger, cash payments to holders of vested options who elect to receive a cash payment in exchange for cancellation of such options and related fees and expenses. A portion of Cox’s new revolving credit facility will be reserved for funding of acquisition payments. The remainder of the revolving credit facility may be used for general corporate purposes. After the Merger is completed, the revolving credit facility reserve will terminate and the funding reserved thereby will then become available for general corporate purposes.

      Borrowings under the new credit facilities will bear interest at a rate selected by Cox from three alternatives. The interest rate may be based on the London Interbank Offered Rate (LIBOR), the Federal funds rate or an alternate base rate. The alternate base rate will be based on the greater of the prime rate or the Federal funds rate plus 0.50%. In each case, the applicable interest rate will be increased by a margin imposed by the new credit documentation. The applicable margin for any date will depend upon Cox’s corporate credit ratings. The new credit documentation also will establish a mechanism under which individual lenders with commitments under Cox’s new revolving credit facility may make discretionary loans in lieu of loans committed under the revolving credit facility at rates agreed upon from time to time with Cox.

      Cox will pay a commitment fee on the unused portion of the total amount available based on Cox’s corporate credit ratings.

      Cox will be required to maintain a ratio of debt to operating cash flow of not more than a ratio to be agreed and a ratio of operating cash flow to interest expense of not less than a ratio to be agreed.

      The new credit facilities also will contain customary affirmative and negative covenants concerning the conduct of Cox’s business operations, such as limitations on the granting of liens, mergers, consolidations and dispositions of assets, investments in unrestricted subsidiaries and transactions with affiliates. Subject to certain exceptions, Cox will not be permitted to pay or declare any dividend or redeem or acquire any of its stock in excess of an amount to be determined unless its ratio of debt to operating cash flow would not exceed a specified level after taking into account the dividend, redemption or acquisition.

      The new credit facilities also will contain customary events of default, including, but not limited to, failure to pay principal or interest, failure to pay or acceleration of other debt, misrepresentation or breach of warranty, violation of certain covenants and change of control.

10.	Certain Effects of the Offer on the Market for the Shares.

      Effect On The Market For The Shares. The purchase of Shares by the Purchasers pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

      Stock Quotations. The Shares are currently listed and traded on the NYSE, which constitutes the principal trading market for the Shares. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE.

      According to the NYSE’s published guidelines, the Shares would not be eligible to be included for listing if, among other things, the number of Shares publicly held falls below 600,000, the number of holders of round lots of Shares falls below 400 (or below 1,200 if the average monthly trading volume is below 100,000 for the last twelve months) or the aggregate market value of such publicly held Shares falls below $15,000,000. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the NYSE for continued listing, the listing of the Shares might be discontinued and, in such event, the market for the Shares could be adversely affected. In the event the Shares were no longer eligible for listing on the NYSE, quotations might still be available from other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of such Shares remaining at such time, the interest in maintaining a market in such Shares on the part of securities firms, the possible termination of registration of such Shares under the Exchange Act as described below and other factors. However, once the Merger is consummated, Cox will no longer have any publicly traded equity securities outstanding and the Shares will be delisted from the NYSE.

      Margin Securities. The Shares are currently “margin securities” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event such Shares could no longer be used as collateral for loans made by brokers.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Cox to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders. The termination of the registration of the Shares under the Exchange Act would reduce the information required to be furnished by Cox to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to the “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Cox and persons holding “restricted securities” of Cox may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for NYSE reporting. Enterprises and Holdings currently intend to seek to cause Cox to terminate the registration of the Shares under the Exchange Act and to delist the Class A common stock from the NYSE as soon as practicable after the purchase of Shares pursuant to the Offer if the requirements for termination of registration are met. Once the Merger is consummated, Cox will no longer have any publicly traded equity securities outstanding, and Cox will terminate the registration of the Shares under the Exchange Act and delist the Shares from the NYSE.

11.	Fees and Expenses.

      Except as set forth below, the Purchasers will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

      Citigroup and Lehman Brothers are acting as Dealer Managers in connection with the Offer and have provided certain financial advisory services to Enterprises and Holdings in connection with the Offer and the Merger. Citigroup and Lehman Brothers will receive reasonable and customary compensation for their services, and Enterprises has agreed to reimburse Citigroup and Lehman Brothers for all reasonable out-of-pocket expenses incurred by them, including the reasonable fees and expenses of legal counsel, and to indemnify Citigroup and Lehman Brothers against certain liabilities and expenses in connection with their engagement, including certain liabilities under the federal securities laws.

      Enterprises has retained D. F. King & Co., Inc., as the Information Agent, and Wachovia Bank, N.A., as the Depositary, in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, e-mail and personal interview and may request banks, brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

      As compensation for acting as Information Agent in connection with the Offer, D. F. King & Co., Inc. will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Enterprises will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchasers for customary handling and mailing expenses incurred by them in forwarding material to their customers.

      The following is an estimate of fees and expenses to be incurred by the Purchasers in connection with the Offer:

(in millions)
Financial Advisors/ Dealer Managers	$97.0
Advertising	0.1
Filing Fees	1.1
Depositary	0.2
Information Agent (including mailing)	0.5
Legal, Printing and Miscellaneous	10.3

Total:	$109.8

12.	Certain Conditions to the Offer.

      Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) Holdings’ rights to extend and amend the Offer at any time in its sole discretion in accordance with the terms of the Merger Agreement, Holdings and Cox shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may terminate the Offer as to any Shares not then paid for, if at any time on or after October 19, 2004 and prior to the time of payment for any such Shares, any of the following events shall occur:

      (a) the Majority of Minority Condition shall not have been met;

      (b) there shall be pending an order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement in connection with a suit, claim or action filed by a private (non-government) third-party;

      (c) there shall (A) be pending any suit, claim, action, proceeding, hearing, notice of violation, demand letter or an investigation initiated, filed or conducted, or (B) have been a statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or rendered applicable to the Offer or the Merger, in either case initiated by any domestic, federal or state governmental, regulatory or administrative agency or authority or court or legislative body or commission which (i) prohibits or imposes any material limitations on Enterprises’ or Holdings’ ownership, control or operation of all or a material portion of the businesses or assets of Cox or its subsidiaries, (ii) prohibits or makes illegal the acceptance for payment, payment for or the purchase of Shares or the consummation of the Offer or the Merger, (iii) results in a material delay in or restricts the ability of Holdings, or renders Holdings unable, to accept for payment, pay for or purchase some or all of the Shares, (iv) imposes material limitations on the ability of Holdings or Enterprises effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Cox’s stockholders, (v) requires material divestiture by Enterprises or its affiliates of Shares, (vi) seeks to compel Enterprises, its affiliates, or Cox or its subsidiaries to dispose of material portions of the business, assets or properties of Cox or its subsidiaries, Enterprises or its affiliates or (vii) challenges or seeks to enjoin or prohibit (or seeks damages for) the consummation of the Merger or the acquisition by Enterprises, Holdings or Cox of the Shares; provided that Enterprises shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted; it being understood that the receipt of the consents listed on Schedule 4.04(b) to the Merger Agreement shall not be a condition to the Offer and to the extent any of the foregoing have been initiated by any governmental authority listed on Schedule 4.04(b) to the Merger Agreement with respect to the consents listed thereon such event shall not be a condition to the Offer;

      (d) the representations and warranties of Cox set forth in the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date, or Cox shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, except in the case of any of the foregoing for any such failures, conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had or would not reasonably be expected to have a material adverse effect on Cox or prevent or materially delay the performance by Cox of any of its obligations under the Merger Agreement or the consummation of any of the transactions contemplated hereby;

      (e) the funding from the Cox Communications Credit Facility (as defined in the Merger Agreement) shall not have been obtained by Cox for reasons other than those contemplated in condition (g) below;

      (f) the funding from the Cox Enterprises Credit Facility (as defined in the Merger Agreement) shall not have been obtained by Enterprises for reasons other than those contemplated in condition (g) below (Enterprises and Holdings have waived this condition to the Offer effective as of November 2, 2004);

      (g) there shall have occurred, and continue to exist, any of the following that causes the failure of the conditions set forth in (e) and (f) above not to be satisfied (provided that in such event Enterprises shall use reasonable best efforts for a 45 day period beginning after the occurrence of such event to obtain replacement financing on substantially identical terms) (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange, including the NYSE, for a period of two days, (ii) a declaration of a banking moratorium, (iii) any extraordinary limitation by any governmental authority that affects the extension of credit in the United States, (iv) the commencement of war or other hostilities involving the United States that materially and adversely affects the extension of credit in the United States, (v) a change in general financial bank or capital market conditions which materially and adversely affects the ability of United States financial institutions to extend credit or closes the capital markets, as a practical matter, to Enterprises or (vi) if any of (i) through (v) exists at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

      (h) Cox (as directed by the Special Committee), Enterprises, Holdings and CEI-M shall have agreed that Holdings and Cox shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; or

      (i) the Agreement shall have been terminated in accordance with its terms.

      Except for the Majority of Minority Condition and the Cox Financing Condition, the foregoing conditions are for the sole benefit of Enterprises, Holdings, CEI-M and their respective affiliates (other than Cox and its subsidiaries) and may be asserted by Enterprises or Holdings, in whole or in part, at any time and from time to time in the reasonable discretion of Enterprises or Holdings. The failure by Enterprises or Holdings at any time to exercise their respective rights under such conditions shall not be deemed a waiver of any such rights and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

      Should the Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.

13.	Certain Legal Matters.

      General. Except as described in this Section, based on a review of publicly available filings by Cox with the SEC and a review of certain information furnished by Cox to Enterprises and Holdings and discussions of representatives of Enterprises and Holdings with representatives of Cox, the Purchasers are not aware of any license, franchise or regulatory permit that is material to the business of Cox and that would be materially adversely affected by the Purchasers’ acquisition of Shares pursuant to the Offer, or of any material filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the purchase of Shares pursuant to the Offer or of Holdings’ acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, except as described below under “— State Takeover Laws.” While the Purchasers do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to Cox’s business or that certain parts of Cox’s business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchasers may decline to accept for payment or pay for any Shares tendered.

      State Takeover Laws. Cox and certain of its subsidiaries conduct business in a number of states throughout the United States, some of which have adopted laws and regulations applicable to offers to acquire shares of corporations that are incorporated or have substantial assets, stockholders and/or a principal place of business in such states. In Edgar v. Mite Corp., the Supreme Court of the United States held that the Illinois Business Takeover Statute, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions, in particular, that the corporation has a substantial number of stockholders in and is incorporated under the laws of such state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

      Cox is incorporated under the laws of the State of Delaware. Generally, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless the board of directors of the target approves the business combination prior to the date the person becomes an interested stockholder. The Cox Board approved the Offer and the Merger prior to the execution of the Merger Agreement and has specifically acted to render the restrictions in Section 203 inapplicable to the Merger Agreement, the Offer, the Merger and other transactions contemplated by the Merger Agreement and Enterprises, Holdings, DNS and CEI-M. Therefore, the Purchasers do not believe that Section 203 would apply to the Offer or the Merger.

      Cox conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchasers have not determined whether any of these state takeover laws and regulations will by their terms apply to the Offer or the Merger, and, except as set forth above, the Purchasers have not presently sought to comply with any state takeover statute or regulation. The Purchasers reserve the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer or the Merger, and neither anything in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, the Purchasers might be required to file certain information with, or to receive approval from, the relevant state authorities, and the Purchasers might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer. In addition, if enjoined, the Purchasers might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchasers may not be obligated to accept for payment any Shares tendered. See “The Tender Offer — Section 12. Certain Conditions To The Offer.”

      Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is not subject to such requirements because Enterprises currently beneficially owns in excess of 50% of Cox’s issued and outstanding common stock. Although this transaction is not subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchasers pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Enterprises or Cox. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Purchasers do not believe that the purchase of Shares pursuant to the Offer or the Merger will result in a violation of any antitrust laws. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

      Certain Litigation. Eighteen putative class action lawsuits were filed, purportedly on behalf of the public stockholders of Cox, challenging Enterprises’ proposal to acquire all of the outstanding Shares not owned by Holdings or DNS for $32.00 in cash per Share (the “Proposed Transaction”). Fifteen of the lawsuits were filed in the Court of Chancery of the State of Delaware (the “Delaware Court”). Following a hearing held on August 24, 2004, the Delaware Court consolidated the actions under the caption In re Cox Communications, Inc. Shareholders’ Litigation, Consolidated C.A. No. 613-N (the “Delaware Action”), and designated the amended complaint that had been filed in C.A. No. 613-N as the operative complaint in the Delaware Action (the “Delaware Complaint”). The Delaware Complaint names as defendants (collectively “Defendants”) Cox, Enterprises, Holdings, Barbara Cox Anthony and Anne Cox Chambers, and the members of the Cox Board (the “Board Defendants”). The Delaware Complaint alleges, among other things, that the price proposed to be paid in the Proposed Transaction was unfairly low, that the initiation and timing of the Proposed Transaction were in breach of the Defendants’ purported duties of loyalty and constituted unfair dealing, that the structure of the Proposed Transaction was inequitably coercive, that Defendants caused materially misleading and incomplete information to be disseminated to the holders of the Shares, and that the Board Defendants would breach their duty of care and good faith by approving the Proposed Transaction and attempting to disenfranchise the holders of the Shares by circumventing certain alleged contractual voting rights. The Delaware Complaint seeks an injunction against the Proposed Transaction, or, if it is consummated, rescission of the Transaction and imposition of a constructive trust, as well as money damages, an accounting, attorneys’ fees, expenses and other relief.

      Three putative class action lawsuits were filed in the Superior Court of Fulton County, Georgia (the “Georgia Court”), styled Brody v. Cox Communications, Inc., et al., 2004CV89198, Golombuski, et al. v. Cox Communications, Inc., et al., 2004CV89216, and Durgin v. Cox Communications, Inc., et al., 2004CV89301 (collectively, the “Georgia Actions,” together with the Delaware Action, the “Actions”). The Georgia Actions were purportedly brought on behalf of the public holders of Shares against Cox, Enterprises and the Board Defendants (collectively with Cox and Enterprises, the “Georgia Defendants”), although four counts of the Golombuski complaint were brought derivatively on behalf of Cox against the Board Defendants and Enterprises. With the exception of the Durgin Action, which did not assert claims against Enterprises, the Georgia Actions each allege that Enterprises and the Board Defendants breached their fiduciary duties in connection with the Proposed Transaction, which plaintiffs allege proposed a purchase price which was below the fair value of the Shares. On August 18, 2004, plaintiffs in the Georgia Actions moved for entry of a case management order to consolidate the Georgia Actions under the caption In re Cox Communication, Inc. Shareholder Litigation, C.A. No. 2004-CV-89198.

      On October 19, 2004, Enterprises and Cox publicly announced that they had entered into the Merger Agreement pursuant to which the Shares would be proposed to be acquired for $34.75 per Share by means of the Offer and the Merger. On October 18, 2004, prior to the announcement of the Merger Agreement, the parties to the Delaware Action agreed upon and executed a memorandum of understanding (the “Delaware MOU”). Pursuant to the Delaware MOU, the parties to the Delaware Action agreed, subject to the conditions described below, to enter into a stipulation of settlement to cooperate in public disclosures related to the Merger Agreement, and to use their best efforts to gain approval of the proposed settlement terms (the “Proposed Settlement”) by the Delaware Court. The Delaware MOU contemplates that, if the Proposed Settlement is approved by the Delaware Court following notice to the holders of the Shares, the Delaware Court will enter a final order providing for the dismissal with prejudice of the Delaware Action and a release in favor of all Defendants of any and all claims related to the Proposed Transaction, the Offer, and the Merger that have been or could have been asserted by the plaintiffs on behalf of the holders of the Shares (the “Delaware Final Order”). The terms of the Proposed Settlement are, among other things, (i) that, subject to the Merger Agreement, Enterprises shall proceed with the Offer and the Merger in which the holders of the Shares shall be entitled to receive consideration of $34.75 per Share, (ii) that the Offer will be subject to, among other conditions, the Majority of the Minority Condition, and (iii) that the plaintiffs shall be given the opportunity to review in advance and comment upon certain disclosures made by Enterprises and Cox in connection with the Offer and the Merger. Enterprises has acknowledged that it took into account the desirability of satisfactorily addressing the claims asserted in the Delaware Action in agreeing to increase the consideration offered to the holders of Shares and the Majority of the Minority Condition, and that the effects of plaintiffs’ counsel in the Delaware Action were causal factors that lead to such terms of the Merger Agreement.

      Also on October 18, 2004, prior to the announcement of the Merger Agreement, the parties to the Georgia Actions entered into a memorandum of understanding (the “Georgia MOU”). Pursuant to the Georgia MOU, the parties to the Georgia Actions agreed, among other things: (i) that, subject to the definitive Merger Agreement, Enterprises shall proceed with the Offer and the Merger in which the holders of the Shares shall be entitled to receive consideration of $34.75 per share, (ii) that the Offer will be subject to, among other conditions, the Majority of the Minority Condition, (iii) that Enterprises acknowledges that it took into account the desirability of satisfactorily addressing the claims asserted in the Georgia Actions in agreeing to the increased consideration offered to the holders of the Shares in the Offer and the Merger and to the Majority of the Minority Condition, and (iv) that plaintiffs shall be given the opportunity to review in advance and comment upon certain disclosures made by Enterprises and Cox in connection with the Offer and the Merger. The Georgia MOU further provides that if the Delaware Final Order has become final and non-appealable, the parties to the Georgia Actions will jointly seek, within two business days thereof, to effect the dismissal with prejudice of the Georgia Actions without further notice to the holders of the Shares.

      The Delaware MOU and the Georgia MOU provide that Defendants will provide plaintiffs’ counsel in the Delaware Action and the Georgia Actions with confirmatory discovery relating to the Merger Agreement, including additional document production and depositions, and that all other proceedings in the Actions are suspended, except any settlement related proceedings in Delaware and Georgia. Counsel for plaintiffs in the Delaware Action and counsel for plaintiffs in the Georgia Actions intend to apply to the Delaware Court and the Georgia Court, respectively, for a reasonable award of fees and expenses, and Defendants have reserved the right to object to any such application.

      The Proposed Settlement is subject to the execution of a definitive stipulation of settlement and final approval by the Delaware Court. If the Proposed Settlement is ultimately not approved by the Delaware Court, the Actions could proceed and the plaintiffs in the Actions could seek the relief sought in their respective complaints. Accordingly, there can be no assurance that the Proposed Settlement, or the dismissal of the Delaware Action and the Georgia Actions, will be completed on the terms described above.

14.	Miscellaneous.

      The Offer is being made to all holders of Shares other than Holdings and DNS. The Purchasers are not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchasers become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchasers will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchasers cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchasers by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

      No person has been authorized to give any information or make any representation on behalf of Enterprises or the Purchasers not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

      The Purchasers and Enterprises have filed with the SEC a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Schedule 13E-3. In addition, Cox has filed a Solicitation/ Recommendation Statement on Schedule 14D-9, together with all exhibits thereto, pursuant to Rule 14d-9 under the Exchange Act setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in “The Tender Offer — Section 7. Certain Information Concerning Cox” (except that they will not be available at the regional offices of the SEC).

Cox Enterprises, Inc.
Cox Holdings, Inc.
Cox Communications, Inc.

November 3, 2004

SCHEDULE A

1.	Directors and Executive Officers of Enterprises.

      Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Enterprises. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each executive officer of Enterprises has been employed in such position or in other executive or management positions with Enterprises for at least five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Enterprises. Unless otherwise noted, each person identified below is a United States citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Enterprises is c/o Cox Enterprises, Inc., 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328. Telephone: (678) 645-0000.

Present Principal Occupation or Employment and Material Positions Held During the Last Five
Name	Years

James C. Kennedy*	Mr. Kennedy has served as Chairman of the Board of Directors and Chief Executive Officer of Enterprises since January 1988, and prior to that time was Enterprises’ President and Chief Operating Officer. Mr. Kennedy joined Enterprises in 1972, and initially worked with Enterprises’ Atlanta Newspapers. Mr. Kennedy is Chairman of the Board of Directors Cox.
G. Dennis Berry*	Mr. Berry has served as President and Chief Operating Officer of Enterprises since October 2000. Previously, he served as President and Chief Executive Officer of Manheim Auctions, Inc., a wholly owned subsidiary of Enterprises, from 1995 through October 2000. Prior to that, Mr. Berry was publisher of the Atlanta Journal-Constitution, where he held several positions spanning more than twenty years, including President, Vice President and General Manager, and Advertising Director. Mr. Berry also serves as a director of Cox and as the President of Holdings.
Robert C. O’Leary*	Mr. O’Leary has served as Executive Vice President and Chief Financial Officer of Enterprises since December 1999. He joined Cox in 1982 as Vice President of Finance and later that year was promoted to Senior Vice President of Finance. He was promoted to Senior Vice President of Finance and Administration of Cox in 1986, and to Senior Vice President of Operations, Western Group, in 1989. In August 1996, he transferred to Enterprises, becoming its Senior Vice President and Chief Financial Officer. Mr. O’Leary serves as a director of Cox.
Barbara Cox Anthony*	Mrs. Anthony is the daughter of Governor James M. Cox, the founder of Enterprises. Mrs. Anthony also serves as the Chairwoman of Dayton Newspapers. Because Mrs. Anthony and Mrs. Chambers together exercise sole or shared beneficial ownership of approximately 99% of the stock of Enterprises, Ms. Anthony is deemed to control Enterprises.
Anne Cox Chambers*	Mrs. Chambers is the daughter of Governor James M. Cox, the founder of Enterprises. Mrs. Chambers also serves as the Chairwoman of Atlanta Newspapers. Because Mrs. Chambers and Mrs. Anthony together exercise sole or shared beneficial ownership of approximately 99% of the stock of Enterprises, Mrs. Chambers is deemed to control Enterprises.

Present Principal Occupation or Employment and Material Positions Held During the Last Five
Name	Years

Arthur M. Blank*	Mr. Blank is the co-founder of Home Depot, Inc. where he served as Chairman of the Board until January 1, 2002. Mr. Blank is the owner of the Atlanta Falcons NFL football team.
Richard L. Braunstein*	Mr. Braunstein is a member of the law firm of Dow, Lohnes & Albertson, PLLC.
Thomas O. Cordy*	Mr. Cordy is the retired President and Chief Executive Officer of The Maxxis Group, Inc.
David E. Easterly*	Mr. Easterly is the Vice Chairman of Enterprises. Prior to October 2000, Mr. Easterly was President and Chief Operating Officer of Enterprises.
Carl R. Gross*	Mr. Gross the retired Senior Vice President and Chief Administrative Officer of Enterprises and the retired President of Cox Newsprint Supply.
Paul J. Rizzo*	Mr. Rizzo is the retired Vice Chairman of IBM.
John G. Boyette	Mr. Boyette has served as the Senior Vice President, Investment and Administration of Enterprises since 2004. Previously, Mr. Boyette was the Senior Vice President, Finance of Cox Broadcasting, Inc.
Timothy W. Hughes	Mr. Hughes is the Senior Vice President, Administration of Enterprises, a position he has held since 1995.
Preston B. Barnett	Mr. Barnett is the Vice President and General Tax Counsel of Enterprises and the Vice President of Holdings.
Richard D. Huguley	Mr. Huguley is the Vice President, Development of Enterprises.
Richard J. Jacobson	Mr. Jacobson is the Vice President/ Treasurer of Enterprises.
Marybeth Leamer	Ms. Leamer is the Vice President, Human Resources of Enterprises.
Michael J. Mannheimer	Mr. Mannheimer is the Vice President, Materials Management of Enterprises.
Andrew A. Merdek	Mr. Merdek is the Vice President, Legal Affairs, General Counsel and Corporate Secretary of Enterprises. Mr. Merdek is also the Corporate Secretary of Holdings and Cox.
Gregory P. Morrison	Mr. Morrison is the Vice President and Chief Information Officer of Enterprises. Prior to joining Enterprises, Mr. Morrison served as the Vice President, Information Systems of Prudential Financial from 2000 until 2002, the Executive Vice President and Chief Operating Officer of Realestate.com during 2000 and as Vice President, Information Systems for Prudential Insurance Company from 1989 to 2000.
Alexander Netchvolodoff	Mr. Netchvolodoff is the Senior Vice President of Public Policy of Enterprises.
Sanford Schwartz	Mr. Schwartz is the Vice President, Business Development of Enterprises. Prior to his current position, Mr. Schwartz served as Executive Vice President of Cox Newspapers during 2004, as Vice President/ General Manager of the Atlanta Journal Constitution from 2001 to 2003 and as Executive Vice President/ General Manager of the Austin American Statesman from 1996 to 2001.
Thomas B. Whitfield	Mr. Whitfield is the Vice President, Direct Marketing and Database Management of Enterprises. Prior to his current position, Mr. Whitfield served as Assistant Vice President for ChoicePoint Services, Inc., from 1996 to 2000.
John C. Williams	Mr. Williams is the Vice President, Marketing of Enterprises. Mr. Williams joined Enterprises as Director Of Corporate Marketing in 1997 and was promoted to his current role in 1999.
Alexandra M. Wilson	Ms. Wilson is the Vice President, Public Policy of Enterprises.

*	Director of Enterprises.

2.	Directors and Executive Officers of Holdings.

      Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Holdings. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Holdings. Each person identified below is a United States citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Holdings is 3993 Howard Hughes Parkway, Suit 250, Las Vegas, NV 89109. Telephone: 702-732-2094

Name	Present Principal Occupation or Employment and Material Positions Held During the Last Five Years

Richard J. Jacobson*	Mr. Jacobson is the Treasurer of Holdings and the Vice President/ Treasurer of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. Jacobson’s employment history.
Andrew A. Merdek*	Mr. Merdek is the Secretary of Holdings and the Vice President, Legal Affairs, General Counsel and Corporate Secretary of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. Merdek’s employment history.
Mindy Riddle*	Ms. Riddle is a Director and Assistant Secretary of Holdings. She is currently employed with Wilmington Trust SP Services (Nevada), Inc. as Manager, Financial Services. Prior to joining Wilmington Trust in 2002, she served in public accounting at a national accounting firm, McGladrey & Pullen.
G. Dennis Berry	Mr. Berry is the President of Holdings and President and Chief Operating Officer of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. Berry’s employment history.
Preston B. Barnett	Mr. Barnett is the Vice President of Holdings and the Vice President and General Tax Counsel of Enterprises. Refer to Section 1 of this Schedule A for more information regarding Mr. Barnett’s employment history.

*	Director of Holdings.

3.	Directors and Executive Officers of Cox.

      Set forth in the table below are the names, the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Cox. None of these persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has any of these persons been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Unless otherwise stated, each executive officer of Cox has been employed in such position or in other executive or management positions with Cox for at least five years. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Cox. Each person identified below is a United States citizen. Unless otherwise indicated, the business address and telephone number of each person identified below as a director or executive officer of Cox is

c/o Cox Communications, Inc., 1400 Lake Hearn Drive, Atlanta, Georgia 30319. Telephone: (404) 843-5000.

Present Principal Occupation or Employment and Material Positions Held During the Last
Name	Five Years

James C. Kennedy*	Mr. Kennedy has served as Chairman of the Board of Directors of Cox since May 1994. Mr. Kennedy has served as Chairman of the Board of Directors and Chief Executive Officer of Enterprises since January 1988, and prior to that time was Enterprises’ President and Chief Operating Officer. Mr. Kennedy joined Enterprises in 1972, and initially worked with Enterprises’ Atlanta Newspapers.
G. Dennis Berry*	Mr. Berry has served as a director of Cox since January 2003. Mr. Berry has served as President and Chief Operating Officer of Enterprises since October 2000. Previously, he served as President and Chief Executive Officer of Manheim Auctions, Inc., a wholly owned subsidiary of Enterprises, from 1995 through October 2000. Prior to that, Mr. Berry was publisher of the Atlanta Journal-Constitution, where he held several positions spanning more than twenty years, including President, Vice President and General Manager, and Advertising Director.
Janet M. Clarke*	Ms. Clarke has served as a director of Cox since March 1995. Ms. Clarke is president of Clarke Littlefield LLC. Previously, she served as Chief Marketing Officer of DealerTrack, Inc., where she was employed beginning September, 2002. Prior to that, she served as Executive Vice President of Young & Rubicam, Inc. and Chairman and Chief Executive Officer, KnowledgeBase Marketing, Inc., a subsidiary of Young & Rubicam, from 2000 to 2001. Previously, she served as the Managing Director — Global Database Marketing of Citibank. Prior to joining Citibank in 1997, Ms. Clarke was Senior Vice President of Information Technology Sector of R.R. Donnelley & Sons Company, which she joined in 1978.
Robert C. O’Leary*	Mr. O’Leary has served as a director of Cox since May 1999. Mr. O’Leary has served as Executive Vice President and Chief Financial Officer of Enterprises since December 1999. He joined Cox in 1982 as Vice President of Finance and later that year was promoted to Senior Vice President of Finance. He was promoted to Senior Vice President of Finance and Administration of Cox in 1986, and to Senior Vice President of Operations, Western Group, in 1989. In August 1996, he transferred to Enterprises, becoming its Senior Vice President and Chief Financial Officer.
James O. Robbins*	Mr. Robbins has served as a director of Cox since May 1994. Mr. Robbins has served as President of Cox since September 1985, and as President and Chief Executive Officer since May 1994. Mr. Robbins joined Cox in September 1983 and has served as Vice President, Cox Cable New York City and as Senior Vice President, Operations of Cox.
Rodney W. Schrock*	Mr. Schrock has served as a director of Cox since July 2000. Mr. Schrock served as President and Chief Executive Officer of Panasas, Inc. from February 2001 until December 2003. Previously, he served as President and Chief Executive Officer of AltaVista Company from January 1999 until October 2000. Prior to that, he served as Senior Vice President and Group General Manager of Compaq Computer Corporation’s Consumer Products Group beginning in 1995, and in other management and executive positions with Compaq beginning in 1987.
Andrew J. Young*	Mr. Young has served as a director of Cox since March 1995. Mr. Young has served as Chairman of GoodWorks International L.L.C. since 1998, and was Co-Chairman from January 1997 until 1998. He was Vice Chairman of Law Companies Group, Inc., an engineering and environmental consulting company, from February 1993 to January 1997, and was Chairman of one if its subsidiaries, Law International, Inc., from 1989 to February 1993. From 1981 to 1989, Mr. Young was Mayor of Atlanta, Georgia, and prior to that he served as U.S. Ambassador to the United Nations under President Jimmy Carter and as a member of the U.S. House of Representatives.

Present Principal Occupation or Employment and Material Positions Held During the Last
Name	Five Years

Christopher J. Bowick	Mr. Bowick has served as Senior Vice President, Engineering and Chief Technical Officer since January 2001. Mr. Bowick joined Cox in April 1998 as Vice President, Technology Development, and was promoted to Senior Vice President, Technology Development in October 2000. Prior to joining Cox, Mr. Bowick served as Group Vice President and Chief Technology Officer of Jones Intercable starting September 1991.
Jill Campbell	Ms. Campbell has served as Senior Vice President, Operations since April 2002. Prior to that, she served as Vice President, Operations beginning April 2001 and as Vice President and General Manager of Cox’s system in Las Vegas, Nevada from September 1998 to March 2001. Ms. Campbell joined Cox in 1982 as Director of Communications for Cox’s Oklahoma City, Oklahoma system, where she was promoted to acting General Manager in 1992. She served as Vice President and General Manager of Cox’s Bakersfield, California system from 1992 to 1996, and of Cox’s Bakersfield and Santa Barbara, California systems from 1996 to April 1997, and was Vice President of Customer Operations of Cox’s Phoenix, Arizona system from April 1997 to September 1998.
Dallas S. Clement	Mr. Clement has served as Senior Vice President, Strategy and Development since August 2000. Prior to that, he served as Vice President and Treasurer from January 1999 to July 2000. Mr. Clement joined Cox in 1990 as a Policy Analyst and was promoted to Manager of Investment Planning in January 1993, Director of Finance in August 1994, and Treasurer in December 1996. From April 1995 to December 1996, Mr. Clement served as Assistant Treasurer for Enterprises and Cox.
Susan W. Coker	Ms. Coker has served as Vice President and Treasurer since January 2004. Previously she served as Treasurer beginning January 2002, and prior to that, she served as Assistant Treasurer beginning December 1999. Ms. Coker joined Cox in 1995 as Director of Financial Planning for Broadband Services, and was promoted to Director of Financial Planning & Analysis in 1999.
Mae A. Douglas	Ms. Douglas was appointed Vice President and Chief People Officer for Cox in 2000. She is responsible for all of Cox’s human resources functions, including employee relations, executive development, training and organizational development, employee recruitment and compensation administration. Ms. Douglas joined CableRep, Cox’s advertising sales division, in 1995 as Manager of Employee Relations and was promoted to Director of Employee Relations in 1998. She was promoted to Regional VP of Ad Sales for CableRep in 1999.
John M. Dyer	Mr. Dyer has served as Senior Vice President, Operations since September 1999 and was previously Senior Vice President, Mergers & Acquisitions and Chief Accounting Officer. Prior to that, he served as Vice President of Accounting and Financial Planning beginning April 1997. Mr. Dyer joined Enterprises in 1977 as an internal auditor and moved to the former Cox Cable Communications, Inc. in 1980 as a financial analyst, later serving as Manager of Capital Asset Planning, and Director of Operations before being recruited by Times Mirror Cable as a Regional Vice President of Operations, later serving as Vice President of Operations. Mr. Dyer rejoined Cox as Vice President of Financial Planning and Analysis when Cox acquired Times Mirror in 1995.
Patrick J. Esser	Mr. Esser has served as Executive Vice President and Chief Operating Officer since January 2004. Previously he served as Executive Vice President, Operations since February 2001. Prior to that, he served as Senior Vice President, Operations beginning January 2000, and as Vice President of Operations beginning May 1999. Previously, he served as Vice President, Advertising Sales from 1991 to 1999. Mr. Esser joined Cox in 1979 as Director of Programming for Cox’s Hampton Roads, Virginia cable system and in 1981 was part of a management team that launched Cox’s local advertising sales subsidiary, CableRep (now Cox Media, Inc.).

Present Principal Occupation or Employment and Material Positions Held During the Last
Name	Five Years

William J. Fitzsimmons	Mr. Fitzsimmons has served as Vice President of Accounting and Financial Planning and Analysis, and Chief Accounting Officer, since April 2001. Prior to that, he served as Vice President of Financial Operations for Cox’s system in San Diego, California from 1996 to March 2001. Mr. Fitzsimmons joined Cox in 1993 as Director of Finance for Cox’s Pensacola, Florida system, and was promoted to Director of Finance in San Diego in 1995.
James A. Hatcher	Mr. Hatcher has served as Senior Vice President, Legal and Regulatory Affairs since July 1999. Prior to that, he served as Vice President, Legal and Regulatory Affairs beginning January 1995. Mr. Hatcher was named Vice President and General Counsel of Cox in 1992. He joined Cox in 1979 and held various positions, including Secretary and General Counsel for Cox and Enterprises prior to 1992.
Scott A. Hatfield	Mr. Hatfield has served as Senior Vice President and Chief Information Officer since July 1999. Mr. Hatfield joined Cox in 1995 as Vice President and Chief Information Officer. Prior to joining Cox, Mr. Hatfield served as Vice President and Chief Information Officer of Ohmeda, Inc. since 1994.
Jimmy W. Hayes	Mr. Hayes has served as Executive Vice President, Finance and Chief Financial Officer of Cox since July 1999. Mr. Hayes was named Senior Vice President, Finance and Administration and Chief Financial Officer in January 1999. Prior to that time, he served as Senior Vice President, Finance and Chief Financial Officer of Cox beginning January 1992. Mr. Hayes joined Enterprises in 1980 as Accounting Manager, was promoted to Assistant Controller in May 1981, and Controller in January 1982. Mr. Hayes was named Vice President, Finance of Cox in September 1989.
Claus F. Kroeger	Mr. Kroeger has served as Senior Vice President, Operations since July 1999. Prior to that, he served as Vice President, Operations beginning October 1994. Mr. Kroeger joined Cox in 1976 as a manager trainee. He has held various positions in the field and served as Director of Operations and Director of Business Development of Cox. From 1990 to 1994, he served as Vice President and General Manager of Cox Cable Middle Georgia.

*	Director of Cox.

SCHEDULE B

      The following table sets forth information concerning transactions in Cox’s Class A common stock during the past 60 days by (i) Enterprises, its subsidiaries, and their respective directors and executive officers, (ii) Holdings, its subsidiaries, and their respective directors and executive officers, and (iii) Cox, its subsidiaries, their respective directors and executive officers and any Cox pension, profit-sharing or similar plan. Unless otherwise noted, all transactions listed below involved open-market purchases or sales of Cox’s Class A common stock.

		Number of Class A
Name of Party	Transaction Date	Shares	Price Per Share

James C. Kennedy	October 25, 2004	1,000	0.00*
	October 25, 2004	1,000	0.00*
Dallas S. Clement	October 29, 2004	1,400	0.00**

Total		3,400

*	Represents a gift by Mr. Kennedy.

**	Represents gifts by Mr. Clement to his children.

      Neither Enterprises nor Holdings has purchased any Cox Class A common stock in the past two years. The following table sets forth information with respect to purchases of Cox’s Class A common stock by Cox during the past two years, all of which were sales exempt from Exchange Act Section 16(b) resulting from the surrender of Class A common stock by Cox officers to satisfy withholding tax liability incident to the vesting of awards originally issued under Cox’s Long-Term Incentive Plan.

	Number of Shares	Price Paid
	Purchased During	Per Share During
Quarter/Year	the Quarter	the Quarter

First Quarter 2002	10,737	$41.68
First Quarter 2003	11,506	$28.61
Third Quarter 2003	2,377	$32.94
First Quarter 2004	9,485	$34.75

B-1

SCHEDULE C

Excerpts from the Delaware General Corporation Law Relating to the Rights of Dissenting Stockholders

Section 262

Appraisal Rights

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX I

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000 | Fax: 212-357-4451

PERSONAL AND CONFIDENTIAL

October 19, 2004

Special Committee of the Board of Directors

Cox Communications, Inc.
1400 Lake Hearn Drive
Atlanta, Georgia 30319

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Cox Enterprises, Inc. (“CEI”) and its affiliates) of the outstanding shares of Class A Common Stock, par value $1.00 per share (the “Shares”), of Cox Communications, Inc. (the “Company”) of the $34.75 per Share in cash proposed to be received by the holders of Shares in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 19, 2004 (the “Agreement”), by and among CEI, Cox Holdings, Inc., a wholly owned subsidiary of CEI (“Purchaser”), CEI-M Corporation, a wholly owned subsidiary of CEI (“Merger Sub”), and the Company. The Agreement provides for a tender offer (the “Tender Offer”) for all of the outstanding Shares, other than Shares held by CEI and Cox DNS, Inc., a wholly owned subsidiary of CEI (“DNS”), pursuant to which the Company and Purchaser will pay $34.75 per Share in cash for each Share accepted. The Agreement also provides that the Tender Offer is subject to the unwaivable condition that there shall have been validly tendered and not withdrawn the number of Shares which constitutes at least a majority of the outstanding Shares not held by CEI, DNS, Merger Sub, any of their respective affiliates or any officers or directors of the Company. Pursuant to the Agreement, Purchaser and DNS will contribute all Shares (including any Shares purchased by Purchaser pursuant to the Tender Offer) and all shares of Class C Common Stock, par value $1.00 per share (the “Class C Stock”), of the Company owned by them to Merger Sub immediately prior to the effective time of the Merger. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by CEI and its affiliates) will be converted into the right to receive $34.75 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Special Committee in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”).

Special Committee of the Board of Directors

Cox Communications, Inc.
October 19, 2004
Page Two

We expect to receive fees for our services in connection with the Transaction, including fees of $1,750,000 in the aggregate prior to the date hereof, $4,640,000 upon delivery of this letter, and 0.20% of the amount by which the aggregate consideration payable at the closing of the Tender Offer and the Merger to holders of Shares (other than CEI) exceeds the aggregate amount that would have been paid to such holders in the Tender Offer and the Merger had such per Share consideration been $32.67. The Company has also agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

In addition, we have provided certain investment banking services to the Company from time to time, including having acted as (i) co-manager in connection with the follow-on offering of Shares in August 1999, (ii) co-manager in the offering of exchangeable debentures of the Company in the aggregate principal amount of $1,108,000,000 in November 1999 and (iii) lender in connection with a five-year loan commitment in the aggregate principal amount of $40,000,000 in June 2004. We have provided certain investment banking services to CEI from time to time, including having acted as lender in connection with (i) a 364-day loan commitment in the aggregate principal amount of $10,000,000 in June 2003 and (ii) a five-year loan commitment in the aggregate principal amount of $40,000,000 in June 2004. We have also provided certain investment banking services to Cox Radio, Inc., an indirect subsidiary of CEI (“Cox Radio”), from time to time, including having acted as lender in connection with (i) a 364-day loan commitment in the aggregate principal amount of $6,000,000 in June 2003 and (ii) a five-year loan commitment in the aggregate principal amount of $15,000,000 in June 2004. We also may provide investment banking and other services to the Company, CEI, Cox Radio and their affiliates in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, CEI, Cox Radio and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company, Cox Radio and other affiliates of CEI for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain internal financial analyses and forecasts for the Company prepared by the Company’s management, including such management’s long-range plans, dated September 7, 2004 and Fall 2003, respectively, the presentation at the October 6, 2004 meeting of the Board of Directors of the Company and forecasts for the interim period ended September 30, 2004; audited financial statements of Discovery Communications, Inc. (“Discovery”) for the two fiscal years ended December 31, 2003; certain forecasts for Discovery prepared by the management of Discovery; and certain research analyst estimates for the Company and its affiliates. We also have held discussions with members of the senior management of the Company regarding

Special Committee of the Board of Directors
Cox Communications, Inc.
October 19, 2004
Page Three

their assessment of the past and current business operations, financial condition and future prospects of the Company and its affiliates. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent minority buyout transactions and certain recent business combinations and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. You have instructed us to take into account your views and the views of the Company’s management as to the significant risks and uncertainties relating to the ability of the Company to realize the long range plan, dated September 7, 2004, in the amounts and within the time periods contemplated thereby, including in light of developments material to competitive pressures affecting the Company and the forecasts by the Company’s management for the interim period ended September 30, 2004.

We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of or other business combination with the Company. We note that (i) CEI and its affiliates beneficially own approximately 72.8% of the combined voting power of the Shares and the Class C Stock; (ii) CEI has indicated to you that it has no interest in pursuing or permitting a business combination involving the Company or any of its operations other than a transaction in which CEI would be a purchaser of the Shares it does not already beneficially own and you have instructed us not to consider any such alternative transaction in rendering this opinion; and (iii) to your knowledge, no third party other than CEI has made any proposal to purchase most or all of the outstanding Shares as a single block, including during the time since the announcement of CEI’s proposal on August 1, 2004. Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Special Committee of the Board of Directors

Cox Communications, Inc.
October 19, 2004
Page Four

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $34.75 per Share in cash to be received by the holders of Shares (other than CEI and its affiliates) in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

(GOLDMAN, SACHS & CO.)

ANNEX II

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

COX ENTERPRISES, INC.,

COX HOLDINGS, INC.,

CEI-M CORPORATION

AND

COX COMMUNICATIONS, INC.

DATED AS OF OCTOBER 19, 2004

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 19, 2004, is entered into by and among Cox Enterprises, Inc., a Delaware corporation (“Parent”), Cox Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), CEI-M Corporation, a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”), and Cox Communications, Inc., a Delaware corporation (the “Company”).

      WHEREAS, Purchaser beneficially owns 25,696,470 shares of the Class C Common Stock, par value $1.00 per share, of the Company (the “Class C Stock”), and 340,710,646 shares of the Class A Common Stock, par value $1.00 per share, of the Company (the “Class A Stock”), and Cox DNS, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“DNS”), owns 1,901,322 shares of Class C Stock and 24,980,530 shares of Class A Stock, which together with the Class C Stock and Class A Stock owned by Purchaser, in the aggregate, represents approximately 62.05% of the outstanding shares of common stock of the Company and 72.74% of the voting power in the Company;

      WHEREAS, subject to the terms and conditions provided herein, Purchaser and the Company hereby agree to commence a joint tender offer (the “Offer”) to acquire up to 100% of the issued and outstanding shares of Class A Stock (the “Shares”) not otherwise owned by Purchaser and DNS for an amount equal to $34.75 per Share (such amount being hereinafter referred to as the “Offer Price”), net to the stockholders who tender their Shares, in cash;

      WHEREAS, subject to the terms and conditions provided herein, upon the purchase of Shares pursuant to the Offer, Parent intends to cause all shares of capital stock of the Company owned by Purchaser and DNS to be transferred to Merger Sub immediately prior to the Effective Time (as defined in Section 2.02 herein) and to merge Merger Sub with and into the Company pursuant to Delaware General Corporation Law (“DGCL”) Section 251 or Section 253, as applicable (the “Merger”);

      WHEREAS, the Board of Directors of the Company, based on the recommendation of the special committee of independent directors of the Board of Directors of the Company (the “Special Committee”), has (i) determined that each of the Offer and the Merger (as hereinafter defined), is advisable, fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries), (ii) resolved to approve and adopt this Agreement and the transactions contemplated hereby, (iii) resolved to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger by such stockholders of the Company, subject to the terms and conditions set forth herein, (iv) approved the transactions contemplated by this Agreement as an exception to the Business Combination provisions of the Company’s Certificate of Incorporation, as amended to the date hereof (the “Company Charter”) and (v) taken all necessary action to render the restrictions in Section 203 of the DGCL inapplicable to this Agreement, the transactions contemplated by this Agreement, Parent, Purchaser, DNS and Merger Sub.

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, Parent, Purchaser, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE TENDER OFFER

      SECTION 1.01     The Tender Offer.

      (a) Subject to the provisions of this Agreement, the Company and Purchaser will commence the Offer, as promptly as practicable (but in no event earlier than November 1, 2004) after the public announcement (on the date hereof or the following business day) of the execution of this Agreement.

      (b) The Offer shall expire at 12:00 midnight, New York City Time, twenty (20) business days following the commencement of the Offer (the “Initial Expiration Date” and together with any extension permitted hereunder, the “Expiration Date”), unless this Agreement is earlier terminated in accordance with Section 8.01 hereof.

      (c) The obligation of Purchaser and the Company to commence the Offer and to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject only to (i) the non-waivable condition that pursuant to the Offer, there shall have been validly tendered and not withdrawn before the Offer expires the number of Shares which constitutes at least a majority of the outstanding Shares not beneficially owned by Parent, Purchaser or DNS or their respective affiliates or the directors and executive officers of the Company immediately prior to the expiration of the Offer (the “MOM Condition”) and (ii) the other conditions set forth in Exhibit 1.01(c) hereto, any of which conditions, except for the MOM Condition and condition (e) on Exhibit 1.01(c), may be waived exclusively by Purchaser, for itself and on behalf of the Company (which waiver shall be binding on the Company), in Purchaser’s sole discretion. Purchaser expressly reserves the right to amend or make changes to the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company (expressed in a resolution adopted by both the Special Committee and the Company’s Board of Directors), Purchaser shall not do any of the following: (i) decrease the Offer Price or change the form of consideration to be paid in the Offer, (ii) impose any conditions to the Offer other than the conditions set forth in Exhibit 1.01(c) hereto, (iii) otherwise amend the Offer in a manner that would materially and adversely affect the holders of Shares, (iv) amend or waive the MOM Condition or condition (e) on Exhibit 1.01(c) and (v) decrease the number of Shares to be purchased by Purchaser pursuant to the Offer. Notwithstanding anything in this Agreement to the contrary, without the consent of the Special Committee, Purchaser shall have the right to extend the Offer on behalf of Purchaser and the Company beyond the Initial Expiration Date for any of the following events: (i) from time to time if, at the Initial Expiration Date (or extended Expiration Date of the Offer, if applicable), any of the conditions to the Offer, including without limitation, the MOM Condition, shall not have been satisfied or, if permissible, waived; (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff thereof applicable to the Offer or any period required by applicable law; or (iii) if Shares have been accepted for payment but the number of Shares collectively owned by Parent, Purchaser and Merger Sub is less than 90% of the then outstanding Shares, for an aggregate period of not more than 15 business days (for all such extensions) (each a “Subsequent Period”) beyond the date on which Shares are first accepted for payment as a “subsequent offering period” (as such term is defined in Rule 14d-1(g)(8) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in accordance with Rule 14d-11 of the Exchange Act. In the event that all of the conditions to the Offer have not been satisfied or waived at the then scheduled expiration date of the Offer, at the request of the Special Committee, Purchaser shall, and Parent shall cause Purchaser to, extend the expiration date of the Offer in such increments as Purchaser may determine until the earliest to occur of (i) the satisfaction or waiver of such conditions, (ii) termination of this Agreement in accordance with its terms, and (iii) the determination that such conditions are not reasonably capable of being satisfied. To the extent Purchaser amends or makes changes to the conditions of the Offer pursuant to the terms and conditions of this Section 1.01(c), the Company will cooperate with Parent and Purchaser in making any filings or amendments required by the DGCL, the Exchange Act, the Securities Act of 1933, as amended (the “Securities Act”) or any other federal securities law, regulation or rule, or as otherwise may be necessary to effect such amendment or change.

      (d) As soon as reasonably practicable on the date the Offer is commenced, (i) Parent, Purchaser and the Company shall file with the SEC a single, joint Tender Offer Statement on Schedule TO (together with all amendments thereto, the “Schedule TO”) and a Schedule 13E-3 and (ii) the Company shall file a Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the Offer, each of which will comply in all material respects with the provisions of all applicable federal securities laws, and will contain (including as an exhibit) or incorporate by reference the Offer and forms of the related letter of transmittal and summary advertisement (which documents, together with any supplements or amendments thereto, are referred to collectively as the “Offer Documents”). The Company agrees that (A) the Schedule 14D-9 shall not be withdrawn or amended without the prior written consent of Parent; provided, however, that such recommendation may be withdrawn or modified by the Special

Committee without the prior written consent of Parent to the extent that the Special Committee determines in good faith, after receiving the advice of outside counsel, that such recommendation would no longer be consistent with its fiduciary duties to the Company’s stockholders under applicable law and (B) the Schedule 14D-9, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to written information supplied by Parent or Purchaser specifically for inclusion in the Schedule 14D-9. Each of Parent, Purchaser and the Company agree that the Schedule TO, Schedule 13E-3 and the Offer Documents, on the date filed with the SEC and on the date first published, sent or given to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Purchaser with respect to written information supplied by the Company specifically for inclusion in the Schedule TO or the Offer Documents and no representation is made by the Company with respect to written information supplied by Parent or Purchaser specifically for inclusion in the Schedule TO or the Offer Document. Each of Parent, Purchaser and the Company further agrees to take all steps necessary to cause the Offer Documents to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities laws. Each of Parent, Purchaser and the Company agrees promptly to correct or supplement any information provided by it for use in the Offer Documents if and to the extent that it shall have become false and misleading in any material respect and Parent, Purchaser and the Company further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given the opportunity to review the initial Schedule 14D-9 before it is filed with the SEC. In addition, Parent and Purchaser on the one hand, and the Company on the other hand, agree to provide the other and their respective counsel with any comments or other communications that either party or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments or other communications.

      SECTION 1.02     Company Actions. The Company hereby approves of and consents to the Offer. The Schedule 14D-9 will set forth, and the Company hereby represents to Parent, Purchaser and Merger Sub, that (a) each of the Special Committee and the Board of Directors of the Company (upon the recommendation of the Special Committee), at meetings duly called and held, has (i) determined that each of the Offer and the Merger is advisable, fair to and in the best interests of the Company’s stockholders (other than Parent and its subsidiaries); (ii) approved this Agreement and the transactions contemplated hereby, including, without limitation the Offer and the Merger; and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares pursuant thereto and approve and adopt this Agreement and the Merger; provided, however, that such recommendation may be withdrawn or modified to the extent that the Board of Directors of the Company, based on the recommendation of the Special Committee, determines in good faith, after receiving the advice of outside counsel, that such recommendation would no longer be consistent with its fiduciary duties to the Company’s stockholders under applicable law; (b) the Special Committee has received the written opinion of Goldman, Sachs & Co., the financial advisor to the Special Committee (“Goldman Sachs”), dated the date of this Agreement (the “Fairness Opinion”) to the effect that, as of such date, $34.75 per Share in cash to be received by the stockholders of the Company (other than Parent and its affiliates) pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders (it being acknowledged and agreed that the inclusion of the disclosure set forth in this clause (b) in the Company’s Schedule 14D-9 shall be subject to consent of Goldman Sachs in accordance with its engagement letter with the Company); (c) the Special Committee, acting as the “Independent Directors” for purposes of Article IX of the Company Charter, has approved the transactions contemplated herein as exceptions to the Business Combination provisions in Article IX of the Company Charter; and (d) the Board of

Directors of the Company and the Special Committee have taken all necessary action to render the restrictions in Section 203 of the DGCL inapplicable to this Agreement, the transactions contemplated by this Agreement, Parent, Purchaser, DNS and Merger Sub.

      SECTION 1.03     The Purchase. Subject to the terms of this Agreement and the satisfaction or, if permissible, waiver, of all of the conditions to the Offer, promptly after the expiration of the “initial offering period” (as such term is defined in Rule 14d-1(g)(4) under the Exchange Act) (the “Initial Period”) and, if applicable, promptly, in accordance with Rule 14d-11 under the Exchange Act, during any Subsequent Period, (i) Parent will cause Purchaser to accept for payment and pay for, in accordance with the terms of the Offer, up to and including, but not more than 43,165,467 Shares in the aggregate, and (ii) the Company will accept for payment and pay for, in accordance with the terms of the Offer, all of the remaining Shares tendered pursuant to the Offer; provided, however, that if there shall have been validly tendered (and not withdrawn) pursuant to the Offer prior to 12:00 midnight, New York City Time, on the expiration of the Initial Period or, if applicable, during any Subsequent Period, that number of Shares which, when added to the Shares then owned by Parent, Purchaser and DNS (including, without limitation, any Shares purchased promptly after the expiration of the Initial Period) would represent 90% or more of the issued and outstanding Shares at the close of business on the business day immediately preceding such expiration, Parent, in its sole discretion, may instead elect to cause Purchaser to accept for payment and pay for all of the Shares validly tendered pursuant to the Offer and not yet accepted and paid for rather than have both the Company and Purchaser accept and pay for Shares, in accordance with the terms of the Offer.

      SECTION 1.04     Stockholder Lists. In connection with the Offer, the Company shall reasonably promptly furnish Purchaser with (i) mailing labels, security position listings of Shares held in stock depositories and any available listing or computer file containing the names and addresses of the record holders of Shares, each as of the most recent practicable date, and (ii) such additional information, including updated lists of stockholders, mailing labels and lists of securities positions and such other information and assistance as Purchaser or its agents may reasonably request in connection with communicating to the record and beneficial holders of Shares with respect to the Offer and the Merger.

ARTICLE II

THE MERGER

      SECTION 2.01     The Merger.

      (a) Subject to the terms and conditions of this Agreement, Purchaser will, and Parent will cause Purchaser and DNS to each, contribute all shares of Class A Stock and all shares of Class C Stock owned by them (including any Shares purchased by Purchaser pursuant to the Offer) to Merger Sub immediately prior to the Effective Time (as defined in Section 2.02 herein).

      (b) Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.02 herein), (i) the Company and Purchaser shall consummate the Merger pursuant to which Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the successor or surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware, and (iii) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

      SECTION 2.02     Effective Time; Closing. As soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VII, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger in the case of a Long-Form Merger pursuant to Section 2.09 herein, or a certificate of ownership and merger, in the case of a Short-Form Merger pursuant to Section 2.08 herein, as applicable (in either case, the “Certificate of Merger”) with the Secretary of State of the State of Delaware and by making any related filings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is agreed to by the parties hereto and as is specified in the Certificate of Merger (the “Effective Time” or the “Closing”). Prior to such filing, a closing shall be held at the offices of Dow, Lohnes & Albertson, PLLC, One Ravinia Drive, Suite 1600, Atlanta, Georgia 30346, or such other place as the parties shall agree, for the purposes of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.

      SECTION 2.03     Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the DGCL (including, without limitation, Sections 259, 260 and 261 thereof).

      SECTION 2.04     Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation and the bylaws of the Company will be amended in their entireties to read as set forth in Exhibits 2.04(a) (in the case of the certificate of incorporation) and 2.04(b) (in the case of the bylaws), and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended in accordance with their respective terms and the DGCL.

      SECTION 2.05     Directors. The directors of the Company immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by law.

      SECTION 2.06     Officers. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by law.

      SECTION 2.07     Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, Merger Sub or the Company or any holder of Shares:

(a) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled pursuant to clause (b) below and any Dissenting Shares (as hereinafter defined)) shall be converted automatically as of the Effective Time into the right to receive, subject to compliance with the provisions of Section 3.02 hereof, an amount in cash per Share equal to the Offer Price (the “Merger Consideration”), without interest. Each certificate previously evidencing any such share shall, after the Effective Time, represent only such right to receive, subject to compliance with the provisions of Section 3.02 hereof, the Merger Consideration. The holders of such certificates previously evidencing such Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law.

(b) Each Share and each share of Class C Stock or other class or series of capital stock (i) held in the treasury of the Company or by any wholly-owned subsidiary of the Company or (ii) owned by Parent, Purchaser or Merger Sub, shall automatically be canceled, retired and cease to exist without any conversion thereof and no payment shall be made with respect thereto.

(c) Each share of common stock, par value $.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

      SECTION 2.08     Short-Form Merger; Stockholders’ Meeting Not Required. If, following the purchase of Shares pursuant to the Offer and its expiration on the Expiration Date and consummation of the completion of the Offer and the contribution of Shares contemplated by Section 2.01(a), Merger Sub owns in the aggregate at least 90% of the Shares outstanding, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in Article VII without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL (a “Short-Form Merger”).

      SECTION 2.09     Long-Form Merger; Stockholders’ Meeting Required.

      (a) If, following the purchase of Shares pursuant to the Offer and its expiration on the Expiration Date and consummation of the completion of the Offer and the contribution of Shares contemplated by Section 2.01(a), Merger Sub owns in the aggregate less than 90% of the Shares outstanding, the parties hereto agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction or waiver of the conditions to the Merger set forth in Article VII, in accordance with Section 251 of the DGCL (a “Long-Form Merger”). In furtherance and not in limitation of the foregoing agreement, the Company agrees that it shall, acting through its Board of Directors in accordance with applicable law, take the following actions:

(i) duly call, give notice of, convene and hold a special meeting of its stockholders (the “Special Meeting”) as soon as practicable following the acceptance for payment and purchase of Shares pursuant to the Offer to consider and vote upon the approval and adoption of this Agreement and the Merger;

(ii) prepare and file with the SEC a preliminary proxy statement relating to this Agreement and the Merger and use its best efforts (A) after consultation with Parent and Purchaser, to respond promptly to any comments made by the staff of the SEC with respect to such preliminary proxy statement and cause a definitive proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”) to be mailed to its stockholders at the earliest practicable time, and (B) to obtain the necessary approvals of this Agreement and the Merger by its stockholders; and

(iii) include in the Proxy Statement the Fairness Opinion (subject to consent of Goldman Sachs in accordance with its engagement letter with the Company), and the recommendations of the Special Committee and the Company’s Board of Directors that the stockholders of the Company vote in favor of the approval and adoption of this Agreement and the Merger; provided, however, that such recommendation may be withdrawn or modified by the Special Committee without the prior written consent of Parent to the extent that the Special Committee determines in good faith, after receiving the advice of outside counsel, that such recommendation would no longer be consistent with its fiduciary duties to the Company’s stockholders under applicable law.

      (b) Parent, Purchaser and Merger Sub will provide the Company with the information concerning Parent, Purchaser, Merger Sub and their respective subsidiaries and affiliates required under the Exchange Act to be included in the Proxy Statement.

      (c) Each of Parent, Purchaser, Merger Sub and the Company covenants and agrees that the information supplied by it for inclusion in the Proxy Statement or related materials, at the time such Proxy Statement or any amendments or supplements thereto are filed with the SEC, and at the time of the first mailing and at the time of the Special Meeting, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      (d) If a vote of the stockholders of the Company is necessary to effect the Merger, Purchaser will vote and Parent will cause DNS to vote all Shares and shares of Class C Stock owned by them and their subsidiaries in favor of the approval and adoption of this Agreement and the Merger and will agree not to dispose of Shares or shares of Class C Stock following the purchase of Shares in the Offer or to grant voting power to any person or entity prior to the earlier of the Effective Time or the termination of this Agreement, except as contemplated by Section 2.01(a).

ARTICLE III

DISSENTING SHARES; PAYMENT FOR SHARES

      SECTION 3.01     Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time that are held by stockholders (i) who shall have neither voted for approval and adoption of this Agreement and the Merger nor consented thereto in writing and (ii) who shall be entitled to and shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration at or after the Effective Time unless and until the holder of such Shares fails to perfect, withdraws or otherwise loses such holder’s right to appraisal. If a holder of Dissenting Shares shall withdraw (in accordance with Section 262(k) of the DGCL) his or her demand for such appraisal or shall become ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into the right to receive the Merger Consideration, without interest thereon in the manner provided in Section 2.07 hereof. The Company or the Surviving Corporation, as the case may be, shall give Parent (a) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other instruments served pursuant to Section 262 of the DGCL and received by the Company and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

      SECTION 3.02     Exchange of Certificates and Cash.

      (a) Exchange Agent. As soon as practicable after the execution of this Agreement, Parent, Purchaser, Merger Sub and the Company shall enter into an agreement, subject to the Special Committee’s approval (not to be unreasonably withheld), and which agreement shall not be amended without the Special Committee’s approval (not to be unreasonably withheld), providing for the matters set forth in this Section 3.02 (the “Exchange Agent Agreement”) with a bank or trust company selected by Parent, subject to the Special Committee’s approval (not to be unreasonably withheld) (the “Exchange Agent”), authorizing such Exchange Agent to act as Exchange Agent in connection with the Offer and the Merger. As and when needed, on a timely basis, Parent and the Company shall deposit or shall cause to be deposited with or for the account of the Exchange Agent, for the benefit of the holders of Shares (other than Dissenting Shares and shares to be canceled pursuant to Section 2.07(b) hereof), such funds as are necessary to pay for the Shares as a result of the Offer, as provided in Section 1.03(a) hereof and as a result of the Merger as provided in Section 2.07(a) hereof (such cash funds are hereafter referred to as the “Exchange Fund”).

      (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time evidenced outstanding Shares (other than Dissenting Shares and Shares to be canceled pursuant to Section 2.07(b) hereof (the “Certificates”), (i) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions (collectively, the “Transmittal Documents”), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate, without any interest thereon, less any required withholding of taxes, and the Certificate so surrendered shall thereupon be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid in accordance with this Article III to the transferee of such Shares if the Certificate evidencing such Shares is presented to the Exchange Agent and is properly endorsed or otherwise in proper form for transfer. In such event, the signature on the Certificate or any related stock power must be properly guaranteed and the person requesting payment of the Merger Consideration must either pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate so surrendered or establish to the Surviving Corporation that such tax has been paid or is not applicable. The Merger Consideration will be delivered by the Exchange Agent as promptly as practicable following surrender of a Certificate and the related Transmittal Documents. Cash payments may be made by check unless otherwise required by a depositary institution in connection with the book-entry delivery of securities. No interest will be payable on such Merger Consideration. Until surrendered in accordance with this Section 3.02, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Merger Consideration for each Share formerly represented by such Certificate. The Exchange Fund shall not be used for any purpose other than as set forth in this Article III. Any interest, dividends or other income earned on the investment of cash held in the Exchange Fund shall be for the account of Parent, or if Parent shall have directed, the account of the Surviving Corporation. The Merger Consideration delivered upon surrender of the Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares.

      (c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) which remains undistributed to the holders of Shares for six months following the Effective Time shall be delivered by the Exchange Agent to Parent on demand, or at Parent’s direction all or a portion thereof shall be delivered to the Surviving Corporation. Any holders of Shares who have not theretofore complied with this Article III shall thereafter look only to Parent and (if Parent shall have directed that any portion of such Exchange Fund be delivered to the Surviving Corporation) the Surviving Corporation for payment of the Merger Consideration.

      (d) No Liability. None of the Surviving Corporation, Parent, Purchaser, the Company or the Exchange Agent shall be liable to any holder of Shares for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      (e) Withholding Rights. The Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

      (f) Lost, Stolen or Destroyed Certificates. In the event any Certificates evidencing Shares shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate(s) shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificate(s) shall also deliver a reasonable indemnity against any claim that may be made against Parent, Purchaser, the Surviving Corporation or the Exchange Agent with respect to the Certificate(s) alleged to have been lost, stolen or destroyed. The affidavit and any indemnity which may be required hereunder shall be delivered to the Exchange Agent, who shall be responsible for making payment for such lost, stolen or destroyed Certificates(s) pursuant to the terms hereof.

      SECTION 3.03     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates representing Shares shall cease to have any rights with respect to such Shares, except as provided in this Agreement or by applicable law. Any Certificates presented to the Exchange Agent or the Surviving Corporation for any reason at or after the Effective Time shall be canceled and exchanged for the Merger Consideration pursuant to the terms in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      Except as set forth in the SEC Reports (defined in Section 4.05 hereof) filed prior to the date hereof or as otherwise known by Parent, the Company hereby represents and warrants to Parent and Purchaser as follows:

      SECTION 4.01     Corporate Organization. The Company and each of its subsidiaries is a corporation, partnership or other legal entity duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where such failures to be so organized, existing and in good standing, individually or in the aggregate, have not had or would not reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of the Company and its subsidiaries, taken as a whole (a “Company Material Adverse Effect”). The Company and each of its subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had, or would not reasonably be expected to have a Company Material Adverse Effect.

      SECTION 4.02     Capitalization.

      (a) The authorized capital stock of the Company consists of 671,000,000 shares of Class A Stock, 62,000,000 shares of Class C Stock and 10,000,000 shares of preferred stock. As of October 15, 2004, there were (i) 606,315,174 Shares and 27,597,792 shares of Class C Stock issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 5,532,505 shares of Class A Stock held in the Company’s treasury, (iii) no shares of preferred stock issued or outstanding and (iv) 18,670,467 stock options outstanding, and since such date, no Shares, Class C shares or Preferred shares have been issued other than Shares issued pursuant to options which were outstanding as of such date.

      (b) Except as set forth in this Section 4.02, and except for this Agreement and the transactions contemplated hereby, there are not now, and at the Effective Time there will not be, any shares of capital stock of the Company issued or outstanding or any subscriptions, options, warrants, calls, rights, convertible or exchangeable securities or other agreements, commitments or rights of any character relating to issued or unissued capital stock or other securities of the Company, or otherwise obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, or to make any payments in respect of, shares of capital stock or other securities of the Company.

      (c) Except for this Agreement and the transactions contemplated hereby, there are not now, and at the Effective Time there will not be, any voting trusts or other agreements or understandings to which the Company is a party or is bound with respect to the voting of capital stock of the Company.

      SECTION 4.03     Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and the Special Committee and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby (other than, with respect to the Long-Form Merger, the approval of this Agreement and the Merger by the stockholders of the Company and the filing of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent, Purchaser and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

      SECTION 4.04     No Conflict; Required Filings and Consents.

      (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the Company Charter or its Bylaws (the “Bylaws”), or the certificate of incorporation, bylaws or other equivalent organizational documents of any of its subsidiaries or (ii) conflict with or violate any federal, state or local statute, law, rule, regulation, ordinance, code, order, judgment, decree or any other requirement or rule of law applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, increased payment or cancellation of, or result in the creation of a lien or other encumbrance on any property or contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or any of their properties or assets is bound or affected, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of any of the transactions contemplated hereby.

      (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated hereby by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a “Governmental Entity”), except (i) for (A) any applicable requirements of the Exchange Act or the Securities Act, (B) the filing of appropriate merger and similar documents as required by the DGCL, the Merger and the transactions contemplated hereby, and (C) the approvals from franchising authorities or other regulatory agencies set forth on Schedule 4.04(b) (the “Governmental Approvals”) and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of any of the transactions contemplated hereby.

      SECTION 4.05     SEC Filings and Financial Statements. The Company has heretofore filed (or, with respect to forms, reports, statements, schedules and other materials required to be filed after the date hereof, will file) all forms, reports, statements, schedules and other materials with the SEC required to be filed pursuant to the Exchange Act or other federal securities laws since October 1, 2001 (the “SEC Reports”). As of their respective dates, the SEC Reports (including, without limitation, all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein) complied in all material respects with all applicable requirements of the Exchange Act and other federal securities laws and to the best knowledge of the Company, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company (the “2003 Financial Statements”) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (including the related notes thereto) and the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2004 and June 30, 2004 (including the related notes thereto) have been prepared from, and are in accordance with, the books and records of the Company and its subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal year-end adjustments) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries as at the dates thereof or for the periods presented therein.

      SECTION 4.06     Absence of Certain Changes or Events. Since December 31, 2003, neither the Company nor any of its subsidiaries has (a) conducted its business other than in the ordinary and usual course of business consistent with past practice or (b) suffered any change in its business, financial condition, results of operations, assets or liabilities which, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect, other than any change or effect relating to general economic conditions or generally affecting the industries in which the Company operates which are not disproportionate to the Company and other than any change or effect attributable to the execution, announcement and/or performance of this Agreement.

      SECTION 4.07     No Undisclosed Liabilities. Except (a) for liabilities incurred by the Company or its subsidiaries in the ordinary course of business consistent with past practice and (b) for liabilities incurred in connection with the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

      SECTION 4.08     Opinion of Financial Advisor. The Special Committee has received the written opinion of Goldman Sachs, dated the date hereof, to the effect that, as of such date, $34.75 per Share in cash to be received by the stockholders of the Company (other than Parent and its affiliates) pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders.

      SECTION 4.09     Board Approval. The Board of Directors of the Company, based on the recommendation of the Special Committee, at a meeting duly called and held and at which a quorum was present and voting, (a) determined that this Agreement, the Offer and the Merger are advisable, fair to and in the best interests of the Company’s stockholders (other than Parent and its subsidiaries), (b) approved this Agreement, the Offer, the Merger and the other transactions contemplated hereby, and (c) resolved to recommend acceptance of the Offer and approval and adoption of this Agreement by the Company’s stockholders (if such approval and adoption by the Company’s stockholders is required by law in order to effectuate the Merger). The Special Committee constitutes the “Independent Directors” as provided in Article IX of the Company Charter and has approved the transactions contemplated herein, including the Offer and the Merger, as an exception to the Business Combination provision under Article IX of the Company Charter. The Board of Directors of the Company and the Special Committee have taken all necessary action to render the restrictions in Section 203 of the DGCL inapplicable to this Agreement, the transactions contemplated by this Agreement, Parent, Purchaser, DNS and Merger Sub.

      SECTION 4.10     Brokers. No broker, finder or investment banker (other than Goldman Sachs) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Goldman Sachs pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

      SECTION 4.11     Financing. The Company has received from Parent, and provided to the Special Committee, a copy of a fully executed commitment letter from Citicorp North America, Inc., Citigroup Global Markets Inc., Lehman Commercial Paper Inc., Lehman Brothers Inc., JPMorgan Chase Bank and J.P. Morgan Securities Inc. (the “Lenders”) dated August 23, 2004, as amended, providing for financing necessary for Purchaser and the Company to consummate the transactions contemplated by the Offer and Merger (the “Commitment Letter”).

      SECTION 4.12     Vote Required. If the conditions of Section 2.08 are not met, no vote of the Company stockholders is required to effect the Long-Form Merger other than a vote of the holders of the outstanding shares of Class A and Class C Stock, voting together as a single class with each share of

Class A stock being entitled to one vote and each share of Class C stock being entitled to ten votes, with such vote to be taken at the Special Meeting held pursuant to Section 2.09(a)(i) hereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PARENT, PURCHASER AND MERGER SUB

      Parent, Purchaser and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

      SECTION 5.01     Corporate Organization. Each of Parent, Purchaser and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

      SECTION 5.02     Authority Relative to this Agreement. Each of Parent, Purchaser and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent, Purchaser and Merger Sub and the consummation by each of them of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Parent, Purchaser and Merger Sub, and by Parent as the sole stockholder of Purchaser, and by Purchaser as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent, Purchaser or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement by Parent, Purchaser or Merger Sub or the consummation by Parent, Purchaser or Merger Sub of the transactions contemplated hereby (other than the filing of the Certificate of Merger as required by the DGCL). This Agreement has been duly and validly executed and delivered by each of Parent, Purchaser and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent, Purchaser and Merger Sub, enforceable against each of Parent, Purchaser and Merger Sub in accordance with its terms.

      SECTION 5.03     No Conflict; Required Filings and Consents.

      (a) The execution and delivery of this Agreement by Parent, Purchaser and Merger Sub do not, and the performance of this Agreement and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent, Purchaser or Merger Sub, (ii) conflict with or violate any federal, state or local statute, law, rule, regulation, ordinance, code, order, judgment, decree or any other requirement or rule of law applicable to any of Parent, Purchaser or Merger Sub or by which any of their properties or assets are bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a material benefit under or give to others any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or contract, agreement, lease, license, permit, franchise or other instrument or obligation to which any of Parent, Purchaser or Merger Sub is a party or by which any of Parent, Purchaser or Merger Sub or any of their properties or assets is bound or affected, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, or would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance by Parent, Purchaser or Merger Sub of any of their respective obligations under this Agreement or the consummation of any of the transactions contemplated hereby (a “Parent Material Adverse Effect”).

      (b) The execution and delivery of this Agreement by Parent, Purchaser and Merger Sub do not, and the performance of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated hereby by Parent, Purchaser and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for (A) any applicable requirements, if any, of the Exchange Act or the Securities Act, (B) filing of appropriate merger and similar documents as required by the DGCL, and (C) the Governmental Approvals and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect.

      SECTION 5.04     Brokers. No broker, finder or investment banker (other than Citigroup and Lehman Brothers) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Offer, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Purchaser or Merger Sub.

      SECTION 5.05     Financing. Parent has received, and provided to the Special Committee, a complete, correct and fully executed copy of the Commitment Letter providing for the financing necessary for Purchaser and the Company to consummate the transactions contemplated by the Offer and Merger. The Commitment Letter is in full force and effect on the date hereof. There are no facts or circumstances known to Parent that it believes are likely to (i) prevent the conditions (with respect to Parent) described in the Commitment Letter from being satisfied, (ii) prevent the Facilities (as defined in the Commitment Letter) from being consummated pursuant to the terms of the Commitment Letter, (iii) prevent Parent from receiving financing pursuant to the Facilities or (iv) make any of the assumptions (with respect to Parent) set forth in the Commitment Letter unreasonable. The aggregate proceeds contemplated by the Facilities, when taken together with the available cash of Parent and the Company, are sufficient to enable Purchaser or Purchaser and the Company, as the case may be, to purchase Shares pursuant to Section 1.03 hereof and to fund the Merger Consideration pursuant to Section 2.07 hereof.

      SECTION 5.06     No Material Transactions. None of Parent, Purchaser or Merger Sub has commenced negotiations, agreed in principle or executed any agreement (A) pursuant to which (i) all or any substantial portion of the material assets or properties of the Company or the Surviving Corporation or their subsidiaries would be offered, sold, leased, exchanged or otherwise disposed of, (ii) any material number of shares of capital stock of the Company or the Surviving Corporation or their subsidiaries would be offered or sold, (iii) the Company or the Surviving Corporation or their subsidiaries would be merged, combined or reorganized with another person or entity subsequent to the Closing, or (B) that would constitute a material change to the Company’s existing long term business plan. Neither Parent nor Purchaser will be required to make any disclosure in the Schedule TO in response to paragraphs (c)(1) and (c)(2) of Rule 1006 of Regulation M-A (17 C.F.R. §1006) that does not relate to the transactions contemplated by this Agreement.

      SECTION 5.07     Subsidiaries. Each of Purchaser and Merger Sub are direct or indirect wholly-owned subsidiaries of Parent. Merger Sub was formed specifically for the transactions contemplated by this Agreement and has conducted no operations and incurred no obligation other than in connection with the transactions contemplated by this Agreement and related to the financing. Prior to the date hereof, Purchaser has had no operations or purpose other than the ownership of stock in its subsidiaries.

ARTICLE VI

COVENANTS AND OTHER AGREEMENTS

      SECTION 6.01     Conduct of Business of the Company. The Company covenants and agrees that, prior to the Effective Time, unless Parent shall have otherwise agreed in writing or unless such action shall have been approved by a majority of the entire Board of Directors of the Company or except as otherwise expressly contemplated by this Agreement:

(a) The business of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary and usual course of business consistent with past practice;

(b) The Company and its subsidiaries shall not make any material modifications in employee benefit plans, employment or compensation arrangements;

(c) The Company and its subsidiaries shall not grant any awards of restricted stock or stock options; and

(d) The Company and its subsidiaries shall use their commercially reasonable best efforts to keep available the services of their present officers and key employees and to preserve the good will of those having business relationships with any of them.

      SECTION 6.02     Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence, or failure to occur, of any event which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect, or (b) any material failure of the Company, on the one hand, or Parent, Purchaser or Merger Sub, on the other hand, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations or warranties of the parties or the conditions to the performance by the parties hereunder.

      SECTION 6.03     Indemnification; Directors, and Officers, Insurance.

      (a) Parent and the Company agree that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each individual who, as of the Effective Time, is a present or former director or officer of the Company or any of its subsidiaries (each, an “Indemnified Person”) as provided in the Company Charter and Bylaws, or in the certificate or articles of incorporation, bylaws or similar documents of any of such subsidiaries, in effect as of the date hereof, shall, with respect to matters occurring prior to the Effective Time, survive the Merger and continue in full force and effect after the Effective Time. Until the sixth anniversary of the Effective Date, the certificate of incorporation and bylaws of the Surviving Corporation and the certificate or articles of incorporation, bylaws or similar documents of its subsidiaries shall, with respect to matters occurring prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons than are set forth in the Company Charter and Bylaws or in the certificate or articles of incorporation, bylaws or similar documents of the Surviving Corporation’s subsidiaries in effect as of the date of execution of this Agreement, and such provisions shall not be amended, repealed or otherwise modified prior to the sixth anniversary of the Effective Time in any manner that would materially adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring prior to the Effective Time. To the maximum extent permitted by law, all such indemnification of Indemnified Persons with respect to matters occurring before the Effective Time, shall be mandatory rather than permissive, and the Company or the Surviving Corporation and their subsidiaries, as the case may be, shall advance expenses in connection with such indemnification. Parent and the Company further agree that all rights to indemnification or advancement of expenses now existing in favor of Indemnified Persons in any indemnification agreement between such person and the Company or any such subsidiary, as the case may be, or under law shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement or law.

      (b) From and after the Effective Time, Parent and the Surviving Corporation shall jointly and severally, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each Indemnified Person against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) any acts or omissions occurring or alleged to occur prior to the Effective Time in their capacities as officers or directors of the Company or any of its subsidiaries or taken by them at the request of the Company or any of its subsidiaries (including, without limitation, acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company) or (ii) the adoption and approval of this Agreement, the Offer, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement. Notwithstanding the foregoing, in the event of any indemnifiable claim (whether or not arising before the Effective Time), (i) Parent and the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Person seeking indemnification pursuant to this Section 6.03(b), which counsel shall be reasonably satisfactory to Parent and the

Surviving Corporation, promptly after statements therefor are received and otherwise advance or reimburse to such directors documented expenses reasonably incurred, (ii) any determination required to be made with respect to whether such Indemnified Person’s conduct complies with the standards set forth in the DGCL and any applicable provisions of the Company’s Certificate of Incorporation or Bylaws shall be made by independent counsel mutually acceptable to Parent, the Surviving Corporation and such Indemnified Persons; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). The Indemnified Persons seeking indemnification pursuant to this Section 6.03(b) as a group may retain one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnified Person under applicable standards of professional conduct, a conflict on any significant issue between positions of such director and any other director seeking indemnification pursuant to this Section 6.03(b).

      (c) Parent shall or the Surviving Corporation shall obtain and maintain directors and officers liability insurance policies for the Indemnified Persons with respect to matters occurring prior to the Effective Time for a period of six years from the Effective Time on terms with respect to coverage and amount no less favorable than those of the applicable policies in effect on the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be obligated to expend in order to obtain or maintain insurance coverage pursuant to this Section 6.03(c) any amount per annum in excess of 200% of the aggregate premiums currently paid or payable by the Company in 2004 (on an annualized basis) for such purpose (the “cap”); and provided further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the cap, Parent or the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the cap.

      (d) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or any substantial portion of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or their respective successors or assigns) assume the obligations of the Surviving Corporation (or their respective successors or assigns) as contemplated by this Section 6.03. The Surviving Corporation and Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.03. For the period from the time when Purchaser or the Company first purchases Shares pursuant to the Offer through the Effective Time, Parent shall not permit the Company to amend the provisions in the Company Charter and Bylaws providing for exculpation of director and officer liability and indemnification of Indemnified Persons. The provisions of this Section 6.03 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Persons. Notwithstanding anything to the contrary, it is agreed that the rights of an Indemnified Person under this Section 6.03 shall be in addition to, and not a limitation of any other rights such Indemnified Person may have under the Company Charter and Bylaws, any other indemnification arrangements, the DGCL or otherwise and nothing in this Section 6.03 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Indemnified Persons under the Company Charter and Bylaws, any other indemnification arrangements, the DGCL or otherwise with respect to matters occurring prior to the Effective Time.

      SECTION 6.04     Access and Information. The Company shall afford to Parent, Purchaser and their representatives such access during normal business hours throughout the period prior to the Effective Time to the Company’s books, records (including, without limitation, tax returns and work papers of the Company’s independent auditors), facilities, personnel and to such other information as Parent shall reasonably request.

      SECTION 6.05     Publicity. None of the Company, Parent, Purchaser or Merger Sub shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Offer, the Merger or the other transactions contemplated hereby without prior consultation with the other parties, except as may be required by law or any listing agreement with a national securities exchange to which Parent or the Company is a party. Upon execution of this Agreement, Parent and the Special Committee shall agree upon the text of a press release to be issued with respect to this Agreement and the transactions contemplated hereby.

      SECTION 6.06     Reasonable Best Efforts. Subject to the terms and conditions hereof, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer, the Merger and this Agreement, and to cooperate with each other in connection with the foregoing, including using its reasonable best efforts to (a) obtain all necessary waivers, consents and approvals from other parties to material agreements, leases and other contracts, (b) obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, state or foreign law or regulation, (c) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, (d) effect any necessary registrations and filings and submissions of information requested by governmental authorities, and (e) fulfill all conditions to this Agreement. In furtherance of and not in limitation of the foregoing, the Company shall permit Parent to reasonably participate in the defense and settlement of any claim, suit or cause of action relating to any takeover proposal, the Offer, the Merger, this Agreement or the other transactions contemplated hereby, and the Company shall not settle or compromise any such claim, suit or cause of action without Parent’s prior written consent, which shall not be unreasonably withheld.

      SECTION 6.07     Cancellation of Vested Stock Options. Each employee or former employee of the Company who, on or prior to the Effective Time, is the holder of vested stock option rights to purchase Shares shall be offered the right to receive an amount in cash (the “Option Cash Payment”) equal to the product of (i) the total number of Shares subject to such vested stock options and (ii) the amount, if any, by which the Merger Consideration exceeds the exercise price per share of the Shares subject to such vested stock option rights. The vested stock options rights of any employee or former employee who accepts the offer specified in this Section 6.07 shall be cancelled upon the payment to any such employee or former employee of the Option Cash Payment. The right to receive the Option Cash Payment shall be subject to the prior execution by each employee or former employee who accepts the offer specified in this Section 6.07 of all necessary written consents and releases, as determined by Parent in its sole discretion, to provide for the cancellation of the affected vested stock option rights.

      SECTION 6.08     Purchaser Compliance. Parent shall cause Purchaser and Merger Sub to comply with all of their obligations under this Agreement. Subsequent to the Effective Time, Parent shall cause Surviving Corporation to comply with all of its obligations under this Agreement to be performed subsequent to the Effective Time.

      SECTION 6.09     Financing.

      (a) Authority to Negotiate. Parent and the Company agree that unless and until this Agreement is terminated pursuant to Article 8 hereof, Parent shall have the authority to negotiate the Facilities on behalf of both Parent and the Company, and to amend or modify the Commitment Letter and the terms of the Cox Communications Credit Facility (as defined in the Commitment Letter) so long as such amendment or modification does not adversely affect the likelihood of the Facilities closing, complies with all applicable law and does not give rise to reasonable concerns regarding the solvency of the Company or the availability of sufficient surplus to complete the Offer and the Merger; provided, however, that Parent shall not agree, without the Special Committee’s prior approval, to any amendment or modification to the Cox Communications Credit Facility that would commit the Company to pay any fees or expenses or to any obligations in each case if Shares are not purchased pursuant to the Offer.

      (b) Company Financing. The Company agrees to use its reasonable best efforts to complete the transactions (related to the Company) contemplated by the Commitment Letter. Without limiting the generality of the foregoing, the Company agrees to provide reasonable and customary assistance and information in connection with the syndication and arrangement of the Facilities as set forth in the eighth and ninth paragraphs of the Commitment Letter and to undertake the other obligations therein referred to. In furtherance thereof, the Company agrees that it shall execute and take all actions reasonably necessary to duly execute and deliver the Cox Communications Credit Facility and, unless and until this Agreement is terminated pursuant to Article 8 hereof, it shall not seek to negotiate, amend, modify, terminate or cancel the Commitment Letter or the Cox Communications Credit Facility; provided, however, the Company shall not be obligated to execute the Cox Communications Credit Facility or any amendment or modification thereto if to do so would be a violation of applicable law or cause the Company to be in violation of applicable law or give rise to reasonable concerns regarding the solvency of the Company or the availability of sufficient surplus to complete the Offer and the Merger; and provided further that Parent shall not agree, without the Special Committee’s prior approval, to any amendment or modification to the Cox Communications Credit Facility that would commit the Company to pay any fees or expenses or to any obligations in each case if Shares are not purchased pursuant to the Offer. The Company will not knowingly attempt, directly or indirectly, to induce or encourage the Lenders or other entities not to fund any of the financing contemplated by the Commitment Letter.

      (c) Parent Financing. Parent agrees to use its reasonable best efforts to complete the transactions (related to Parent) contemplated by the Commitment Letter. Following the date hereof, any amendment, modification, termination or cancellation of any of the Facilities or any information known to Parent which makes it unlikely that the Facilities will be obtained on the terms set forth in the Commitment Letter shall be promptly disclosed to the Special Committee. Parent will not knowingly attempt, directly or indirectly, to induce or encourage the Lenders or other entities not to fund any of the financing contemplated by the Commitment Letter.

      SECTION 6.10     Litigation. Neither Parent nor the Company shall take any action inconsistent with the Memoranda of Understanding regarding the contemplated dismissals of the Georgia and Delaware stockholder actions if such action would materially adversely affect the Company or the Special Committee and each agrees to cooperate in negotiating further agreements consistent with the Memoranda of Understanding and shall not unreasonably refuse to execute such agreements. Parent and the Company shall cooperate in the defense of any other litigation relating to the transactions contemplated by this Agreement and the Company shall not settle any such litigation without Parent’s prior written consent. Following the Effective Time, any settlement of any such litigation shall require a full release of the Company, its directors, including the Committee, and any of their financial and legal advisors.

      SECTION 6.11     No New Offers. Each of the Company, Parent, Purchaser and Merger Sub hereby agree that if the Offer is terminated in accordance with the terms of this Agreement without the purchase of the Shares thereunder, no such party or their controlled affiliates will purchase or offer to purchase Shares for a period of ninety (90) days after the date of such termination without the consent of the Company (with the approval of the Special Committee). The inclusion of this Section 6.11 shall in no way relieve any party or other person of any additional duties, obligations or restrictions that may otherwise be applicable to the parties with respect to the purchase of Shares.

      SECTION 6.12     DGCL 203 Restrictions. If this Agreement is terminated, each of Parent, Purchaser and Merger Sub agrees that to the extent it was subject to the restrictions set forth in Section 203 of the DGCL prior to the approval of this Agreement by the Special Committee, it will, by reason of this Agreement, voluntarily comply with any such restrictions to the extent such restrictions would have been applicable had this Agreement not been executed and neither the Special Committee nor the board of directors had passed any resolutions exempting such person from Section 203.

      SECTION 6.13     Restricted Stock. The Company confirms that at the Effective Time shares of restricted stock granted by the Company shall be converted into cash and be free of all restrictions and forfeiture provisions.

ARTICLE VII

CONDITIONS

      SECTION 7.01     Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of Parent, Purchaser, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (by mutual written consent of the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) Purchase of Shares in Offer. Purchaser or Purchaser and the Company, as applicable, shall have purchased the Shares that have been tendered pursuant to the Offer, and the Expiration Date of the Offer shall have occurred.

(b) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote, if any, of the stockholders of the Company;

(c) No Order. No court of competent jurisdiction or United States federal or state Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

      SECTION 8.01     Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company:

(a) by mutual written consent of Parent and the Company (acting at the direction of the Special Committee);

(b) by either Parent or the Company (with the prior approval of the Special Committee) if the Effective Time has not occurred on or before July 19, 2005 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

(c) by either Parent or the Company (with the prior approval of the Special Committee) if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

(d) by Parent at any time prior to the purchase of Shares pursuant to the Offer, if a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth on Exhibit 1.01(c) of this Agreement not to be satisfied, and such breach shall not have been cured in order to satisfy the condition within 30 days of the date of such breach;

(e) by the Company at any time prior to the purchase of Shares pursuant to the Offer, if a breach of any representation, warranty, covenant or agreement on the part of Parent, Purchaser or Merger Sub set forth in this Agreement shall have occurred that would cause any condition set forth on Exhibit 1.01(c) of this Agreement not to be satisfied, and such breach shall not have been cured in order to satisfy the condition within 30 days of the date of such breach, other than the obligation to commence the Offer in accordance with Section 1.01(a) of this Agreement, which shall require full compliance; or

(f) by either Parent or the Company (with the prior approval of the Special Committee), if (x) the Offer shall have expired without any Shares being purchased pursuant to the Offer or (y) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer by the ninetieth 90th day from the date the Offer is commenced or such later date as contemplated by the forty-five (45) day period referenced in condition (g) of Exhibit 1.01(c) of this Agreement; provided, however, that the right to terminate this Agreement under this section 8.01(f) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Purchaser to purchase the Shares pursuant to the Offer on or before such date.

      SECTION 8.02     Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01 hereof, except as provided in Section 9.01 hereof, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of Parent, Purchaser, Merger Sub or the Company. Nothing contained in this Section 8.02 shall relieve any party from liability for any willful breach of this Agreement.

      SECTION 8.03     Amendment. This Agreement may not be amended and no waiver, consent or approval by or on behalf of the Company (or Special Committee, if applicable) may be granted except pursuant to an instrument in writing signed by or on behalf of the Company (or Special Committee, if applicable) following approval of such action by the Special Committee and signed by Parent, Purchaser and Merger Sub; provided, however, that after any approval of this Agreement by the stockholders of the Company at the Special Meeting, if applicable, no amendment may be made without the further approval of the stockholders of the Company which would: (i) decrease the Merger Consideration; or (ii) change any other terms and conditions in this Agreement if any of the changes would, individually or in the aggregate, materially and adversely affect the stockholders of the Company.

      SECTION 8.04     Extension and Waiver. At any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of the Company at the Special Meeting, if applicable:

(a) the Special Committee on behalf of the Company may (a) extend the time for the performance of any of the obligations or other acts of Parent, Purchaser and Merger Sub, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by Parent, Purchaser and Merger Sub pursuant hereto, or (c) waive compliance by Parent, Purchaser and Merger Sub with any of the agreements or with any conditions to the Company’s obligations.

(b) Parent may (a) extend the time for the performance of any of the obligations or other acts of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Company pursuant hereto, or (c) waive compliance by the Company with any of the agreements or with any conditions to Parent’s, Purchaser’s or Merger Sub’s obligations.

(c) Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

ARTICLE IX

MISCELLANEOUS

      SECTION 9.01     Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or the termination of this Agreement pursuant to Section 8.01 hereof, as the case may be, except that the agreements set forth in Section 8.02 and Section 9.02 hereof shall survive termination and this Section 9.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

      SECTION 9.02     Fees and Expenses. All costs and expenses incurred in connection with the Offer, the Merger, this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses, regardless of whether the Offer or the Merger shall be consummated; provided that Parent shall bear one-half of the printing and mailing costs and filing fees in connection with the Offer.

      SECTION 9.03     Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by telecopy or telex, overnight courier service or by registered or certified mail (postage prepaid, return receipt requested), to the respective parties at the following addresses or at such addresses as shall be specified by the parties by like notice:

(a)	If to Parent, Purchaser or Merger Sub:

Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Attention: Mr. Robert C. O’Leary, Executive Vice President and
Chief Financial Officer
Telecopy No: 678-645-1992

with copies to:

Cox Enterprises, Inc.
6205 Peachtree Dunwoody Road
Atlanta, Georgia 30328
Attention: Andrew A. Merdek, Esq., Vice President-Legal Affairs,
General Counsel and Corporate Secretary
Telecopy No: 678-645-1828

Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue
Suite 800
Washington, DC 20036-6802
Attention: Stuart A. Sheldon, Esq.
Telecopy No: 202-776-2222

(b)	If to the Company:

Cox Communications, Inc.
c/o Special Committee
1400 Lake Hearn Drive
Atlanta, Georgia 30319
Attention: Chair
Telecopy No.: 404-843-5845

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention: Peter S. Golden, Esq.
Telecopy No.: 212-859-4000

      SECTION 9.04     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that mandatory provisions of federal law apply. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (a) agrees not to commence any such action except in such court, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware state court, (c) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such action or proceeding in any such Delaware state court, and (d) waives, to the fullest extent permitted by law, the defense of any inconvenient forum to the maintenance of such action or proceeding in any such Delaware state court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties to this Agreement irrevocably consents to service of process in any such action or proceeding in the manner provided for notices in Section 9.03 of this Agreement; provided, however, that nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

      SECTION 9.05     Entire Agreement; Assignment. This Agreement (together with the annexes hereto) contains the entire agreement among Parent, Purchaser, Merger Sub and the Company with respect to the Offer, the Merger and the transactions contemplated hereby and supersedes all prior agreements and undertakings, both written and oral, among the parities, or any of them, with respect to these matters. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. This Agreement shall not be assigned, except that Purchaser may assign any of its rights and obligations hereunder, including, without limitation, the right to purchase any or all of the Shares tendered pursuant to the Offer, to Parent or one or more direct or indirectly wholly-owned subsidiaries of Parent so long as such assignment does not prevent or impair the satisfaction of any of the conditions set forth in Exhibit 1.01(c) or Article VII or delay completion of the Offer, the Merger or the other transactions contemplated hereby; provided, however, that no such assignment shall relieve Purchaser of its obligations hereunder.

      SECTION 9.06     Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any terms or provisions of this Agreement in any other jurisdiction so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

      SECTION 9.07     Headings. Headings are used for reference purposes only and do not affect the meaning or interpretation of this Agreement.

      SECTION 9.08     Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, legal representatives and permitted assigns, and, except for the provisions of Section 6.03 hereof, which shall be enforceable by the beneficiaries contemplated thereby, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

      SECTION 9.09     Specific Performance. The parties hereto agree that irreparable harm would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms hereof in addition to any other remedies to which they are entitled at law or in equity.

      SECTION 9.10     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      SECTION 9.11     Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.11.

[Signatures on the following page]

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COX ENTERPRISES, INC.

By:	/s/ JAMES C. KENNEDY

Name: James C. Kennedy
Title: Chairman and Chief Executive Officer

COX HOLDINGS, INC.

By:	/s/ G. DENNIS BERRY

Name: G. Dennis Berry
Title: President

CEI-M CORPORATION

By:	/s/ ROBERT C. O’LEARY

Name: Robert C. O’Leary
Title: Vice President

COX COMMUNICATIONS, INC.

By:	/s/ JAMES O. ROBBINS

Name: James O. Robbins
Title: President and Chief Executive Officer

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each Cox stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below:

The Depositary for the Offer is:

Wachovia Bank, N.A.

By Mail:	By Overnight Courier:	In Person By Hand Only:
Corporate Actions — NC1153 1525 West W.T. Harris Blvd., 3C3 Charlotte, NC 28262-8522	Corporate Actions — NC1153 1525 West W.T. Harris Blvd., 3C3 Charlotte, NC 28262-8522	Corporate Actions — NC1153 1525 West W.T. Harris Blvd., 3C3 Charlotte, NC 28262-8522

      Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 549-6697

The Dealer Managers for the Offer are:

Contact: Tim Drain (877) 531-8365	Contact: Kevin Blum (212) 526-7850